ANNUAL REPORT 2012

MAIN STREET MAINSTAY

Stories of Stability

John Purdue



LSB Financial Corp.



ANNUAL MEETING

The Annual Meeting of Shareholders of LSB Financial Corp. will be held April 17, 2013 at 9 a.m. EST at the LSB Building, located at 22 N. Second Street, Lafayette, Indiana.

Dear Fellow Shareholder:

I am pleased to say Lafayette Saving Bank ended 2012 with $2.7 million in earnings, a substantial increase over the $539,000 we reported last year. Steps taken last year to improve our loan credit quality let us cut back substantially on our loan loss reserve allocation in 2012, and an exceptional year for residential mortgage lending kept earnings strong. Our bank's fundamentals, especially our capital position, remain extremely strong.

In 2012, we cut in half our non-performing assets from $13.8 million at December 31, 2011 to just $6.7 million at December 31, 2012. In addition, our loan loss reserve now stands at 2.06% of total loans (highest in recent memory) compared to 1.73% last year creating a strong buffer against future problems. Last year our nonperforming assets were 3.79% of our total assets; this year they are just 1.85%. At December 31, 2012, we had just one property in other real estate owned.

We continue to rank as one of the top residential lenders in Greater Lafayette with 638 residential mortgage loans totaling $97 million last year. That works out to 2.5 mortgage loans every business day. Even more remarkable is the fact that we were able to produce that level of volume with the same number of staff that produced $56 million in 2011.

While we feel good about our progress, there are still headwinds for the bank and the banking industry. The biggest challenges are soft loan demand, the continuing low interest rate environment that will result in a shrinking net interest margin, and the time and money needed to comply with new legislation and the resultant regulatory requirements. Even though the economy is recovering, growth has been slow. People are working hard to regain the ground lost over the recent years. Some customers continue to struggle. We stood by them through the worst of the recession and continue to do all we can to help.

Through strong earnings and capital management we were able to increase our capital ratio in 2012 to 10.68% from 9.93% the previous year. We wait for further clarification from the regulators on new capital requirements for banks as a result of BASEL III. But because of our strong capital position we reinstated a $0.05 dividend in the fourth quarter. This equates to an annualized yield of around 1%. Our stock price ended the year at $19.70, up 46% from the previous year-end. We were named the 13th best Indiana publically traded stocks in 2012 by the *Indianapolis Business Magazine.*

We are most proud of winning the Journal and Courier's Reader's Choice Award for "Best Bank." We have always prided ourselves in the time and treasure we invest in our community. It is gratifying to know that our effort is recognized and appreciated.

In October, we were fortunate to contract with David Boudia, Olympic gold medalist in the 2012 London Games, as a spokesperson. David embodies our bank's core values and offers an outstanding marketing link to a younger demographic for bank products and services. We are excited to have David onboard as he trains for the Rio Olympics in 2016 and continues studying for his degree at Purdue.

We always look for ways to improve our service, such as our new apps for mobile banking. Another project underway is the relocation of our west side branch to Paramount Drive, near the new 231 Bypass in West Lafayette. This new location will help us grow, increase our visibility and decrease the congestion that we currently experience. We are targeting the summer of 2014 for the opening of that office.

I would like to give a special thank you for the hard work of our staff. Without their dedication, we would not be able to provide such a high level of convenience and service to our customers that translate into the returns we generate for our stockholders. To the LSB Financial board of directors, I am grateful for the perspective and depth they bring to this company, and for their steadfast dedication, support and wise counsel. To our shareholders, I express my deepest appreciation for your confidence in our management team and me. We are committed to operating our company prudently to continue to earn your trust and deliver outstanding results. Should you have questions or concerns, please feel free to contact me.

Respectfully,

Randolph F. Williams
President/CEO

> *Through strong earnings and capital management we were able to increase our capital ratio in 2012 to 10.68% from 9.93% the previous year.*

Business-savvy John Purdue leaves

a legacy of financial success.

STORY OF STABILITY

In 1869, John Purdue invested in two legacies: He donated $150,000 and 100 acres of land to help build Purdue University, and he founded Lafayette Savings Bank. John Purdue was the bank's first president.

Purdue was born on October 31,1802 in Germany Valley, Pennsylvania. He was the only son of the nine children born to Charles and Mary Short Purdue, and for much of his life, looked after his many sisters. Purdue used his wealth to create businesses, cities, financial districts, railroads and schools.

Purdue was a wise businessman who owned land throughout the United States. He established the Purdue Block in Lafayette, Indiana, on Second Street, just south of the present Lafayette Savings Bank headquarters.

Purdue is considered to be one of the founders of the city of Lafayette. At one time, he was a member of the Lafayette City Council and the school board. He held many offices, but ran for Congress unsuccessfully. Even his best friends claimed Purdue was a hopeless public speaker with no charisma. After living away from Germany Valley for many years, Purdue still spoke with the region's Deutsch-English dialect.

Yet, Purdue was highly thought of on a national level. During the Civil War, he was one of America's leading produce merchants with Purdue, Ward & Company. He was recognized as one of New York's leading produce vendors and known among his colleagues as the "King of Produce." Through his company,

he developed a network for transporting goods and services that stretched across the nation.

Purdue was a nonconformist with a burning drive for wealth. After he became a millionaire, he donated to churches he never attended and ultimately gave away all of his fortune. Purdue was a bachelor who loved children, treasured his family and may have been despondent for years about a failed romance. He traveled extensively, lived in hotels, including the Lahr House in downtown Lafayette, and seemed to be forever in search of something.

John Purdue's legacy makes his name a household word. The University is recognized globally for its Nobel Prize winners, top-ranking business school, restaurant and hotel management education, and innovative engineering, agricultural, and scientific research. Many alumni have become astronauts, including Neil Armstrong, the first man to walk on the moon. Purdue University is also known internationally through athletic accomplishments. In the 2012 London Olympics, David Boudia won a 10-meter platform diving competition gold medal and the 10-meter synchronized diving bronze medal.

In 1869, John Purdue gave money and land to erect buildings and create a university, but his true heritage is the thousands who carry a Purdue University degree out into the world – and the universe – to better it.

Lafayette Savings Bank is humbled to call John Purdue, "founder."



In 1885, commissioners specified that the Tippecanoe County Courthouse be built to reflect the county's stability and prosperity.


John Purdue

John Purdue | first president, Lafayette Savings Bank



Eva Christodoulakis | co-owner, Red Seven Bar & Grill

Debit Cards are easy,

secure and convenient.

STABILITY TO SERVE

The Chamber of Commerce presented Lafayette Savings Bank with the Grand Marquis de Lafayette Award for community service, leadership and contributions to the cities' quality of life.



John and Eva Christodoulakis designed Red Seven Bar & Grill with an uptown vibe. This downtown Lafayette, Indiana, locally owned hot spot is decorated in rich wood, bookcases, neon lights, bold graphics and floor-to-ceiling windows that integrate the outside cityscape into the inside décor.

Situated catty-corner from the Lafayette Savings Bank headquarters on Main Street and across from the historic Big Four Depot along the Wabash River, Red Seven Bar & Grill is an eclectic American restaurant. The Red Seven menu includes beef lettuce cups, Thai peanut noodles and crispy orange chicken. Those dishes are complemented with such offerings as bourbon-glazed pork chop, salmon with rock shrimp smother and truck-stop angus rib eye. Red Seven is a fashionable spot for gourmet pizza or cocktails from the martini menu.

The patio at Red Seven is popular for warm-weather dining. With the stately dome of the Tippecanoe County Courthouse rising skyward a block east and the busy pedestrian bridge to the west, the Red Seven corner at Second and Main Streets is the perfect atmosphere for urban feasting.

Red Seven opened in 2007 and is part of the Christos Restaurant Group, which also includes Christos New City Grill and Camille's Sidewalk Café. John is the son of Christos Group founders, Mike and Maria Christodoulakis. The family business began in Lafayette when Mike and Maria sold restaurants they owned in Hebron and Demotte, Indiana, and moved to Tippecanoe County. The two met in Greece, Mike's native country, and married after a four-day romance. The two came to America in the 1960s.

"They liked the size of the community and thought there was room to grow here," John said.

Today, Mike and Maria's four children, their spouses and other family members work for the Christos Group. "Our success is based on our family being involved in the day-to-day business," John said. "You have to put the time in. You have to be in the store. And you have to like to work with each other. We have great, great staff. Many employees have been with us for many years."

"The biggest thing for us is the closeness we feel with the community, the close connections we have with our customers," John said. "We know a lot of people by name, and it's rewarding."

Lafayette Savings Bank agrees. A closeness with community is the most gratifying part of being a local business.

Jerry O'Bryan's small business loan was a nod of faith from Lafayette Savings Bank.

STABILITY IS FAMILY

> *Lots of banks wouldn't touch us. Lafayette Savings Bank helped us through all aspects — even advice about hiring our kitchen manager and bar manager.*
>
> **Jerry O'Bryan**

Jerry O'Bryan's small business loan was a nod of faith from Lafayette Savings Bank.

Jerry and Jan O'Bryan's story could have unfolded like a sad Irish lament—no restaurant experience, no start-up capital, no Irish jig.

But Lafayette Savings Bank believed in the O'Bryans. In 2007, when no other bank would loan them money, Lafayette Savings Bank granted the O'Bryans a small business loan to open their dream pub, Nine Irish Brothers in West Lafayette, Indiana.

"Lots of banks wouldn't touch us," Jerry said. "Lafayette Savings Bank helped us through all aspects — even advice about hiring our kitchen manager and bar manager."

Other banks wouldn't "take a chance" on Jerry and Jan because the couple's business experience was in hair styling, not Guinness pouring. For more than thirty years, they had owned The Hairman, a West Lafayette icon. But as Jerry trimmed hair and managed his business, his Irish heritage whispered to him like a salty breeze, drifting in from the velvety countryside of the Emerald Isle.

"I had always wanted to open an Irish pub," Jerry said. "Most people thought we were nuts, but from day one, it has been a success."

Nine Irish Brothers is a triumph because Jerry and Jan traveled to Ireland numerous times to do research (visiting pubs, short for public houses – research never sounded so appealing) and obtaining authentic Irish signs, furniture and ephemera to recreate their favorite spots.

Jerry is the youngest of nine boys and five girls. The pub's name pays tribute to his brothers. His sisters are honored with an inscription above the bar: And Five Irish Sisters.

"The best part of the job is we have to go to Ireland to keep it real," Jerry said. "We take clients on a pub crawl there every year, acting as tour guides."

Nine Irish Brothers hums with a family atmosphere. Jerry and Jan's two daughters, who sport the Gaelic names of Maggie and Mollie, help with the business. The first location has been so fruitful that in 2008, the O'Bryan's opened a second pub across the Wabash River in Lafayette.

Nine Irish Brothers is a locally owned watering hole with a shamrock twist. Lafayette Savings Bank, the bank with the emerald-hued umbrella, was more than happy to help a fellow community business that promotes the wearing of the green.

Jerry summarized, "People keep returning because we serve a good product in a good location, treat people right and have good backing. Every day it feels like we're throwing someone a party. I can't imagine doing anything else."



Jerry O'Bryan | co-owner, Nine Irish Brothers



Grant Giese | president, Green Goose Homes

Construction loans

bring on the green

STABILITY TO BUILD

Green Goose Homes and Lafayette Savings Bank advocate "green" initiatives. The bank is a certified Clear-Blue-Green Business.

Green Goose Homes provides green home building, and Lafayette Savings Bank provides "green" through a construction loan.

Building a new home with Green Goose Homes takes on a fresh perspective, as every home they create is green-built. They are the first builder in Lafayette, Indiana, to use advanced techniques and products to ensure a home is energy efficient, conserves water, utilizes resources and breathes with clean, nontoxic air. Thus the "green" in the name Green Goose Homes is understandable, but why "Goose?"

Grant Giese, founder and president, explained, "Growing up, my last name was butchered by nearly all who tried to say it. The correct pronunciation is "Geese-E." Nearly 25 years ago, a frustrated baseball coach decided "Goose" was a lot easier to say than "Giese." The nickname stuck, and, thus, the Goose part of Green Goose."

Grant was born and raised in Lafayette, and he and his wife, Cara, are involved in many community organizations, such as March of Dimes, CASA for Kids, Big Brothers/Big Sisters, Junior Achievement, Habitat for Humanity and their own foundation, Samantha's Grace, named after their daughter who succumbed to complications of premature birth. The Gieses have two other children, Jillian and Ryan.

Green Goose builds with recycled-content interior doors and trim, blown cellulose wall insulation, insulated ductwork, recycled glass tiles, no-VOC paints and much more.

Contrary to what some may believe, a green home does not need to be expensive, covered in solar panels, or look different from a typical home. The goal is to create an attractive, eco-friendly, well-built home that fits the needs, desires and budget of the client. Green Goose Homes takes pride in a stress-free, organized approach to building.

Lafayette Savings Bank also advocates green initiatives, and has been a certified Clear-Blue-Green (CBG) Business since 2010. CBG is a certification program for environmentally friendly businesses. Lafayette Savings Bank displays green practices in water and energy conservation, waste reduction and prevention, purchasing, transportation, and employee education and outreach.

A construction loan from Lafayette Savings Bank, combined with the Green Goose Homes' personal touch, make building your house an enjoyable, memorable experience.

Grant's goal at Green Goose Homes is to build ten to fifteen homes per year and have a genuine, friendly working relationship with each customer. Grant said, "There is only one way to do that. I must earn your trust. Given the opportunity, Green Goose Homes will earn that trust."

Midwest Rentals opened a second location with a business loan.

STABILITY FOR GROWTH

Lafayette Savings Bank lends money; Midwest Rentals lends everything from aerators to flower vases.

In 1953, James Schafer and an Army buddy, Chuck Selby, opened one of the first rental stores in the country, Midwest Rentals in Lafayette, Indiana. Jim passed away in 2000, and his wife, Ruth, and two of their daughters, Karen O'Leary and Nancy Stacy, operate it today. With a business loan from Lafayette Savings Bank, the three women expanded the business to a second location in 2011.

Midwest Rentals rents supplies to help customers make their events special and memorable with an extensive inventory of tents, tables, chairs, linens and inflatables. They also help homeowners or contractors with the right equipment for their remodeling, repairing and building. Midwest Rentals offers fencing, restrooms, storage boxes, lawn equipment, floor-care equipment, scaffolding and so much more.

James Schafer and his company were among the original founders of the American Rental Association (ARA), which began in 1955 when a handful of equipment-rental store owners met in the Midwest. In a 1992 interview, Schafer remembered what transpired after speaking with other rental company owners: "We were finding that we had a lot in common as far as problems like chain saws, rental rates, insurance, and that was the basis for which we started the national organization."

Midwest Rentals and Lafayette Savings Bank have a lot in common, as well. Locally owned businesses are a natural fit for the locally owned bank that prides itself in helping the "little guy" or independent firms, especially those that show initiative. James Schafer's ingenuity sparked the beginnings of his successful rental company, and his family has carried on that resourcefulness in expanding to a second location.

As Midwest Rentals celebrates its sixtieth anniversary, the third generation of the Schafer family is also involved in the business. Karen O'Leary said of her late father and the business he established, "I'm sure he would be very proud of how it has grown over the years."



This wise owl coin bank was a Lafayette Savings Bank giveaway to promote savings.



Ruth Schafer | owner, Midwest Rentals



Greg Ehresman | co-owner, Triple XXX Family Restaurant

Triple XXX relies on old-fashioned
business banking.

STABILITY IS TRADITION

Greater Lafayette newcomers may raise their eyebrows when they first hear of an establishment in town called Triple XXX. But when Purdue backers catch the name, they hearken back to their college days and a striped neon-orange and jet-black building perched on State Street hill. It's the legendary Triple XXX Family Restaurant.

Boilermakers and locals belly up to the cozy Triple XXX counter for inimitable "chopped steak" sandwiches named after famous Purdue athletes, including Drew Brees and Duane Purvis. The "prime cuts" boast toppings like Miracle Whip or Jif peanut butter (the latter was Purvis's favorite and is the top-selling chopped steak sandwich). The restaurant's quality beef goes down well with a frosted mug of smooth root beer.

Triple XXX Family Restaurant is Indiana's oldest drive-in, established in 1929. Their slogan is, "On the hill, but on the level." In the 1930s, there were more than 100 Triple XXX "Thirst Stations" and 150 bottlers in the United States and Canada. The brand was originally known as "High Grade" and grew into a big business when it was made by a brewery unable to produce beer during Prohibition. The three "x's" denote a grading system used to indicate quality; one x was good, two was better, and three was the best, the highest grade. Triple XXX in West Lafayette is the only remaining original thirst station. They still

> *Triple XXX is a Greater Lafayette landmark serviced by another landmark, Lafayette Savings Bank.*

sell the pure cane sugar Triple XXX brand root beer from an 1895 recipe.

Greg and Carrie Ehresman are the second generation of Ehresmans to own Triple XXX Family Restaurant. "We take great pride in serving our customers only the finest in quality foods," Greg said. "Our burgers are called 'chop steaks' because we grind 100% sirloin here in our kitchen without fillers or additives. We make our pork BBQ, grilled pork tenderloins, chili and potato salad all from scratch. Our shakes, frosts and ice cream treats are all made with real ice cream and hand dipped the old-fashioned way." Every day, Greg's dad, Jack, slices the sirloin and grinds it in his prep kitchen above the restaurant.

The Triple XXX's old-fashioned way drew the attention of the Food Network's "Diners, Drive-ins & Dives" in its inaugural season. The show's host Guy Fieri, visited Triple XXX and approved of their comfort food. The Triple XXX recipe for potato salad can be found on foodnetwork.com.

The retro cardboard packs that hold the Triple XXX root beer bottles are printed with these words, "Root beer makes thirst a joy."

Triple XXX is a Greater Lafayette landmark serviced by another local landmark, Lafayette Savings Bank. The bank and the drive-in go together like chopped steak and root beer.

Business banking is anywhere
banking with Remote Capture.

STABILITY OUT OF TOWN

Stew Miller banks with Lafayette Savings Bank in a "remote" sense, yet Stew has always been a patron in a "close" sense.

"I've had an account with Lafayette Savings Bank since I was born," Stew said. "My grandfather opened an account for me in 1947 with a five-dollar bill. I've been there ever since."

Today, Stew's employee benefit administration business, Stewart C. Miller (SCM) & Co., uses a Lafayette Savings Bank remote capture machine to make out-of-town remittances. Remote deposit capture is a check processing, storage, and image retrieval service that enables businesses to deposit funds electronically from practically anywhere.

"We have a Merrillville, Indiana, office and we wanted to have one bank account in Lafayette," Stew said. "We have a lot of checks because we have many clients that participate in a variety of employee benefits. One employer may have a dental plan; another may have a vision plan. Some employers have it all. They send us payment for our administration fees directly to the office. We scan the checks through remote capture, and the funds are deposited into our Lafayette Savings Bank account."

Stew and his staff pride themselves on speed, accuracy, recordkeeping and compliance knowledge. "We

> *I've had an account with Lafayette Savings Bank since I was born.*
>
> **Stew Miller**

get five pounds of new compliance documentation every year," Stew said. "We have to keep up with it. We dot all the i's and cross all the t's when it comes to compliance."

In his off-time, Stew enjoys hunting moose in Canada with his son, Eric, who also works for the company. A large map looms on the wall in Stew's office. With one glance upward, Stew can see the remote area he and his son have traversed with an outfitter pursuing moose and the quiet reflection that comes with boating the territory. Stew guides Eric, tracking, looking for moose signs, and discovering the mammoth animals, which can be seven feet tall. The company logo carries the silhouette of a moose, another nod to Stew's love of the outdoors — his getaway from the responsibilities of owning his own business.

Lafayette Savings Bank helps Stew with many aspects of his company. "They're wonderful to work with," Stew said of the bank. "Last year the gutters were bad in our building. Water was seeping in through the windows. So I ran to different contractors for a repair estimate, and then I ran to Lafayette Savings Bank to get a loan. And, of course, no problem. Got the loan. It's great to have a bank like that to work with. They are there when you need them."


Stew Miller | president, SCM & Co.



Beth A. Vorst | president & CEO, ProAxis

Business grows with
an equipment loan.

STABILITY LIKE STEEL

> *The entire bank is personable. Randy, the bank president, comes out of his office to say, 'Hello' and calls me by name.*
>
> **Beth A. Vorst**

Steel is not a precise material. Precision comes about when the steel is fashioned and formed into a product. That's where ProAxis comes in. ProAxis bends, shapes, cuts, welds and assembles flat steel into custom or contract fabrications. ProAxis started business in 2001 in West Lafayette, Indiana, with help from Lafayette Savings Bank.

"Lafayette Savings Bank is the only bank that would give us an operating line of credit," said Beth Vorst, president and CEO. "They have supported us ever since and made it easy for us to grow."

ProAxis helps their clients with every aspect of steel fabrication — from conception, design, engineering and prototype to final product. They work with numerous types of metals, including high-strength steel, carbon steel, stainless steel and aluminum. ProAxis designs, analyzes and fabricates large, complex welded assemblies and can assemble and deliver them, as well.

With an equipment loan from Lafayette Savings Bank, ProAxis expanded their services to include a 3-D tube laser-cutting machine.

"We have a good relationship with Lafayette Savings Bank," Beth said. Trust is established when obtaining a loan. The entire bank is personable. Randy, the bank president, comes out of his office to say, 'Hello' and calls me by name."

Because ProAxis can do it all from start to finish, they save their customers time and money. There's no need for customers' to seek multiple quotes and manage part logistics. ProAxis can offer the peace of mind for one- source accountability.

When a client approaches with a rough idea, an innovation, ProAxis can create a prototype of that concept, bringing it to life. Whether simple or elaborate, ProAxis consistently exceeds expectations for quality and delivery.

With engineering, assembly, logistics, finishing and more, ProAxis hums with business in their 70,000 square foot plant nestled on eight acres of tree-shaded land, accessible from the interstate.

Like steel fabrication, good banking takes implementation. Lafayette Savings Bank welcomes a start-up business like ProAxis and cheers every step of the way as they obtain new equipment, hire more staff and expand beyond their initial foundation.

A home improvement loan and Henry Poor
go together like kitchens and coffee.

STABILITY FOR ENDURANCE

In Jim Andrew's office a small sign reads, "Beyond talent lie all the usual words: discipline, love, luck, but most of all endurance." Henry Poor Lumber opened in Lafayette, Indiana, in 1918, and it has most certainly endured.

Jim began working at Henry Poor in 1972 with then-owner Frank Taylor to learn how to work with customers and be a part of a small, growing business. Ten years later, Jim purchased the company. Today, his sons, Tom and Jay, work in the family trade.

Tom tells a story of his younger days about a lesson in hard work and endurance he learned from his father. "I was standing in front of a unit of southern yellow pine that was stacked well above my head. It all had to be put away by hand. I was telling the yard foreman that I didn't want to do it. Dad came to me and said, 'Tom, sometimes you have to do things you don't want to do.' I put the lumber away."

Over the years, Henry Poor has provided molding for National Homes Corporation, installed cabinets in the Indianapolis Hoosier Dome, and shipped more than one million dollars worth of lumber and insulation to Japan for the building of houses.

Jim believes one of the keys to Henry Poor's success is the ability to adjust to changing market trends. This flexibility led to adding new lines and starting new ventures like Home Works, which began in the early 1990s. It's the division of the business that offers cabinets, countertops and flooring with the decorating help of in-house professional designers.

Yet, Henry Poor's biggest customers are contractors and homebuilders. In local warehouses, the company carries large inventories of such products as bathroom fixtures, kitchen cabinets, countertops, trim and hardware, so the products homebuilders need are readily available.

The art and skill of custom millwork is a specialty of Jerret Schiery at Henry Poor. Jerry recreates or repairs intricate woodwork for old homes or businesses. He also refurbishes family heirlooms such as a rocking chair or cradle. His projects have been shipped throughout the United States and Japan. Since 2001, Henry Poor Lumber has supplied specially designed shutters for Texas Roadhouse restaurants in 46 states.

Henry Poor's friendly atmosphere is evident in their popular monthly cookouts, which are held in spring through fall. Through the generous support of suppliers, Henry Poor educates attendees over grilled hamburgers and brats. While customers eat and visit, vendors highlight new products.

Community is important to the Andrew family. That's why when a patron of Lafayette Savings Bank leaves the lobby armed with a home improvement loan, Henry Poor Lumber is a natural choice for help with renovation.

> *Lafayette Saving Bank and Henry Poor share this attribute of success — the ability to adjust to changing market trends.*



Tom Andrew | vp commercial sales, Henry Poor



Rob Galbraith | president, Keystone Architecture

Lafayette Savings Bank is the

blueprint for business loans.

STABILITY IS THE KEYSTONE

Rob Galbraith's advertising tagline for Keystone Architecture is, "You dream … we listen." The same words could be said of Lafayette Savings Bank. A business loan is always about a dream. Lafayette Savings Bank wants to hear about yours.

Keystone Architecture in Lafayette, Indiana, has served the Hoosier state for nearly twenty-five years, designing single-family homes, large medical facilities, performing arts centers and modern sports facilities. Rob has designed apartment complexes, research and development facilities, ambulatory surgery centers, churches and banks.

Rob creates buildings to be beautiful, functional and budget friendly using his expertise in structural, mechanical and electrical systems. He designs for new construction, remodeling projects and additions. Rob's buildings are practical and serviceable for the long term. He follows through with involvement during the construction phase and after the building is completed to ensure all components are functioning properly and the owner is pleased. Rob is well versed in state construction regulations.

One of Rob's favorite quotes is from Dan Rice, "There are three forms of visual art: Painting is art to look at, sculpture is art you can walk around, and architecture is art you can walk through."

A walk through the reception area of Keystone Architecture with its bold, flowing red, pink, and black wall framing photographs of the firm's projects is like stepping inside an abstract painting. The light, airy contemporary office located in a vintage building on Lafayette's historic courthouse square is a prime example of Rob's diverse style and portfolio of designs.

Rob actively listens to dreams in his volunteer life, as well. Since 1982, he has been a Rotarian; he sits on the design technology advisory committee at Ivy Tech Community College; he is a charter member of the Lafayette Tree Fund; and for many years, he has been involved in the United Way Campaign.

A keystone is the final stone placed at the apex of a masonry arch to lock all the stones of the arch in position. A masonry arch cannot be self-supporting until the keystone is placed.

A good bank is much like a keystone. A loan from Lafayette Savings Bank is the piece that helps a business become self-supporting. A bank upon which businesses can depend is the keystone to a healthy community.

> *A good bank is like a keystone. Once the keystone is placed at the apex, a masonry arch is self-supporting.*



Destiny takes

commitment.

STABILITY IS KNOWING YOUR BLISS

Take your initiative to new heights. Lafayette Savings Bank can help you realize your business dreams.

Chestnut-haired David Boudia, age seven, sits in front of his family's Zenith as the opening ceremonies of the 1996 Atlanta Centennial Summer Olympics unfolds before him in the crayon hues of the event's symbolic five rings. Dancers costumed in flowing fabric of red, green, yellow, blue and black soar down cables from the height of the stadium to the center of the field. Dreamy and ethereal, a crescendo of music, lights and halleluiahs begin the 100th Olympic games since the first held in Greece. The official overture plays: "Summon the Heroes."

Fireworks awaken the sky. Athletes march in, representing 197 countries. Dressed in red blazers waving American flags, host Team USA enters last. President Clinton announces, "I declare open the games of Atlanta, celebrating the 26th Olympian of the modern era!" A young woman runs in lifting high a torch and hands the flare to Muhammad Ali. Shaking from the effects of Parkinson's disease, Ali raises the torch to the cheering audience and ignites the giant Olympic flame.

That night, something deep inside a little boy also ignites. Sitting in his living room in Noblesville, Indiana, David Boudia knows one burning desire—he wants to be an Olympic athlete.

Sixteen years later, David won the 10-meter platform-diving competition gold medal and the 10-meter synchronized diving bronze medal in the 2012 London Olympics. The journey between living-room Olympic watching and Great Britain Olympic winning was one of pure resolve. In 1996, he subliminally heard and heeded the call of the overture, "Summon the Heroes." But answering that call would take an extraordinary amount of discipline, courage, and above all, faith.

David didn't have a sport of choice, even though he spent several years in gymnastics. "Then I found diving," David said. "I had never heard of the sport before. A friend's father had won two free diving lessons, and he gave them to me."

It was one of the best gifts David ever received.

"I started getting good, fast," David said. "I stuck with diving, because I saw the potential."

From ages 11 to 23, David performed 27,000 dives each year. Yet, his hardest leap was to conquer fear.

Diving from the 10-meter platform is like jumping from a three-story building. "The first time I went up there, I was petrified," David said. He overcame his fear through faith and focus. In David's view, results are predetermined, and his future has already been written.

At the age of seven, David Boudia saw his future and worked diligently to greet it.



David Boudia | 2012 Olympic gold medalist, 10-meter platform



WE HELP YOU SET UP SHOP

Lafayette Savings Bank is honored to play a part in the vitality of our city's heart — Main Street. Lafayette, Indiana, is our hometown. John Purdue founded the bank in 1869, the same year he established Purdue University, making us the oldest savings bank in the state. Our headquarters has been planted on Main Street, literally and figuratively, since we opened our doors and a city dweller hitched his wagon at the curb, ambled in and opened the first savings account.

Lafayette Savings Bank helps Greater Lafayette's people with their financial needs. We offer a full range of services to benefit customers with checking and savings accounts, personal and business loans, cash management, financial planning, credit cards and 24-hour access with online and mobile banking.

Thank you for reading about our many commercial customers we have come to know because we know this place. Each person and his or her business are assets to the Greater Lafayette community, and we are happy to have backed each to realize extraordinary visions of entrepreneurship and purpose.

Visionaries made small-town America. From the beginning, they have set up shop on Main Street. Lafayette Savings Bank is still there. Stop in and tell us about the wish that's gently tapping on your shoulder. Our specialty is making that wish work in the real world.

MAIN STREET MAINSTAY CREATED BY

David Huhnke | Lafayette Savings Bank

Ben Prickel | Lafayette Savings Bank

Angie Klink | writer

Natalie Powell | design

Vincent Walter | photography

Tippecanoe County Historical Association | archival photos

David Mason | David Boudia photo

> *Since 1869, Lafayette Savings Bank has helped citizens open new companies and grow established enterprises.*



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2012**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **0-25070**

LSB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

INDIANA	**35-1934975**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
101 Main Street, Lafayette, Indiana	**47901**
(Address of principal executive offices)	(Zip Code)

(765) 742-1064
(Registrant's telephone number, including area code)

None
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, par value $0.01 per share	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large Accelerated Filer ☐   Accelerated Filer ☐

Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)   Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $22,926,385 based on the closing sale price as reported on the NASDAQ Global Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 4, 2013
Common Stock, $0.01 par value per share	1,555,972 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Shareholders to be held April 17, 2013	Part III

Exhibit Index on Page E-1

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference, contains, and future filings by LSB Financial on Form 10-Q and Form 8-K and future oral and written statements by LSB Financial and our management may contain, forward-looking statements about LSB Financial and its subsidiaries which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements by LSB Financial and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise. The important factors we discuss below and elsewhere in this document, under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operation," and identified in our filings with the Securities and Exchange Commission ("SEC") and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document.

The following factors, many of which are subject to change based on various other factors beyond our control, could cause our financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

- the strength of the United States economy in general and the strength of the local economies in which we conduct our operations;

- the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

- financial market, monetary and interest rate fluctuations, particularly the relative relationship of short-term interest rates to long-term interest rates;

- the timely development of and acceptance of new products and services of Lafayette Savings Bank and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;

- the willingness of users to substitute competitors' products and services for our products and services;

- the impact of changes in financial services laws and regulations (including laws concerning taxes, accounting standards, banking, securities and insurance);

- the impact of technological changes;

- acquisitions;

- changes in consumer spending and saving habits; and

- our success at managing the risks involved in the foregoing.

4

PART I

Item 1. Business

General

LSB Financial Corp. ("LSB Financial" or the "Company") is an Indiana corporation which was organized in 1994 by Lafayette Savings Bank, FSB ("Lafayette Savings" or the "Bank") for the purpose of becoming a thrift institution holding company. Lafayette Savings is a federally chartered stock savings bank headquartered in Lafayette, Indiana. Originally organized in 1869, Lafayette Savings converted to a federal savings bank in 1984. Lafayette Savings' deposits are insured up to the applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC"). In February 1995, Lafayette Savings converted to the stock form of organization through the sale and issuance of 1,029,576 shares of its common stock to LSB Financial. LSB Financial's principal asset is the outstanding stock of Lafayette Savings. LSB Financial presently has no separate operations and its business consists only of the business of Lafayette Savings. References in this Form 10-K to "we," "us," and "our" refer to LSB Financial and/or Lafayette Savings as the context requires.

We have been, and intend to continue to be, a community-oriented financial institution. Our principal business consists of attracting retail deposits from the general public and investing those funds primarily in permanent first mortgage loans secured by owner-occupied, one- to four-family residences, and to a lesser extent, non-owner-occupied one- to four-family residential, commercial real estate, multi-family, construction and development, consumer and commercial business loans. We currently serve Tippecanoe County, Indiana and its surrounding counties through our five retail banking offices. At December 31, 2012, we had total assets of $364.6 million, deposits of $308.6 million and stockholders' equity of $39.0 million.

Our revenues are derived principally from interest on mortgage and other loans and interest on securities.

Our executive offices are located at 101 Main Street, Lafayette, Indiana 47901. Our telephone number at that address is (765) 742-1064.

Market Area

Tippecanoe County and the eight surrounding counties comprise Lafayette Savings' primary market area. Lafayette is the county seat of Tippecanoe County and West Lafayette is the home of Purdue University. There are three things that set Greater Lafayette apart from other urban areas of the country - the presence of a world class university, Purdue University; a government sector due to the presence of the county seat; and the mix of heavy industry and high-tech innovative start-up companies tied to Purdue University. In addition Greater Lafayette is a regional health care center serving nine counties and has a large campus of Ivy Tech Community College.

Tippecanoe County typically shows better growth and lower unemployment rates than Indiana or the national economy because of the diverse employment base. The Tippecanoe County unemployment rate peaked at 10.6% in July 2009 and ended 2012 at 7.5% compared to 8.2% for Indiana and 7.8% nationally. The local housing market has remained fairly stable for the last several years with no price bubble and no resulting price swings. As of the most recent third quarter results provided by the Federal Housing Finance Agency, the five year percent change in house prices for the Lafayette Metropolitan Statistical Area ("MSA") was a 0.19% increase with the one-year change a 0.52% increase. For the third quarter of 2012, the most recent report available, housing prices in the MSA increased 1.02%. Existing home sales increased 17% in Tippecanoe County in 2012, with the average price of a home sold in 2012 6% higher than in 2011. New home starts increased to 488 in 2012, a 6% increase over 2011.

The area's diversity did not make us immune to the ongoing effects of the recession; however, growth continues, although at a somewhat lower rate. Current signs of recovery, based on a report from Greater Lafayette Commerce, include increasing manufacturing employment, a continuing commitment to new facilities and renovations at Purdue University, and signs of renewed activity in residential development projects. Capital investments announced and/or made in 2012 totaled $605 million compared to $444 million in 2011 and $640 million in 2010. Purdue, the area's largest employer, increased enrollment to over 40,000 in 2012.

Subaru, the area's largest industrial employer and producer of the Subaru Legacy, Outback and Tribeca, recently announced the addition of more production capacity for a new model to be built there. Wabash National, the area's second largest industrial employer, continues to hire and intends to employ 60 more welders for a new line for production of bulk liquid storage containers. Nanshan America began operating its new aluminum extrusion plant in Lafayette in 2012 which will employ 200 people. Alcoa will be adding a 115,000 square foot aluminum lithium plant to begin production in 2014. Overall, about 470 new jobs were created in 2012.

While the developments noted above lead us to believe many of the problems caused by the recession are behind us as increased hiring and new industry moving to town have continued, we expect the recovery to be long term. However, Purdue's presence and national recognitions such as Lafayette being named the15th best small place for business and careers by Forbes Magazine in 2012 should contribute to the success of the region.

Lending Activities

General. Our principal lending activity is the origination of conventional mortgage loans for the purpose of purchasing, constructing, or refinancing owner-occupied one- to four-family residential real estate located in our primary market area. We also originate non-owner occupied one- to four-family residential, multi-family and land development, commercial real estate, consumer and commercial business loans.

We originate both adjustable rate loans and fixed rate loans. We generally originate adjustable rate loans for retention in our portfolio in an effort to increase the percentage of loans with more frequent repricing than traditional long-term fixed rate loans. As a result of continued consumer demand for long-term fixed rate loans, we have continued to originate such loans. We underwrite these mortgages utilizing secondary market guidelines allowing them to be salable without recourse. The sale of these loans results in additional short-term income and improves our interest-rate risk position by reducing the average maturity of our interest-earning assets. We generally retain servicing rights on loans sold to Freddie Mac, but release the servicing rights on loans sold to other third parties. Furthermore, in order to limit our potential exposure to increasing interest rates caused by our traditional emphasis on originating single-family mortgage loans, we have diversified our portfolio by increasing our emphasis on the origination of short-term or adjustable rate multi-family and commercial real estate loans and commercial business and consumer loans.

Where a borrower's aggregate indebtedness is less than $500,000 our loan officers and certain executive officers in combination with a senior loan officer have approval authority on individual loans up to $500,000 over certain minimum debt service coverage thresholds. Where a borrower's aggregate indebtedness is less than $1.5 million our officers' loan committee has approval authority on individual loans up to $500,000, also over certain minimum debt service coverage thresholds. The Board of Directors' loan committee approves all individual loans over $500,000 and all loans where aggregate debt is over $1.5 million or where debt coverage is below certain minimum thresholds. Any member of the loan committee may request a loan be moved to the Board of Directors' loan committee for approval. Any member of the Board of Directors' loan committee may refer a loan to the full Board for approval.

At December 31, 2012, the maximum amount we could have loaned to any one borrower and the borrower's related entities was $6.6 million. Our largest lending relationship to a single borrower or a group of related borrowers at December 31, 2012, totaled $5.2 million, consisting of one loan on a non-residential property, a secured commercial line of credit, a secured commercial loan and a loan on a single family residence. The second largest lending relationship at December 31, 2012 to a single borrower or a group of related borrowers totaled $5.1 million and consisted of one loan on multi-family campus properties and a secured commercial line of credit. The third largest lending relationship to a single borrower or a group of related borrowers totaled $4.8 million, consisting of 26 loans on one-to-four family rental properties, seven loans on multi-family rental properties, and four loans on non-residential properties. None of these loans was past due 30-89 days at December 31, 2012. At December 31, 2012, we had 27 other loans or lending relationships to a single borrower or group of related borrowers with a principal balance in excess of $2.0 million.

Loan Portfolio Composition. The following table sets forth information concerning the composition of our loan portfolio, including loans held for sale, in dollar amounts and in percentages of the total loan portfolio, before deductions for loans in process, deferred fees and discounts and allowances for losses.

	December 31,								
	2012		**2011**		**2010**		**2009**		**2008**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
					(Dollars in Thousands)					
Real Estate Loans:										
One- to four-family	$ 100,579	34.59%	$ 111,987	35.59%	$ 125,121	37.46%	$ 123,502	37.46%	$ 145,442	43.43%
Multi-family	62,823	21.60	60,612	19.26	53,458	16.00	52,790	16.01	39,892	11.91
Commercial	82,430	28.35	90,879	28.88	90,395	27.06	90,571	27.47	90,606	27.06
Land and land development	5,185	1.78	10,304	3.27	14,510	4.34	17,192	5.21	17,756	5.30
Construction	8,928	3.07	8,060	2.56	15,957	4.78	13,002	3.95	11,436	3.42
Total real estate loans	259,945	89.39	281,842	89.56	299,441	89.65	297,057	90.10	305,132	91.12
Other Loans:										
Consumer loans:										
Home equity	16,421	5.65	17,330	5.51	17,043	5.10	14,698	4.46	13,610	4.06
Home improvement	—	—	—	—	—	—	124	0.04	174	0.05
Automobile	920	0.32	858	0.27	871	0.26	930	0.28	1,265	0.38
Deposit account	106	0.04	176	0.06	211	0.06	196	0.06	291	0.09
Other	105	0.03	127	0.04	126	0.03	71	0.02	113	0.03
Total consumer loans	17,552	6.04	18,491	5.88	18,251	5.46	16,019	4.86	15,453	4.62
Commercial business loans	13,290	4.57	14,366	4.56	16,332	4.89	16,638	5.04	14,277	4.26
Total other loans	30,842	10.61	32,857	10.44	34,583	10.35	32,657	9.90	29,730	8.88
Total loans	290,787	100.00%	314,699	100.00%	334,024	100.00%	329,714	100.00%	334,862	100.00%
Less:										
Loans in process	2,798		3,242		5,107		4,383		4,180	
Deferred fees and discounts	469		496		499		431		346	
Allowance for losses	5,900		5,331		5,343		3,737		3,697	
Total loans receivable, net	$ 281,620		$ 305,630		$ 323,075		$ 321,163		$ 326,639	

The following table shows the composition of our loan portfolio, including loans held for sale, by fixed and adjustable rate at the dates indicated. The one- to four-family fixed rate loans include $197,000 and $2.1 million of loans at December 31, 2012 and 2011, respectively, which carry a fixed rate of interest for the initial five or seven years and then convert to a one-year adjustable rate of interest for the remaining term of the loan.

| | December 31, | | | | | | | | | |
| | 2012 | | 2011 | | 2010 | | 2009 | | 2008 | |
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in Thousands)					
Fixed Rate Loans:										
Real estate:										
One- to four-family	$ 42,018	14.45%	$ 45,463	14.45%	$ 51,621	15.46%	$ 45,059	13.67%	$ 56,814	16.97%
Multi-family	2,658	0.91	2,521	0.80	2,179	0.65	2,443	0.74	5,113	1.53
Commercial	12,421	4.27	15,995	5.08	14,825	4.44	21,611	6.55	23,794	7.11
Construction	3,505	1.21	3,272	1.04	4,625	1.38	2,660	0.81	1,405	0.42
Land and land development	7,098	2.44	6,639	2.11	5,108	1.53	4,698	1.42	3,216	0.96
Total real estate loans	67,700	23.28	73,890	23.48	78,358	23.46	76,471	23.19	90,342	26.98
Consumer	1,131	0.39	1,161	0.37	1,208	0.36	1,452	0.44	1,843	0.55
Commercial business	12,063	4.15	7,986	2.54	8,182	2.45	7,293	2.21	7,011	2.09
Total fixed rate loans	80,894	27.82	83,037	26.39	87,748	26.27	85,216	25.84	99,196	29.62
Adjustable Rate Loans:										
Real estate:										
One- to four-family	58,560	20.14	66,524	21.14	73,500	22.00	78,443	23.79	88,628	26.47
Multi-family	60,165	20.69	58,091	18.46	51,278	15.35	50,347	15.27	34,780	10.39
Commercial	70,010	24.07	74,884	23.80	75,570	22.63	68,960	20.91	66,812	19.95
Construction	1,680	0.58	7,032	2.23	9,886	2.96	14,532	4.41	16,350	4.88
Land and land development	1,830	0.63	1,421	0.45	10,849	3.25	8,304	2.52	8,220	2.45
Total real estate loans	192,245	66.11	207,952	66.08	221,083	66.19	220,586	66.90	214,790	64.14
Consumer	16,421	5.65	17,330	5.51	17,043	5.10	14,568	4.42	13,610	4.06
Commercial business	1,227	0.42	6,380	2.03	8,150	2.44	9,345	2.84	7,266	2.17
Total adjustable rate loans	209,893	72.18	231,662	73.61	246,276	73.73	244,499	74.16	235,666	70.38
Total loans	290,787	100.00%	314,699	100.00%	334,024	100.00%	329,714	100.00%	334,862	100.00%
Less:										
Loans in process	2,798		3,242		5,107		4,383		4,180	
Deferred fees and discounts	469		496		499		431		346	
Allowance for losses	5,900		5,331		5,343		3,737		3,697	
Total loans receivable, net	$ 281,620		$ 305,630		$ 323,075		$ 321,163		$ 326,639	

The following schedule illustrates the maturities of our loan portfolio at December 31, 2012. Loans which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

| | Real Estate | | | | | | | | | | |
| | Mortgage(1) | | Construction, Land and Land Development | | Consumer | | Commercial Business | | Total | |
Due During Years Ending December 31,	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
					(Dollars in Thousands)					
2013	$ 2,470	4.86%	$ 6,669	5.46%	$ 2,540	4.09%	$ 4,509	5.39%	$ 16,188	5.13%
2014 to 2017	17,095	5.48	1,467	6.26	14,929	4.35	7,292	5.55	40,783	5.11
2018 and following	226,267	4.79	5,977	4.37	83	5.51	1,489	4.93	233,816	4.78
Total	$ 245,832	4.84%	$ 14,113	5.08%	$ 17,552	4.32%	$ 13,290	5.43%	$ 290,787	4.85%

(1)   Includes one- to four-family, multi-family and commercial real estate loans.

The total amount of loans due to mature after December 31, 2013 which have fixed interest rates is $68.6 million, and which have adjustable or renegotiable interest rates is $206.0 million.

One- to Four-Family Residential Real Estate Lending

Our lending program focuses on the origination of permanent loans secured by mortgages on owner-occupied, one- to four-family residences. We also originate loans secured by non-owner-occupied, one- to four-family residences. Substantially all of these loans are secured by properties located in our primary market area. We originate a variety of residential loans, including conventional 15- and 30-year fixed rate loans, fixed rate loans convertible to adjustable rate loans, adjustable rate loans and balloon loans.

Our one- to four-family residential adjustable rate loans are fully amortizing loans with contractual maturities of up to 30 years. The interest rates on the majority of the adjustable rate loans originated by us are subject to adjustment at one-, three- or five-year intervals. Our adjustable rate mortgage products generally carry interest rates which are reset to a stated margin over the weekly average of the one-, three- or five-year U.S. Treasury rates. Increases or decreases in the interest rate of our one-year adjustable rate loans are generally limited to 2% annually with a lifetime interest rate cap of 6% over the initial rate. Increases or decreases in the interest rate of three-year and five-year adjustable rate loans are limited to a 3% periodic adjustment cap with a 5% lifetime interest rate cap over the initial rate. Our one-year adjustable rate loans may be convertible into fixed rate loans after the first year and before the sixth year upon payment of a fee, do not contain prepayment penalties and do not produce negative amortization. Initial interest rates offered on our adjustable rate loans may be below the fully indexed rate. Borrowers are generally qualified at 2% over the initial interest rate for our one-year adjustable rate loans and at the initial interest rate for our three-year and five-year adjustable rate loans. We generally retain adjustable rate loans in our portfolio pursuant to our asset/liability management strategy. Five-year adjustable rate mortgage loans represented $11.9 million, three-year adjustable rate mortgage loans represented $40.1 million and one-year and two-year adjustable rate mortgage loans represented $6.6 million of our adjustable rate mortgage loans at December 31, 2012.

Overall, at December 31, 2012, 72.2% of our loans were adjustable rate loans. As part of our interest rate risk strategy we typically sell qualifying fixed rate residential mortgages on the secondary market and hold adjustable rate mortgages in our portfolio. Proceeds from the sale of these fixed rate loans can be used to fund other mortgages which can also be sold. Adjustable rate mortgage loans currently in our portfolio can be expected to reprice to higher rates when interest rates begin to rise, which could be expected to have a positive impact on our interest income. Most loans added to our portfolio in the last few years have interest rate floors.

We offer fixed rate mortgage loans to owner-occupants with maturities up to 30 years and which conform to Freddie Mac standards. We currently sell in the secondary market the majority of our long-term, conforming, fixed rate loans. Loans designated as held for sale are carried on the balance sheet at the lower of cost or market value. At December 31, 2012, we had $1.4 million of loans held for sale. Interest rates charged on these fixed rate loans are priced on a daily basis in accordance with Freddie Mac pricing standards. These loans do not include prepayment penalties.

We also offer 30-year fixed rate mortgage loans, which, after five or seven years, convert to our standard one-year adjustable rate mortgage for the remainder of the term. Of these, $197,000 have more than three years to their adjustments and are included in fixed rate loans and $4.0 million have less than three years to their adjustment date and are included in adjustable rate loans.

We had $50.7 million in primarily non-owner occupied one- to four-family residential loans at December 31, 2012. These loans are underwritten using the same criteria as owner-occupied, one- to four-family residential loans, but are provided at higher rates than owner-occupied loans. We offer fixed rate, adjustable rate and convertible rate loans, with terms of up to 30 years.

We originate residential mortgage loans with loan-to-value ratios of up to 95% for owner-occupied residential loans and up to 80% for non-owner occupied residential loans. We typically require private mortgage insurance in an amount intended to reduce our exposure to 80% or less of the lesser of the purchase price or appraised value of the underlying collateral. We occasionally originate FHA loans in excess of 95% loan-to-value, all of which are sold, with the servicing rights released, to a third party.

In underwriting one- to four-family residential real estate loans, we evaluate both the borrower's ability to make monthly payments and the value of the property securing the loan. Properties securing owner-occupied one- to four-family residential real estate loans that we make are appraised by independent fee appraisers. We require borrowers to obtain title insurance and fire insurance, extended coverage casualty insurance and flood insurance, if appropriate. Real estate loans that we originate contain a "due on sale" clause allowing us to declare the unpaid principal balance due and payable upon the sale of the security property.

Multi-Family and Commercial Real Estate Lending

We originate permanent loans secured by multi-family and commercial real estate. Our permanent multi-family and commercial real estate loan portfolio includes loans secured by apartment buildings, office buildings, churches, warehouses, retail stores, restaurants, shopping centers, small business facilities and farm properties, most of which are located within our primary market area.

Permanent multi-family and commercial real estate loans are originated as three-year and five-year adjustable rate loans with up to a 25-year amortization. To a substantially lesser extent, such loans are originated as fixed rate or balloon loans or at a floating rate based on national prime rate, at terms up to 15 years. The adjustable rate loans are tied to an index based on the weekly average of the three-year or five-year U.S. Treasury rate, respectively, plus a stated margin over the index. Multi-family loans and commercial real estate loans have been written in amounts of up to 85% of the lesser of the appraised value of the property or the purchase price, and borrowers are generally personally liable for all or part of the indebtedness.

Appraisals on properties securing multi-family and commercial real estate loans originated in excess of $250,000 are performed by independent appraisers designated by us at the time the loan is made and reviewed by management. Appraisals or evaluations are typically performed on properties securing multi-family and commercial real estate loans originated between $50,000 and $250,000. In addition, our underwriting procedures generally require verification of the borrower's credit history, income and financial statements, banking relationships and income projections for the property.

Multi-family and commercial real estate loans generally present a higher level of risk than loans secured by one- to four-family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family and commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed, or a bankruptcy court modifies a lease term, or a major tenant is unable to fulfill its lease obligations), the borrower's ability to repay the loan may be impaired.

Construction, Land and Land Development Lending

We make construction loans to individuals for the construction of their residences as well as to builders and developers for the construction of one- to four-family residences, multi-family dwellings and commercial real estate projects. At December 31, 2012, substantially all of these loans were secured by property located within our primary market area.

Construction loans to individuals for their residences typically run six to eight months and are generally structured to be converted to permanent loans at the end of the construction phase. These construction loans are typically fixed rate loans, with interest rates higher than those we offer on permanent one- to four-family residential loans. During the construction phase, the borrower pays interest only. Residential construction loans are underwritten pursuant to the same guidelines used for originating permanent residential loans. At December 31, 2012, we had $2.5 million of construction loans to borrowers intending to live in the properties upon completion of construction.

Construction loans to builders of one- to four-family residences generally have terms of six to eight months and require the payment of interest only at a fixed rate for the loan term. We generally limit builders to one home construction loan at a time, but would consider requests for more than one if the homes are presold. At December 31, 2012 we had $3.4 million of this type of construction loans to builders of one- to four-family residences.

We make construction loans to builders of multi-family dwellings and commercial projects with terms up to one year and require payment of interest only at a fixed rate for the construction phase of the loan. These loans may be structured to be converted to one of our permanent commercial loan products at the end of the construction phase or may be for the construction phase only. At December 31, 2012, we had $1.5 million of loans to builders of multi-family dwellings and commercial projects structured to run for the construction phase only.

We also make loans to builders for the purpose of developing one- to four-family lots and residential condominium projects. These loans typically have terms of two to three years with interest rates tied to national prime. The maximum loan-to-value ratio is 75%. The principal in these loans is typically paid down as lots or units are sold. These loans may be structured as closed-end revolving lines of credit with maturities of generally two years or less. At December 31, 2012, we had $3.3 million of development loans to builders. We also make land acquisition loans. At December 31, 2012, we had $1.9 million in loans secured by raw land.

Construction and development loans are obtained principally through continued business from developers and builders who have previously borrowed from us, as well as referrals from existing customers and realtors, and walk-in customers. The application process includes a submission to us of accurate plans, specifications and costs of the project to be constructed/developed which are used as a basis to determine the appraised value of the subject property. Loans are based on the lesser of current appraised value or the cost of construction, which is the land plus the building. At December 31, 2012, our largest construction and development loan was a development loan for $729,000.

Construction and land development loans generally present a higher level of risk than loans secured by one- to four-family residences. Because of the uncertainties inherent in estimating land development and construction costs and the market for the project upon completion, it is relatively difficult to evaluate accurately the total loan funds required to complete a project, the related loan-to-value ratios and the likelihood of ultimate success of the project. Construction and land development loans to borrowers other than owner-occupants also involve many of the same risks discussed above regarding multi-family and commercial real estate loans and tend to be more sensitive to general economic conditions than many other types of loans. We had $1.4 million non-performing land loans at December 31, 2012 and no non-performing construction and development loans.

Consumer Lending

We originate a variety of different types of consumer loans, including home equity loans, direct automobile loans, home improvement loans, deposit account loans and other secured and unsecured loans for household and personal purposes. Consumer loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. The largest component of consumer lending is home equity loans, which totaled $16.4 million or 5.7% of the total loan portfolio at December 31, 2012. We are currently offering a revolving line of credit home equity loan on which the total commitment amount, when combined with the balance of the first mortgage lien and other priority liens, may not exceed 90% of the appraised value of the property, with a ten-year term and minimum monthly payment requirement of interest only. At December 31, 2012, we had $15.6 million of unused credit available under our home equity line of credit program.

Our underwriting standards for consumer loans include a determination of the applicant's payment history on other debts and the applicant's ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is of primary consideration, our underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount. Consumer loans may entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Commercial Business Lending

Our current commercial business lending activities encompass predominantly secured and unsecured lines of credit and loans secured by small business equipment and vehicles. At December 31, 2012, we had $492,000 of unsecured loans and lines of credit outstanding (with $2.7 million of unused credit available) and $12.8 million of loans and lines of credit (with $5.7 million of unused credit available) secured by inventory or accounts receivable, small business equipment and vehicles. We also had $49,000 of unused credit available on letters of credit.

Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property the value of which tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself, which is likely to be dependent upon the general economic environment. Our commercial business loans are sometimes, but not always, secured by business assets. However, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

We recognize the increased risks associated with commercial business lending. Our commercial business lending policy emphasizes credit file documentation and analysis of the borrower's character, capacity to repay the loan, the adequacy of the borrower's capital and collateral as well as an evaluation of the industry conditions affecting the borrower. Analysis of the borrower's past, present and future cash flows is also an important aspect of our credit analysis.

Loan Originations, Purchases and Sales

Real estate loans are originated by our staff of salaried loan officers and our residential mortgage loan originators who receive applications from existing customers, walk-in customers, referrals from realtors and other outreach programs. While we originate both adjustable rate and fixed rate loans, our ability to originate loans is dependent upon the relative customer demand for loans in our market. Demand is affected by the interest rate environment. Currently, the majority of conforming fixed rate residential mortgage loans with maturities of 15 years and over are originated for sale in the secondary market. Based on our interest-rate risk considerations, we occasionally will keep fixed rate residential mortgage loans in our portfolio to generate income and to be available for substitution in the event a loan committed for sale fails to close as expected. Residential loans originated for sale are sold either to Freddie Mac while we retain the servicing rights, or to BB&T or other secondary market mortgage purchasers with servicing released. These loans are originated to satisfy customer demand and to generate fee income and are sold to achieve the goals of our asset/liability management program.

When loans are sold to Freddie Mac, we retain the responsibility for collecting and remitting loan payments, inspecting the properties, making certain that insurance and real estate tax payments are made on behalf of borrowers, and otherwise servicing the loans. We receive a servicing fee for performing these services. We serviced mortgage loans for others totaling $124 million at December 31, 2012.

In periods of rising interest rates, our ability to originate large dollar volumes of real estate loans may be substantially reduced or restricted, with a resultant decrease in related operating earnings. In addition, our ability to sell loans may substantially decrease as potential buyers reduce their purchasing activities.

We occasionally purchase a limited amount of participation interests in real estate loans from other financial institutions outside our primary market area. We review and underwrite all loans to be purchased to insure that they meet our underwriting standards.

The following table shows our loan and mortgage-backed security origination, purchase, sale and repayment activities for the periods indicated. One- to four-family fixed rate loans for 2012 include no loans originated which carry a fixed rate of interest for the initial five or seven years and then convert to a one-year adjustable rate of interest for the remaining term of the loan.

	Year Ended December 31,		
	2012	2011	2010
	(In Thousands)		
Originations by Type:			
Adjustable rate:			
Real estate			
One- to four-family	$ 1,929	$ 2,694	$ 7,729
Multi-family	3,512	12,923	1,776
Commercial	4,083	4,687	14,577
Construction, land and land development	6,151	1,225	7,848
Non-real estate			
Consumer	4,407	4,876	5,441
Commercial business	175	1,883	1,473
Total adjustable rate	20,257	28,288	38,844
Fixed rate:			
Real estate			
One- to four-family	100,167	58,291	68,700
Multi-family	184	244	81
Commercial	3,743	3,084	828
Construction, land and land development	2,364	2,229	3,696
Non-real estate			
Consumer	588	587	526
Commercial business	8,034	1,710	3,836
Total fixed rate	115,081	66,145	77,667
Total loans originated	135,338	94,433	116,511
Purchases:			
Mortgage-backed securities	4,377	1,349	—
Total purchases	4,377	1,349	—
Sales and Repayments:			
Real estate loans sold			
One- to four-family	84,144	52,700	49,389
Total loans sold	84,144	52,700	49,389
Principal repayments	75,205	59,173	65,210
Total loans sold and repayments	159,348	111,873	114,599
Mortgage-backed securities:			
Principal repayments	900	308	633
Increase in other items, net	—	—	50
Net increase (decrease)	$ (20,533)	$ (16,399)	$ 1,329

Asset Quality

Loan payments are generally due the first day of each month. When a borrower fails to make a required payment on a loan, we attempt to cause the delinquency to be cured by contacting the borrower. In the case of residential loans, a late notice is sent for accounts 15 or more days delinquent. For delinquencies not cured by the 15th day, borrowers will be assessed a late charge. Additional written and oral contacts may be made with the borrower between 20 and 30 days after the due date. If the full scheduled payment on the loan is not received prior to the first day of the succeeding month, the loan is considered 30 days past due and more formal collection procedures may be instituted. If the delinquency continues for a period of 60 days, we usually send a default letter to the borrower and, after 90 days, institute appropriate action up to and including foreclosing on the property. If foreclosed, the property is sold at public auction and we may purchase it. Delinquent consumer loans are handled in a similar manner. Our procedures for repossession and sale of consumer collateral are subject to various requirements under Indiana consumer protection laws.

Delinquent Loans. The following table sets forth information concerning delinquent loans at December 31, 2012, in dollar amounts and as a percentage of each category of our loan portfolio. The amounts represent the total remaining principal balances of the related loans, rather than the actual payment amounts which are overdue.

	Loans Delinquent For								
	60-89 Days			90 Days and Over			Total Delinquent Loans		
	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category
				(Dollars in Thousands)					
Real Estate:									
One- to four-family	10	$ 622	0.57%	24	$ 2,231	2.25%	34	$ 2,853	2.88%
Multi-family	1	78	0.00	—	—	0.00	1	78	0.12
Commercial	—	—	0.06	4	487	0.59	4	487	0.59
Construction and land development	1	79	0.00	1	140	0.99	2	190	1.35
Consumer	2	2	0.21	—	—	0.00	2	2	0.01
Commercial Business	—	—	0.00	1	49	0.37	1	49	0.37
Total	14	$ 781	0.24%	30	$ 2,907	1.00%	44	$ 3,659	1.26%

14

Non-Performing Assets. The table below sets forth the amounts and categories of non-performing assets. Interest income on loans is accrued over the term of the loans based upon the principal outstanding except where serious doubt exists as to the collectability of a loan, in which case the accrual of interest is discontinued. The amounts shown do not reflect reserves set up against such assets. See " - Allowance for Loan Losses" below.

	December 31,								
	2012		**2011**		**2010**		**2009**		**2008**
				(Dollars in Thousands)					
Non-accruing loans more than 90 days:									
One- to four- family	$	2,231	$	2,632	$	3,760	$	7,137	$	4,781
Multi-family		---		801		2,289		22		---
Commercial real estate		487		1,974		5,011		4,218		1,385
Construction and land development		140		1,173		1,022		1,120		1,326
Consumer		---		36		134		3		118
Commercial business		49		148		251		104		366
Total		2,907		6,764		12,467		12,604		7,976
Accruing loans delinquent more than 90 days:									
One- to-four-family		---		---		---		---		---
Multi-family		---		---		48		---		---
Commercial real estate		---		---		628		---		---
Total		---		---		676		---		---
Non-accruing loans less than 90 days:									
One- to four-family		1,405		1,617		2,633		---		---
Multi-family		76		501		559		---		---
Commercial real estate		815		1,677		213		---		---
Construction or development		1,238		924		1,468		---		---
Consumer		2		8		---		---		---
Commercial business		---		568		30		---		---
Total		3,536		5,295		4,903		---		---
Foreclosed assets:									
One- to four-family		---		1,251		1,071		1,686		1,192
Multi-family		---		---		---		---		---
Commercial real estate		256		495		143		206		220
Construction or development		---		---		---		---		---
Consumer		---		---		---		---		---
Total		256		1,746		1,214		1,892		1,412
Total non-performing assets:	$	6,699	$	13,805	$	19,260	$	14,496	$	9,388
Total as a percentage of total assets		1.84%		3.79%		5.18%		3.91%		2.52%
Total assets	$	364,610	$	364,290	$	371,847	$	371,050	$	373,012

For the year ended December 31, 2012, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms was $264,000, none of which was included in interest income.

Other Loans of Concern. In addition to the non-performing assets set forth in the table above under the caption "Non-Performing Assets," as of December 31, 2012, there was also an aggregate of $13.6 million in net book value of loans with respect to which past payment history or a decrease in the debt service coverage of the borrowers may cause management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. Included in the other loans of concern are (i) 39 loans to four borrowers who each hold an average of 10 one- to four-family rental properties with a total outstanding balance of $2.3 million, where management has concerns about the ability of the borrowers to keep the rental properties leased and about the cash flow of the borrowers; (ii) four loans secured by non-residential properties to separate borrowers with an outstanding balance of $3.7 million, where management has concerns about the cash flow of the borrower; and (iii) four land or land development loans to three borrowers with an outstanding balance of $1.8 million, where management has concerns about the viability of the projects.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the Office of the Comptroller of the Currency (the "OCC") to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated "special mention" by management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OCC and the FDIC, which may order the establishment of additional general or specific loss allowances.

In connection with the filing of our periodic reports with the OCC and in accordance with our classification of assets policy, we regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations. At December 31, 2012, we had classified $13.7 million of our loans as substandard and none as doubtful or loss. At December 31, 2012, we had designated $9.6 million in loans as special mention.

Allowance for Loan Losses. We establish our provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes consideration of concentrations of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, delinquencies, and other factors. We also consider the loss experience of similar portfolios in comparable lending markets as well as using the services of a consultant to assist in the evaluation of our growing commercial loan portfolio. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the Board of Directors. This analysis serves as a point-in-time assessment of the level of the allowance and serves as a basis for provisions for loan losses.

Our analysis of the loan portfolio begins by assigning each new loan a risk rating at the time the loan is originated, corresponding to one of ten risk categories. If the loan is a commercial credit, the borrower will also be assigned a rating. Adjustments are made to these ratings on a quarterly basis, based on the performance of the individual loan. Loans no longer performing as agreed are assigned a lower risk rating, eventually resulting in their being regarded as classified loans. A collateral re-evaluation form is completed on all classified loans, identifying expected losses, generally based on an analysis of the collateral securing those loans. A portion of the loan loss reserve is allocated to the classified loans in the amount identified as at risk.

Portions of the allowance are also allocated to non-classified loan portfolios which have been segregated into categories of loans having similar characteristics and similar inherent risk. These categories include loans on: one- to four-family owner-occupied properties, one- to four-family non-owner-occupied properties, multi-family rental properties, non-residential properties, land and land development projects, construction projects, home equity loans and consumer loans, unsecured and secured commercial business loans. Factors considered in determining the percentage allocation for each category include: historical loss experience, underwriting standards, trends in property values, trends in delinquent and non-performing loans, trends in charge-offs and recoveries, trends in volume and terms of loans, experience and depth of the lending department, concentrations of credit, and economic, industry and regulatory trends affecting our market. Although we believe we use the best information available to make such determinations, future adjustments to reserves may be necessary, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the initial determinations. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. These agencies may require the recognition of additions to the allowance based upon their judgments of information available at the time of their examination. The Bank's Supervisory Agreement with the Office of Thrift Supervision (the "OTS"), whose regulatory authority has been transferred to the OCC, required the Bank, among other things, to submit for review by the OTS revised policies and procedures related to the allowance for loan losses. The Supervisory Agreement does not require an additional provision for loan loss reserves. See "Management's Discussion and Analysis of Financial Condition and Results of Operation – Comparison of Operating Results for the Years Ended December 31, 2012 and December 31, 2011 – Provision for Loan Losses" in this Annual Report on Form 10-K.

The following table sets forth an analysis of our allowance for loan losses.

				Year Ended December 31,				
	2012		**2011**		**2010**		**2009**	**2008**
				(Dollars in Thousands)				
Balance at beginning of period	$ 5,331	$	5,343	$	3,737	$	3,697	$ 3,702
Charge-offs:								
One- to four-family	144		1,692		696		1,573	782
Multi-family	259		730		---		97	---
Commercial real estate	795		1,721		211		336	---
Construction or development	16		278		402		45	159
Consumer	11		79		5		91	32
Commercial business	485		940		68		1,043	210
Total charge-offs	1,710		5,440		1,382		3,185	1,183
Recoveries:								
One- to four-family	22		36		153		---	49
Multi-family	1		---		---		---	---
Commercial real estate	28		---		37		---	---
Construction or development	96		30		35		25	25
Consumer	2		1		3		2	3
Commercial business	30		---		---		1	---
Total recoveries	179		67		229		28	77
Net charge-offs	1,532		5,373		1,153		3,157	1,107
Additions charged to operations	2,100		5,361		2,759		3,197	1,102
Balance at end of period	$ 5,900	$	5,331	$	5,343	$	3,737	$ 3,697
Net charge-offs to average loans outstanding	0.53%		1.71%		0.35%		0.98%%	0.35%
Allowance for loan losses to non-performing assets	88.06%		38.62%		27.67%		25.78%	39.38%
Allowance for loan losses to net loans at end of period	2.06%		1.73%		1.64%		1.16%	1.12%

The allocation of our allowance for losses on loans, including loans held for sale, at the dates indicated is summarized as follows:

	December 31,														
	2012		**2011**		**2010**		**2009**		**2008**	
	Amount of Loan Loss Allowance	**Percent of Loans in Each Category to Total Loans**	**Amount of Loan Loss Allowance**	**Percent of Loans in Each Category to Total Loans**	**Amount of Loan Loss Allowance**	**Percent of Loans in Each Category to Total Loans**	**Amount of Loan Loss Allowance**	**Percent of Loans in Each Category to Total Loans**	**Amount of Loan Loss Allowance**	**Percent of Loans in Each Category to Total Loans**
					(Dollars in Thousands)					
Real Estate:										
One- to four-family	$ 1,611	34.59%	$ 1,766	35.59%	$ 1,015	37.46%	$ 1,705	37.46%	$ 1,791	43.43%
Multi-family	1,055	21.60	646	19.26	1,138	16.00	321	16.01	265	11.91
Commercial real estate	2,177	28.35	1,788	28.88	2,061	27.06	801	27.47	802	27.06
Land and land developmer	154	1.78	264	3.27	480	4.35	283	5.21	229	5.30
Construction	62	3.07	64	2.56	---	4.78	102	3.94	190	3.42
Consumer	208	6.04	136	5.88	84	5.46	110	4.86	143	4.62
Commercial business	633	4.57	667	4.56	565	4.89	384	5.05	201	4.26
Unallocated	---	---	---	---	---	---	31	--	76	---
Total	$ 5,900	100.00%	$ 5,331	100.00%	$ 5,343	100.00%	$ 3,737	100.00%	$ 3,697	100.00%

Investment Activities

We must maintain minimum levels of securities that qualify as liquid assets under the OCC regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets at levels we believe adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. At December 31, 2012 our liquidity ratio – liquid assets as a percentage of net withdrawable savings deposits and current borrowings – was 17.32%. Our level of liquidity is a result of management's asset/liability strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources" in this Annual Report on Form 10-K.

The Bank's Supervisory Agreement and LSB Financial's Memorandum of Understanding ("MOU") with the OTS (now enforced by the OCC and Board of Governors of the Federal Reserve System (the "Federal Reserve"), respectively) also require prior approval of dividends by the Bank or the Company, respectively. LSB Financial declared quarterly cash dividends in the fourth quarter of 2012 and in the first quarter of 2013 after receiving all required regulatory non-objections to the dividend declarations. In addition, the MOU requires prior approval by the Federal Reserve of any debt at the holding company level not in the ordinary course (including loans, cumulative preferred stock and subordinated debt), unless such debt is contemplated by the capital plan. The holding company does not now hold any such debt.

Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in investment grade commercial paper and corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly.

Generally, we invest funds among various categories of investments and maturities based upon our asset/liability management policies, concern for the highest investment quality, liquidity needs and performance objectives. It is our general policy to purchase securities which are U.S. Government securities, investment grade municipal and corporate bonds, commercial paper, federal agency obligations and interest-bearing deposits with the Federal Home Loan Bank.

The following table sets forth the composition of our securities portfolio at the dates indicated. As of December 31, 2012, our investment portfolio did not contain securities of any issuer with an aggregate book value in excess of 10% of our shareholders' equity, excluding those issued by the U.S. Government and its agencies.

	December 31,					
	2012		**2011**		**2010**	
	Carrying Value	**% of Total**	**Carrying Value**	**% of Total**	**Carrying Value**	**% of Total**
			(Dollars in Thousands)			
Debt securities:						
Federal agency obligations	$ 10,709	44.64%	$ 3,177	23.87%	$ 2,096	16.49%
Municipal bonds	10,097	42.09	6,949	52.20	7,035	55.33
Subtotal	20,806	86.72%	10,126	76.07%	9,131	71.82%
Other:						
Federal Home Loan Bank stock	3,185	13.28	3,185	23.93	7,035	55.33
Total debt securities and Federal Home Loan Bank stock	$ 13,311	100.00%	$ 13,311	100.00%	$ 12,714	100.00%
Average remaining life of debt securities	4.82 years		4.07 years		4.42 years	
Other interest-earning assets:						
Interest-bearing deposits with Federal Home Loan Bank and Federal Reserve	$ 5,778	100.00%	$ 3,156	100.00%	$ 2,980	100.00%
Mortgage-backed securities:						
Fannie Mae certificates	$ 4,203	58.40%	$ 2,813	75.64%	$ 1,473	55.09%
Freddie Mac certificates	2,995	41.60	906	24.36	1,201	44.91
Total mortgage-backed securities	$ 7,198	100.00%	$ 3,719	100.00%	$ 2,674	100.00%

The following table sets forth the composition and contractual maturities of our securities portfolio at December 31, 2012. Expected maturities will differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties. At December 31, 2012, all of our securities were classified as available for sale and as such were reported at fair value. The weighted average yields on tax exempt obligations have been computed on a tax equivalent basis.

	December 31, 2012				
	Less than 1 year	**1 to 5 Years**	**5 to 10 Years**	**Over 10 Years**	**Total Investment Securities**
			(Dollars in Thousands)		
Federal agency obligations	$ ---	$ 4,798	$ 5 911	$ ---	$ 10,709
Municipal bonds	391	4,964	4,741	---	10,097
Fannie Mae certificates	---	---	4,203	---	4,203
Freddie Mac certificates	---	---	2,995	---	2,995
Total investment securities	$ 391	$ 9,762	$ 17,850	$ ---	$ 28,004
Weighted average yield	2.70%	1.53%	1.84%	---%	1.75%

Sources of Funds

General. Our primary sources of funds are deposits, repayment and prepayment of loans, interest earned on or maturation of investment securities and short-term investments, borrowings and funds provided from operations.

19

Deposits. We offer a variety of deposit accounts. Our deposits consist of statement savings accounts, money market accounts, NOW accounts and certificate accounts. In addition, we periodically solicit broker originated certificates of deposit when issues are available that meet our interest rate and liquidity needs. Brokered deposits at December 31, 2012 totaled $13.7 million. We rely primarily on competitive pricing policies, on-line and off-line advertising, and customer service to attract and retain these deposits.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition. The variety of deposit accounts we offer has allowed us to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. We manage the pricing of our deposits in keeping with our asset/liability management, profitability and growth objectives. Based on our experience, we believe that our savings, interest- and non-interest-bearing checking accounts are relatively stable sources of deposits. However, our ability to attract and maintain certificates of deposit, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions.

The following table sets forth our savings flows during the periods indicated.

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in Thousands)		
Opening balance	$ 308,433	$ 311,458	$ 277,866
Deposits	1,988,647	1,627,125	1,578,438
Withdrawals	(1,990,916)	(1,633,415)	(1,549,254)
Interest credited	2,473	3,265	4,408
Ending balance	$ 308,637	$ 308,433	$ 311,458
Net increase (decrease)	$ 204	$ (3,025)	$ 33,592
Percent increase (decrease)	0.07%	(0.97%)	12.09%

The following table sets forth the dollar amount of savings deposits in the various types of deposit programs offered by us at the dates indicated.

	At December 31,					
	2012		2011		2010	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)					
Transaction and Savings Deposits:						
Non-interest-bearing	$ 30,879	10.00%	$ 26,668	8.65%	$ 25,023	8.03%
Savings accounts (0.05% - 0.10% at December 31, 2012)	28,966	9.39	26,331	8.53	25,297	8.12
NOW Accounts (0.00% - 0.25% at December 31, 2012)	42,386	13.73	37,620	12.20	31,768	10.20
Money Market Accounts (0.05% - 0.40% at December 31, 2012)	65,473	21.21	64,660	20.96	63,919	20.52
Total Non-Certificates	167,704	54.33	155,279	50.34	146,007	46.87
Certificates:						
0.00 - 1.99%	94,506	30.62	85,785	27.81	74,582	23.95
2.00 - 3.99%	42,802	13.87	61,894	20.07	79,303	25.46
4.00 - 5.99%	3,620	1.17	5,469	1.77	11,560	3.71
6.00 - 7.99%	5	0.00	6	0.00	6	0.00
Total certificates	140,933	49.66	153,154	49.65	165,451	53.12
Accrued interest	25	0.01	31	0.01	33	0.01
Total deposits with interest	$ 308,662	100.00%	$ 308,464	100.00%	$ 311,491	100.00%

The following table shows rate and maturity information for our certificates of deposit as of December 31, 2012.

	0.00-1.99%		2.00-3.99%		4.00-5.99%		6.00-7.99%		Total	Percent of Total
					(Dollars in Thousands)					
Certificate accounts maturing in quarter ending:										
March 31, 2013	$	23,115	$	3,028	$	255	$	---	$ 26,398	18.73%
June 30, 2013		24,194		2,810		185		---	27,189	19.29
September 30, 2013		9,424		3,384		687		---	13,495	9.58
December 31, 2013		6,695		6		1,351		---	8,052	5.71
March 31, 2014		3,743		2,690		1,143		---	7,576	5.38
June 30, 2014		2,327		1,314		---		---	3,641	2.58
September 30, 2014		2,611		4,345		---		---	6,956	4.94
December 31, 2014		3,537		2,609		---		---	6,146	4.36
March 31, 2015		1,771		3,750		---		---	5,521	3.92
June 30, 2015		1,862		6,810		---		---	8,672	6.15
September 30, 2015		2,221		6,209		---		---	8,430	5.98
December 31, 2015		2,724		4,360		---		---	7,084	5.03
Thereafter		10,282		1,486		---		5	11,773	8.35
Total	$	94,506	$	42,801	$	3,621	$	5	$ 140,933	100.00%
Percent of total		67.06%		30.37%		2.57%		0.00%	100.00%	100.00%

The following table indicates the amount of our certificates of deposit by time remaining until maturity as of December 31, 2012.

	Maturity									
	3 Months or Less		Over 3 to 6 Months		Over 6 to 12 Months		Over 12 months		Total	
					(In Thousands)					
Certificates of deposit less than $100,000, excluding public funds	$	11,203	$	11,145	$	14,541	$	34,515	$	71,404
Certificates of deposit of $100,000 or more, excluding public funds		15,194		15,653		6,850		31,004		68,701
Public funds		1		390		155		282		828
Total certificates of deposit	$	26,398	$	27,188	$	21,546	$	65,801	$	140,933

Borrowings. Our other available sources of funds include borrowings from the Federal Home Loan Bank (FHLB) of Indianapolis and other borrowings. As a member of the FHLB of Indianapolis, we are required to own capital stock in the FHLB and are authorized to apply for borrowings from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and the programs have a range of maturities. The FHLB of Indianapolis may prescribe the acceptable uses for these funds, as well as limitations on the size of the borrowings and repayment provisions. All FHLB advances must be fully secured by sufficient collateral as determined by the FHLB. The Federal Housing Finance Board, an independent agency, controls the FHLB of Indianapolis.

The FHLB of Indianapolis is required to provide funds for the resolution of troubled savings associations and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. For the year ended December 31, 2012, dividends paid by the FHLB of Indianapolis to the Bank totaled approximately $100,000, for an annualized rate of 3.14%.

Generally, the loan terms from the FHLB of Indianapolis are better than the terms the Bank can receive from other sources making it cheaper to borrow money from the FHLB of Indianapolis. Continued and additional financial difficulties at the FHLB of Indianapolis could reduce or eliminate our additional borrowing capacity with the FHLB of Indianapolis which could force us to borrow money from other sources. Such other monies may not be available when we need them or, more likely, will be available at higher interest rates and on less advantageous terms, which will impact our net income and could impact our ability to grow.

We utilize FHLB borrowings as part of our asset/liability management strategy in order to extend the maturity of our liabilities in a cost-effective manner. We may be required to pay a commitment fee upon application and may be subject to a prepayment fee if we prepay the advance. See Note 8 of the Notes to the Consolidated Financial Statements contained elsewhere in this Annual Report on Form 10-K.

The following table sets forth the maximum month-end balance and average balance of Federal Home Loan Bank advances for the periods indicated.

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in Thousands)		
Maximum Balance - Federal Home Loan Bank Advances	$ 18,000	$ 21,000	$ 57,000
Average Balance - Federal Home Loan Bank Advances	$ 17,000	$ 19,250	$ 35,667

The following table sets forth actual balances of Federal Home Loan Bank advances and the weighted average interest rate of those advances at the dates indicated.

	December 31,		
	2012	2011	2010
	(Dollars in Thousands)		
Federal Home Loan Bank Advances	$ 15,000	$ 18,000	$ 22,500
Weighted average interest rate of Federal Home Loan Bank Advances	2.18%	2.18%	2.78%

Subsidiaries and Other Activities

Lafayette Savings owns a service corporation, L.S.B. Service Corporation. In April 1994, Lafayette Savings made an initial investment of $51,000 in L.S.B. Service Corporation when it became a 14.16% limited partner in a low-income housing project in Lafayette, Indiana, pursuant to a 10-year commitment totaling $500,000. During 2012, L.S.B. Service Corporation recorded an $11,000 tax gain related to its investment in the project and recorded net losses of $29,000. At December 31, 2012, our total investment in L.S.B. Service Corporation was $464,000.

Competition

We face strong competition, both in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions and mortgage bankers making loans secured by real estate located in Tippecanoe County, our primary market area. Other savings institutions, commercial banks, credit unions and finance companies provide vigorous competition in consumer lending.

We attract the majority of our deposits through our branch offices, primarily from the communities in which those branch offices are located; therefore, competition for those deposits is principally from other savings institutions, commercial banks and credit unions located in the same communities as well as mutual funds and other financial intermediaries. We compete for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours and branch locations and Internet banking with interbranch deposit and withdrawal privileges.

There are 22 other savings institutions, credit unions and banks in our primary market area. We estimate our share of the savings market in Tippecanoe County to be approximately 14% and our share of the mortgage loan market to be approximately 16%.

Regulation and Supervision

General. Lafayette Savings is a federally chartered savings bank, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, we are subject to broad federal regulation and oversight extending to all of our operations by the OCC. This supervision and regulation are intended primarily for the protection of depositors and the federal deposit insurance fund. Lafayette Savings must pay a semi-annual assessment to the OCC based upon a marginal assessment rate that decreases as the asset size of the savings association increases.

Lafayette Savings is a member of the Federal Home Loan Bank of Indianapolis and is subject to certain limited regulation by the Federal Reserve. As the thrift holding company of Lafayette Savings, LSB Financial is also subject to federal regulation and oversight by the Federal Reserve.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") eliminated the regulatory authority of the OTS as of July 21, 2011. The Dodd-Frank Act transferred to the OCC all functions and all rulemaking authority of the OTS relating to federal savings associations. The Dodd-Frank Act also transferred to the Federal Reserve all functions of the OTS relating to savings and loan holding companies and their non-depository institution subsidiaries. Thus, LSB Financial has been supervised by the Federal Reserve from and after July 21, 2011. The Federal Reserve is also to regulate loans to insiders, transactions with affiliates, and tying arrangements.

For ease of reference throughout this Annual Report on Form 10-K, references to the OCC are intended to include a reference to the OTS, as its predecessor in thrift regulation and supervision, as the context and the time period requires.

Insurance of Deposits. Deposits in the Bank are insured by the Deposit Insurance Fund of the FDIC up to a maximum amount, which is generally $250,000 per depositor, subject to aggregation rules. The Dodd-Frank Act extended unlimited insurance on non-interest bearing accounts through December 31, 2012. Under this program, traditional non-interest demand deposit (or checking) accounts that allow for an unlimited number of transfers and withdrawals at any time, whether held for a business, individual, or other type of depositor, are covered. Later, Congress added Lawyers' Trust Accounts (IOLTA) to this unlimited insurance protection through December 31, 2012. Because this program expired on December 31, 2012, there is no longer unlimited insurance coverage for non-interest bearing transaction accounts. Deposits held in non-interest bearing transaction accounts are now aggregated with interest bearing deposits the owner may hold in the same ownership category, and the combined total insured up to at least $250,000.

The Bank is subject to deposit insurance assessments by the FDIC pursuant to its regulations establishing a risk-related deposit insurance assessment system, based upon the institution's capital levels and risk profile. Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk-weighted categories based on supervisory evaluations, regulatory capital levels, and certain other factors with less risky institutions paying lower assessments. An institution's initial assessment rate depends upon the category to which it is assigned. There are also adjustments to a bank's initial assessment rates based on levels of long-term unsecured debt, secured liabilities in excess of 25% of domestic deposits and, for certain institutions, brokered deposit levels. Under the rules in effect through March 31, 2011, initial assessments ranged from 12 to 45 basis points of assessable deposits. However, pursuant to FDIC rules adopted under the Dodd-Frank Act (described below), effective April 1, 2011, initial assessments ranged from 5 to 35 basis points of the institution's total assets minus tangible equity. The Bank paid assessments at the rate of 16 basis points for each $100 of insured deposits during the year ended December 31, 2012. No institution may pay a dividend if it is in default of the federal deposit insurance assessment.

The Bank is also subject to assessment for the Financing Corporation (FICO) to service the interest on its bond obligations. The amount assessed on individual institutions, including the Bank, by FICO is in addition to the amount paid for deposit insurance according to the risk-related assessment rate schedule. These assessments will continue until the FICO bonds are repaid between 2017 and 2019. During 2012, the FICO assessment rate was .66 basis points for each $100 of the same assessment bases applicable to the FDIC assessment. For the first quarter of 2013, the FICO assessment rate is .64 basis points. The Bank expensed deposit insurance assessments (including the FICO assessments) of $481,000 during the year ended December 31, 2012. Future increases in deposit insurance premiums or changes in risk classification would increase the Bank's deposit related costs.

On December 30, 2009, banks were required to pay the fourth quarter FDIC assessment and to prepay estimated insurance assessments for the years 2010 through 2012. The prepayment did not affect the Bank's earnings on that date. The Bank paid its quarterly assessment for the fourth quarter of 2009 and prepaid all quarterly assessments for 2010, 2011, and 2012 on December 30, 2009 in the amount of $2.3 million. As of December 31, 2012, $481,000 in prepaid premiums were unused and carried in the financial statements of the Company.

Under the Dodd-Frank Act, the FDIC is authorized to set the reserve ratio for the Deposit Insurance Fund at no less than 1.35%, and must achieve the 1.35% designated reserve ratio by September 30, 2020. The FDIC must offset the effect of the increase in the minimum designated reserve ratio from 1.15% to 1.35% on insured depository institutions of less than $10 billion, and may declare dividends to depository institutions when the reserve ratio at the end of a calendar quarter is at least 1.5%, although the FDIC has the authority to suspend or limit such permitted dividend declarations. In December, 2010, the FDIC adopted a final rule setting the designated reserve ratio for the deposit insurance fund at 2% of estimated insured deposits.

On October 19, 2010, the FDIC proposed a comprehensive long-range plan for deposit insurance fund management with the goals of maintaining a positive fund balance, even during periods of large fund losses, and maintaining steady, predictable assessment rates throughout economic and credit cycles. The FDIC determined not to increase assessments in 2011 by 3 basis points, as previously proposed, but to keep the current rate schedule in effect. In addition, the FDIC proposed adopting a lower assessment rate schedule when the designated reserve ratio reaches 1.15% so that the average rate over time should be about 8.5 basis points. In lieu of dividends, the FDIC proposed adopting lower rate schedules when the reserve ratio reaches 2% and 2.5%, so that the average rates will decline about 25 percent and 50 percent, respectively.

Under the Dodd-Frank Act, the assessment base for deposit insurance premiums was changed from adjusted domestic deposits to average consolidated total assets minus average tangible equity, affecting assessments for the last two quarters of 2011, as well as future assessments. Tangible equity for this purpose means Tier 1 capital. Since this is a larger base than adjusted domestic deposits, assessment rates are expected to be lower for the Bank as a result of these changes, which were first reflected in invoices due September 30, 2011. The new FDIC rule to implement the revised assessment requirements includes rate schedules scaled to the increase in the assessment base, including schedules that will go into effect when the reserve ratio reaches 1.15%, 2% and 2.5%. The FDIC staff has projected that the new rate schedules will be approximately revenue neutral.

The schedule would reduce the initial base assessment rate in each of the four risk-based pricing categories.

- For small Risk Category I banks, the rates would range from 5-9 basis points.

- The proposed rates for small institutions in Risk Categories II, III and IV would be 14, 23 and 35 basis points, respectively.

- For large institutions and large, highly complex institutions, the proposed rate schedule ranges from 5 to 35 basis points.

There are also adjustments made to the initial assessment rates based on long-term unsecured debt, depository institution debt, and brokered deposits.

The FDIC also revised the assessment system for large depository institutions with over $10 billion in assets.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe and unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

Federal Regulation of Savings Associations. The OCC has extensive authority over the operations of savings institutions. As part of this authority, we are required to file periodic reports with the OCC and are subject to periodic examinations by the OCC and the FDIC. The OCC also has enforcement authority over federal savings associations, including, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions.

Lafayette Savings' general permissible lending limit for loans to one borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus, except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus. At December 31, 2012, our lending limit under this restriction was $6.61 million.

Regulatory Capital Requirements of Lafayette Savings and LSB Financial.

Lafayette Savings. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. To be considered adequately capitalized under the prompt corrective action regulations, a savings association must maintain the following capital ratios: a leverage ratio (the ratio of Tier 1 capital to total assets) of at least 4% (unless its supervisory condition allows a 3% ratio), a Tier 1 risk-based ratio (the ratio of Tier 1 capital to risk-weighted assets) of at least 4%, and a total risk-based capital ratio (the ratio of total capital to risk-weighted assets) of at least 8%. Total capital consists of Tier 1 and Tier 2 capital.

Tier 1 capital generally consists of common stockholders' equity, noncumulative perpetual preferred stock and other tangible capital plus certain intangible assets, including a limited amount of purchased credit card receivables. Tier 2 capital consists generally of certain permanent and maturing capital instruments and allowances for loan and lease losses up to 1.25% of risk-weighted assets. When determining total capital, Tier 2 capital may not exceed Tier 1 capital. At December 31, 2012, we had no intangible assets which were included in Tier 1 capital, other than mortgage servicing rights of $98,000.

To determine the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the OCC has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan-to-value ratio of not more than 90% at origination unless insured to such ratio by an insurer approved by Fannie Mae or Freddie Mac.

To be considered well capitalized, a savings association must have a leverage ratio of at least 5%, a Tier 1 risk-based ratio of at least 6% and a total risk-based capital ratio of 10%. As of December 31, 2012, Lafayette Savings qualified as well capitalized, with a leverage ratio of 10.47%, a Tier 1 risk-based capital ratio of 14.74% and a total risk-based capital ratio of 16.00%. The OCC may reclassify a savings association in a lower capital category or require it to hold additional capital based upon supervisory concerns on a case-by-case basis.

Under the prompt corrective action regulations, the OCC and the FDIC are authorized, and under certain circumstances required, to take certain actions against a savings association that is not at least adequately capitalized. Such an association must submit a capital restoration plan and, until the plan is approved by the OCC, may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. For a savings association controlled by a holding company, the capital restoration plan must include a guarantee by the holding company limited to the lesser of 5% of the association's assets when it failed the "adequately capitalized" standard or the amount needed to satisfy the plan, and, in the event of the bankruptcy of the holding company, the guaranty would have priority over the claims of general creditors. Additional and more stringent restrictions may be applicable, depending on the financial condition of the association and other circumstances. If an association becomes critically undercapitalized, because it has a ratio of tangible equity to total assets of 2% or less, appointment of a receiver or conservator may be required.

LSB Financial. Effective as of the transfer of regulatory responsibilities from the OTS to the OCC and the Federal Reserve, the Federal Reserve was authorized to establish capital requirements for savings and loan holding companies. These capital requirements must be counter-cyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness. Savings and loan holding companies will also be required to serve as a source of financial strength for their depository institution subsidiaries.

Within five years after the enactment of the Dodd-Frank Act, the Federal Reserve is to apply consolidated capital requirements to depository institution holding companies that are no less stringent than those currently applied to depository institutions that were not supervised by the Federal Reserve as of May 19, 2010. Under this provision, the components of Tier 1 capital of depository institution holding companies would be restricted to capital instruments that are currently considered Tier 1 capital for insured depository institutions. Thus, for the first time savings and loan holding companies will be subject to consolidated capital requirements. Under these standards, trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010, by a savings and loan holding company with less than $15 billion in assets. LSB Financial has not issued any trust preferred securities.

Under the Dodd-Frank Act, LSB Financial is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which LSB Financial might not otherwise do so. This source of financial strength doctrine has long applied to bank holding companies. For this purpose, "source of financial strength" means LSB Financial's ability to provide financial assistance to the Bank, in the form of capital, liquidity, or other support, in the event of the Bank's financial distress.

Limitations on Dividends and Other Capital Distributions. OCC regulations impose various restrictions on savings institutions with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.

A savings association that is a subsidiary of a holding company, such as Lafayette Savings, may make a capital distribution with prior notice to the Federal Reserve (with a copy to the OCC), in an amount that does not exceed its net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid) if the savings association has a regulatory rating in the two top examination categories, is not of supervisory concern, and would remain well-capitalized following the proposed distribution. All other institutions or those seeking to exceed the noted amounts must obtain approval from the Federal Reserve for a capital distribution before making the distribution.

LSB Financial's declaration of dividends is subject to Indiana law, which generally prohibits the payment of dividends to amounts that will not affect the ability of LSB Financial, after the dividend has been distributed, to pay its debts in the ordinary course of business. Moreover, such dividends may not exceed the difference between LSB Financial's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of common stock. In addition, the Federal Reserve may prohibit LSB Financial's payment of dividends if it concludes such payment would raise safety and soundness concerns at either the Bank or LSB Financial.

Under the Bank's Supervisory Agreement and LSB Financial's Memorandum of Understanding with the OTS any declaration or payment of dividends or other capital distributions by the Bank or LSB Financial must receive prior written non-objection from the OCC. LSB Financial declared quarterly cash dividends in the fourth quarter of 2012 and the first quarter of 2013 after receiving all required regulatory non-objections to the dividend declarations.

Qualified Thrift Lender Test. All savings institutions are required to meet a qualified thrift lender test to avoid certain restrictions on their operations. This test requires a savings institution to have at least 65% of its portfolio assets in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the savings institution may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code of 1986, as amended. Under either test, these assets primarily consist of residential housing related loans and investments. At December 31, 2012, Lafayette Savings met the test.

Any savings institution that fails to meet the qualified thrift lender test must either convert to a national bank or restrict its branching rights, new activities and investments to those permissible for a national bank. In addition, under the Dodd-Frank Act, a savings association that fails the qualified thrift lender test will be prohibited from paying dividends, except for dividends that are permissible for national banks, are necessary to meet obligations of the company that controls the savings association, and are specifically approved by the OCC and the Federal Reserve. If the institution has not requalified or converted to a national bank within three years after the failure, it must sell all investments and stop all activities not permissible for a national bank. If any institution that fails the qualified thrift lender test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies. Under the Dodd-Frank Act, the failure to satisfy the qualified thrift lender test may also result in regulatory enforcement action.

Transactions with Affiliates. Generally, transactions between a savings association or its subsidiaries and its affiliates are required to be on terms as favorable to the association as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the association's capital and are subject to collateralization requirements. Affiliates of Lafayette Savings include LSB Financial and any company which is under common control with Lafayette Savings. In addition, a savings association may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of an affiliate.

Community Reinvestment Act. Under the Community Reinvestment Act, every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The Community Reinvestment Act requires the OCC, in connection with our examination, to assess our record of meeting the credit needs of our community and to take this record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Lafayette Savings. An unsatisfactory rating may be used as the basis for the denial of an application by the OCC. We were last examined for Community Reinvestment Act compliance in 2010 and received a rating of "Outstanding."

Holding Company Regulation. LSB Financial is a unitary savings and loan holding company subject to regulatory oversight by the Federal Reserve. LSB Financial is required to register and file reports with the Federal Reserve and is subject to regulation and examination by the Federal Reserve. In addition, the Federal Reserve has enforcement authority over us and our non-savings institution subsidiaries.

LSB Financial generally is not subject to activity restrictions. If LSB Financial acquired control of another savings institution as a separate subsidiary, it would become a multiple savings and loan holding company, and its activities and any of its subsidiaries (other than Lafayette Savings or any other savings institution) would generally become subject to additional restrictions.

USA PATRIOT Act of 2001. On October 26, 2001, President Bush signed the USA PATRIOT Act of 2001 (the "PATRIOT Act"). The PATRIOT Act, among other things, is intended to strengthen the ability of U.S. law enforcement to combat terrorism on a variety of fronts. The PATRIOT Act contains sweeping anti-money laundering and financial transparency laws and requires financial institutions to implement additional policies and procedures with respect to, or additional measures designed to address, any or all the following matters, among others: money laundering, suspicious activities and currency transaction reporting, and currency crimes. Many of the provisions in the PATRIOT Act were to have expired December 31, 2005, but the U.S. Congress authorized renewals that extended the provisions until March 10, 2006. In early March 2006, the U.S. Congress approved the USA PATRIOT Improvement and Reauthorization Act of 2005 (the "Reauthorization Act") and the USA PATRIOT Act Additional Reauthorizing Amendments Act of 2006 (the "PATRIOT Act Amendments"), and they were signed into law by President Bush on March 9, 2006. The Reauthorization Act makes permanent all but two of the provisions that had been set to expire and provides that the remaining two provisions, which relate to surveillance and the production of business records under the Foreign Intelligence Surveillance Act, expire in 2015. The PATRIOT Act Amendments include provisions allowing recipients of certain subpoenas to obtain judicial review of nondisclosure orders and clarifying the use of certain subpoenas to obtain information from libraries. We do not anticipate that these provisions will materially affect our operations.

Federal Securities Law. The shares of Common Stock of LSB Financial have been registered with the SEC under the Securities Exchange Act (the "Exchange Act"). LSB Financial is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the Exchange Act and the rules of the SEC thereunder. If LSB Financial has fewer than 300 shareholders, it may deregister its shares under the Exchange Act and cease to be subject to the foregoing requirements.

Shares of Common Stock held by persons who are affiliates of LSB Financial may not be resold without registration unless sold in accordance with the resale restrictions of Rule 144 under the Securities Act of 1933. If LSB Financial meets the current public information requirements under Rule 144, each affiliate of LSB Financial who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of LSB Financial or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks.

Under the Dodd-Frank Act, beginning in 2013, LSB Financial will be required to provide its shareholders an opportunity to vote on the executive compensation payable to its named executive officers and on golden parachute payments made in connection with mergers or acquisitions. These votes will be non-binding and advisory. Beginning in 2013, LSB Financial must also permit shareholders at least once every six years to determine on an advisory basis whether such votes should be held every one, two, or three years.

Sarbanes-Oxley Act of 2002. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). The Sarbanes-Oxley Act's stated goals include enhancing corporate responsibility, increasing penalties for accounting and auditing improprieties at publicly traded companies and protecting investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Sarbanes-Oxley Act generally applies to all companies that file or are required to file periodic reports with the SEC under the Exchange Act.

Among other things, the Sarbanes-Oxley Act creates the Public Company Accounting Oversight Board as an independent body subject to SEC supervision with responsibility for setting auditing, quality control and ethical standards for auditors of public companies. The Sarbanes-Oxley Act also requires public companies to make faster and more extensive financial disclosures, requires the chief executive officer and chief financial officer of public companies to provide signed certifications as to the accuracy and completeness of financial information filed with the SEC, and provides enhanced criminal and civil penalties for violations of the federal securities laws.

The Sarbanes-Oxley Act also addresses functions and responsibilities of audit committees of public companies. The statute makes the audit committee directly responsible for the appointment, compensation and oversight of the work of the company's outside auditor, and requires the auditor to report directly to the audit committee. The Sarbanes-Oxley Act authorizes each audit committee to engage independent counsel and other advisors, and requires a public company to provide the appropriate funding, as determined by its audit committee, to pay the company's auditors and any advisors that its audit committee retains. The Sarbanes-Oxley Act also requires public companies to include an internal control report and assessment by management. As a small reporting company, under the Dodd-Frank Act LSB Financial is not subject to any obligation to have an auditor attestation to the effectiveness of its controls included in its annual report.

Although LSB Financial will continue to incur additional expense in complying with the provisions of the Sarbanes-Oxley Act and the resulting regulations, management does not expect that such compliance will have a material impact on LSB Financial's results of operations or financial condition.

Predatory Lending. The Federal Reserve Board issued a regulation that became effective on October 1, 2002 that is aimed at curbing "predatory lending." The term "predatory lending" encompasses a variety of practices, but the term generally is used to refer to abusive lending practices involving fraud, deception or unfairness. Predatory lending typically involves one or more of the following: (i) making unaffordable loans based on the assets of the borrower rather than on the borrower's ability to repay an obligation ("asset-based lending"); (ii) inducing a borrower to refinance a loan repeatedly in order to charge high points and fees each time the loan is refinanced ("loan flipping"); or (iii) engaging in fraud or deception to conceal the true nature of the loan obligation from an unsuspecting or unsophisticated borrower. The Federal Reserve Board amended Regulation Z to broaden the scope of loans subject to the protections of the Home Ownership and Equity Protection Act of 1994 ("HOEPA"). Among other things, the regulation brings within the scope of HOEPA first-lien mortgage loans with interest rates that are at least 8 percentage points above Treasury securities having a comparable maturity. In addition, the regulation requires that the cost of optional insurance and similar debt protection products paid by a borrower at closing be included in calculating the finance charge paid by the borrower. HOEPA coverage is triggered if such finance charges exceed 8 percent of the total loan. Finally, the regulation restricts creditors from engaging in repeated refinancings of their own HOEPA loans over a short time period when the transactions are not in the borrower's interest. Lenders that violate the rules face cancellation of loans and penalties equal to the finance charges paid. The Bank does not anticipate that these provisions, or any similar state predatory lending regulations, will materially affect its financial condition or results of operations.

Dodd-Frank Act. On July 21, 2010, President Obama signed into law the Dodd-Frank Act, which significantly changes the regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes provisions affecting large and small financial institutions alike, including several provisions that will profoundly affect how community banks, thrifts, and small bank and thrift holding companies, such as LSB Financial, will be regulated in the future. Among other things, these provisions abolish the OTS and transfer its functions to the other federal banking agencies, relax rules regarding interstate branching, allow financial institutions to pay interest on business checking accounts, change the scope of federal deposit insurance coverage, impose new capital requirements on bank and thrift holding companies, and impose limits on debit card interchange fees charged by large banks (commonly known as the Durbin Amendment).

The Dodd-Frank Act also established the Consumer Financial Protection Bureau (the "CFPB") within the Federal Reserve, which has broad authority to regulate consumer financial products and services and entities offering such products and services, including banks. Many of the consumer financial protection functions formerly assigned to the federal banking and other designated agencies are now performed by the CFPB. The CFPB has a large budget and staff, and has broad rulemaking authority over providers of credit, savings, and payment services and products. In this regard, the CFPB has the authority to implement regulations under federal consumer protection laws and enforce those laws against, and examine, financial institutions. State officials also will be authorized to enforce consumer protection rules issued by the CFPB. This bureau also is authorized to collect fines and provide consumer restitution in the event of violations, engage in consumer financial education, track consumer complaints, request data, and promote the availability of financial services to underserved consumers and communities. The CFPB also is directed to prevent "unfair, deceptive or abusive practices" and ensure that all consumers have access to markets for consumer financial products and services, and that such markets are fair, transparent, and competitive. Although the CFPB has begun to implement its regulatory, supervisory, examination, and enforcement authority, there continues to be significant uncertainty as to how the agency's strategies and priorities will impact the Bank and LSB Financial.

The CFPB has indicated that mortgage lending is an area of supervisory focus and that it will concentrate its examination and rulemaking efforts on the variety of mortgage-related topics required under the Dodd-Frank Act, including steering consumers to less-favorable products, discrimination, abusive or unfair lending practices, predatory lending, origination disclosures, minimum mortgage underwriting standards, mortgage loan originator compensation, and servicing practices. The CFPB recently published several final regulations impacting the mortgage industry, including rules related to ability-to-pay, mortgage servicing, escrow accounts, and mortgage loan originator compensation. The ability-to-repay rule makes lenders liable if they fail to assess ability to repay under a prescribed test, but also creates a safe harbor for so called "qualified mortgages." The "qualified mortgages" standards include a tiered cap structure that places limits on the total amount of certain fees that can be charged on a loan, a 43% cap on debt-to-income (i.e., total monthly payments on debt to monthly gross income), exclusion of interest-only products, and other requirements. The 43% debt-to-income cap does not apply for the first seven years the rule is in effect for loans that are eligible for sale to Fannie Mae or Freddie Mac or eligible for government guarantee through the FHA or the Veterans Administration. Failure to comply with the ability-to-repay rule may result in possible CFPB enforcement action and special statutory damages plus actual, class action, and attorneys fees damages, all of which a borrower may claim in defense of a foreclosure action at any time. LSB Financial's management is currently assessing the impact of these requirements on its mortgage lending business.

In addition, the Federal Reserve and other federal bank regulatory agencies have issued a proposed rule under the Dodd-Frank Act that would exempt "qualified residential mortgages" from the securitization risk retention requirements of the Dodd-Frank Act. The final definition of what constitutes a "qualified residential mortgage" may impact the pricing and depth of the secondary market into which we may sell mortgages we originate. At this time, we cannot predict the content of final CFPB and other federal agency regulations or the impact they might have on the Company's financial results. The CFPB's authority over mortgage lending, and its authority to change regulations adopted in the past by other regulators (i.e., regulations issued under the Truth in Lending Act, for example), or to rescind or ignore past regulatory guidance, could increase the Company's compliance costs and litigation exposure.

The January 25, 2013 decision of the D.C. Circuit Court of Appeals invalidating recess appointments to the National Labor Relations Board, calls into question the recess appointment of Richard Cordray as head of the CFPB. What impact this potentially invalid appointment will have on the CFPB regulations promulgated in January, 2013 or actions taken prior to that time is undetermined at this time. The decision may also play a part in determining whether new legislation will be passed respecting the structure and funding of the CFPB, and whether Director Cordray will be appointed when his current term expires. Though it is not possible to predict the outcome of the recess appointment controversy, the decision will have implications for the Company and the Bank with respect to regulations that apply to them and to competition from other entities that may or may not be subject to regulations promulgated by the CFPB

In addition to the CFPB's authority over mortgage lending, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards, and pre-payments. Moreover, the Dodd-Frank Act requires public companies like the Company to hold shareholder advisory "say-on-pay" votes on executive compensation at least once every three years and submit related proposals to a vote of shareholders. LSB Financial will hold its first such "say-on-pay" vote at its 2013 annual meeting. The Dodd-Frank Act contains numerous other provisions affecting financial institutions of all types, many of which may have an impact on the operating environment of the Company in substantial and unpredictable ways. Consequently, the Dodd-Frank Act is expected to increase our cost of doing business, it may limit or expand our permissible activities, and it may affect the competitive balance within our industry and market areas. The nature and extent of future legislative and regulatory changes affecting financial institutions, including as a result of the Dodd-Frank Act, is very unpredictable at this time. The Company's management continues to actively monitor the implementation of the Dodd-Frank Act and the regulations promulgated thereunder and assess its probable impact on the business, financial condition, and results of operations of the Company. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and the Company in particular, remains uncertain.

New Proposed Capital Rules. On June 7, 2012, the Federal Reserve approved proposed rules that would substantially amend the regulatory risk-based capital rules applicable to the Bank. The FDIC and the OCC subsequently approved these proposed rules on June 12, 2012. The proposed rules implement the "Basel III" regulatory capital reforms and changes required by the Dodd-Frank Act. "Basel III" refers to two consultative documents released by the Basel Committee on Banking Supervision in December 2009, the rules text released in December 2010, and loss absorbency rules issued in January 2011, which include significant changes to bank capital, leverage and liquidity requirements.

The proposed rules include new risk-based capital and leverage ratios, which would be phased in from 2013 to 2019, and would refine the definition of what constitutes "capital" for purposes of calculating those ratios. The proposed new minimum capital level requirements applicable to the Bank under the proposals would be: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4% for all institutions. The proposed rules would also establish a "capital conservation buffer" of 2.5% above the new regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital and would result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement would be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations would establish a maximum percentage of eligible retained income that could be utilized for such actions.

Basel III provided discretion for regulators to impose an additional buffer, the "countercyclical buffer," of up to 2.5% of common equity Tier 1 capital to take into account the macro-financial environment and periods of excessive credit growth. However, the proposed rules permit the countercyclical buffer to be applied only to "advanced approach banks" (*i.e.*, banks with $250 billion or more in total assets or $10 billion or more in total foreign exposures), which currently excludes the Bank. The proposed rules also implement revisions and clarifications consistent with Basel III regarding the various components of Tier 1 capital, including common equity, unrealized gains and losses, as well as certain instruments that will no longer qualify as Tier 1 capital, some of which would be phased out over time.

The federal bank regulatory agencies also proposed revisions to the prompt corrective action framework, which is designed to place restrictions on insured depository institutions, including the Bank, if their capital levels begin to show signs of weakness. These revisions would take effect January 1, 2015. Under the prompt corrective action requirements, which are designed to complement the capital conservation buffer, insured depository institutions would be required to meet the following increased capital level requirements in order to qualify as "well capitalized:" (i) a new common equity Tier 1 capital ratio of 6.5%; (ii) a Tier 1 capital ratio of 8% (increased from 6%); (iii) a total capital ratio of 10% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 5% (increased from 4%).

The proposed rules set forth certain changes for the calculation of risk-weighted assets, which we would be required to utilize beginning January 1, 2015. The standardized approach proposed rule utilizes an increased number of credit risk exposure categories and risk weights, and also addresses: (i) a proposed alternative standard of creditworthiness consistent with Section 939A of the Dodd-Frank Act; (ii) revisions to recognition of credit risk mitigation; (iii) rules for risk weighting of equity exposures and past due loans; (iv) revised capital treatment for derivatives and repo-style transactions; and (v) disclosure requirements for top-tier banking organizations with $50 billion or more in total assets that are not subject to the "advance approach rules" that apply to banks with greater than $250 billion in consolidated assets.

The proposed rules received extensive comments during a comment period that ran through October 2012. In November 2012, the federal bank regulatory agencies jointly stated that they do not expect any of the proposed rules to become effective on the original target date of January 1, 2013. Basel III specified that banks should be compliant with the new capital requirements by January 2015, but on January 6, 2013, the restrictions were eased to provide for annual increases that would result in full compliance in 2019.

Based on our current capital composition and levels, we believe that we would be in compliance with the requirements as set forth in the proposed rules if they were presently in effect.

Other Future Legislation and Change in Regulations. Various other legislation, including proposals to expand or contract the powers of banking institutions and bank holding companies, is from time to time introduced. This legislation may change banking statutes and the operating environment of the Company and the Bank in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. The Company cannot accurately predict whether any of this potential legislation will ultimately be enacted, and, if enacted, the ultimate effect that it, or implementing regulations, would have upon the financial condition or results of operations of the Company or the Bank.

Federal and State Taxation

Federal Taxation. Savings institutions that meet certain definitional tests relating to the composition of assets and other conditions prescribed by the Internal Revenue Code of 1986, as amended, are permitted to establish reserves for bad debts and to make annual additions which may, within specified formula limits, be taken as a deduction in computing taxable income for federal income tax purposes. The amount of the bad debt reserve deduction is computed under the experience method.

In addition to the regular income tax, corporations, including savings institutions, generally are subject to a minimum tax. An alternative minimum tax is imposed at a minimum tax rate of 20% on alternative minimum taxable income, which is the sum of a corporation's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax and net operating losses can offset no more than 90% of alternative minimum taxable income.

A portion of our allowance for loan losses which is presented on the balance sheets and included in retained earnings without tax effect, may not, without adverse tax consequences, be utilized for the payment of cash dividends or other distributions to a shareholder, including distributions on redemption, dissolution or liquidation, or for any other purpose except to absorb bad debt losses. As of December 31, 2012, the portion of our reserves subject to this treatment for tax purposes totaled approximately $1.9 million. We file consolidated federal income tax returns with our subsidiaries on a calendar year basis using the accrual method of accounting. We have not been audited by the IRS during the last five fiscal years.

Indiana Taxation. The State of Indiana imposes an 8.5% franchise tax on corporations transacting the business of a financial institution in Indiana. Included in the definition of corporations transacting the business of a financial institution in Indiana are holding companies of thrift institutions, as well as thrift institutions. Net income for franchise tax purposes will constitute federal taxable income before net operating loss deductions and special deductions, adjusted for certain items, including Indiana income taxes and bad debts. Legislation is being considered in Indiana which would lower the 8.5% franchise tax to 6.5% over a four-year period, but there can be no guarantee that such legislation will be adopted. Other applicable Indiana taxes include sales, use and property taxes.

Employees

At December 31, 2012, we had a total of 96 employees, including five part-time employees. Our employees are not represented by any collective bargaining group. Management considers its employee relations to be good.

Item 1A. Risk Factors

Not Applicable.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We conduct our business at our main office and four other locations in Lafayette and West Lafayette, Indiana. We own our main office and three branch offices. The fourth branch office is leased with the term of the lease expiring in 2014. We have purchased property with the intention of building a new branch in 2013 which will eventually replace the leased branch. The total net book value of our premises and equipment (including land, building and leasehold improvements and furniture, fixtures and equipment) at December 31, 2012 was approximately $6.0 million. We have also purchased an office building adjacent to the main office location as our growth rate has required space for additional personnel.

We maintain an on-line database of depositor and borrower customer information. The net book value of our data processing, computer equipment and software at December 31, 2012 was $469,000.

Item 3. Legal Proceedings

Effective August 31, 2010, the Bank executed an updated Supervisory Agreement (the "Supervisory Agreement") with the Office of Thrift Supervision ("OTS") and LSB Financial Corp. (the "Company") entered into a Memorandum of Understanding (the "MOU") with the OTS under which the Bank and the Company have agreed to take a number of actions within specified timeframes to address concerns identified by the OTS in connection with its 2010 examination of the Bank. These agreements replace the prior Memorandum of Understanding and Supervisory Agreement between the Bank and the OTS. As a result of the Dodd-Frank Act, from and after July 21, 2011, the Bank is being supervised by the OCC and the Company is being supervised by the Federal Reserve. As a result, the OCC will now enforce the Bank's Supervisory Agreement and the Federal Reserve will enforce the MOU. The Supervisory Agreement and the MOU will remain in effect until terminated, modified or superseded by the OCC or Federal Reserve, respectively.

The updated Supervisory Agreement eliminates certain requirements satisfied in the Bank's prior agreement with the OTS.

Under the Supervisory Agreement, by September 30, 2010, the Bank's board of directors was required to provide to the OTS written workout plans for each adversely classified asset or group of classified assets to any one borrower or loan relationship of $500,000 or greater certain classified assets. The Bank must also present quarterly status reports to the OCC (formerly, the OTS). The Bank timely submitted the required workout plans and has provided, and will continue to provide, the quarterly written asset status reports as required. The Bank believes it is in compliance with this provision of the Supervisory Agreement and that these plans are a useful tool in monitoring the progress of its workouts of classified assets.

The Bank's board of directors was also required to revise its policy on concentrations of credit and, in the event the revised limits are lower, adopt a plan to bring the Bank into compliance with the revised policy. The Bank's board must also, on a quarterly basis, review the Bank's compliance with the revised policy and the appropriateness of its concentration limits given current economic conditions and the Bank's capital position. On September 20, 2010, the Bank's board of directors approved a revised Concentrations of Credit Policy and Reduction Plan and continues to review the policy and compliance therewith on a quarterly basis. The Bank believes it is in compliance with these provisions of the Supervisory Agreement, and that its concentrations in the area of one- to four-family non-owner occupied rental properties have been reduced as a result of these actions.

The Bank was also required to revise its policies and procedures related to the establishment and maintenance of its allowance for loan losses and submit the revised policy to the Regional Director of the OTS for review and comment. However, the Supervisory Agreement did not require an additional provision for loan loss reserves. The Bank revised its allowance for loan losses policy on September 21, 2010. On June 20, 2011, the Bank's board of directors further revised the policy to add clarification with respect to the requirement for outside appraisals. As a result of these actions, the Bank now obtains appraisals performed by a state-certified appraiser on all higher risk transactions. The Bank believes that it is in compliance with this provision of the Supervisory Agreement.

The Supervisory Agreement also required the Bank to revise its written internal asset review and classification program. The Bank revised its internal asset review and classification program policy on September 21, 2010. The Bank's board of directors has also approved establishment of an asset review committee that will review any loan rating changes. As a result of these actions, the Bank believes it has improved its loan classification process and its identification of troubled debt restructurings and nonaccrual loans. The Bank believes that it is in compliance with this provision of the Supervisory Agreement.

The Bank was required to submit to the OTS an updated business plan for the period beginning January 1, 2011 through December 31, 2012. The Bank submitted a three-year Business Plan to the OTS by October 31, 2010 which sets forth minimum capital goals of 8 percent and 12 percent for Tier 1 (Core) and risk-based capital, respectively. The Plan outlines strategies that will be employed to boost earnings and preserve capital, and includes pro-forma financial projections and budget assumptions. Any material modifications to the Business Plan must receive prior, written non-objection of the OCC (formerly the OTS). By December 31, 2011, and each December 31st thereafter while the Supervisory Agreement remains in effect, the Business Plan must be updated and submitted to the OCC (formerly the OTS). The OTS Regional Director notified the Bank on July 14, 2011 that the Plan was acceptable and should be implemented immediately. The Bank has implemented the Business Plan and there have been no material modifications to the Business Plan since submission. The Bank believes it is in compliance with this provision of the Supervisory Agreement, except to the extent not yet applicable. The Bank believes that these actions relating to its Business Plan have improved its budgeting process.

The Bank's board of directors is also required to review written quarterly variance reports on the Bank's compliance with the Business Plan. A copy of each variance report is to be provided to the OCC (formerly the OTS) within five (5) days after review by the board. A budget variance report explaining the reasons for material variances from original projections is submitted to the Bank's board of directors within 45 days of the quarter end. The board discusses the impact of noted variances and determines whether or not corrective action is required. The Bank believes it is in compliance with this provision of the Supervisory Agreement.

The Supervisory Agreement requires prior written non-objection of the OCC (formerly the OTS) of the declaration or payment of dividends or other capital distributions by the Bank. The Bank has not declared or paid dividends, nor has it made any other capital distribution to the Company without the required prior approval. The Bank's last approved dividend to the Company was paid on March 1, 2013. All required regulatory non-objections to the dividend declaration were obtained. The Bank is in compliance with this provision of the Supervisory Agreement.

The Supervisory Agreement places restrictions on the Bank with respect to certain operating activities, requiring prior notice to the OCC (formerly the OTS) of changes in directors and senior executive officers and prior written non-objection from the OCC (formerly the OTS) with respect to senior executive officer or director compensation, material third party service provider contracts, and asset growth over certain levels until the approval of the Bank's Business Plan. Asset growth resulting from lending activities has not exceeded interest credited since third quarter 2010 (the quarter in which the Supervisory Agreement was executed). No payments covered by the Supervisory Agreement's restriction on "golden parachute payments" as defined in 12 CFR § 359.1(f) have been made or requested since the effective date of the Supervisory Agreement. The appointment of Thomas Parent and Sarah Byrn to the Board of Directors were approved by the OCC. The Bank believes it is in compliance with these provisions of the Supervisory Agreement. An application requesting the approval of the employment of Senior Vice President and Chief Lending Officer Timothy Clary is currently pending before the OCC.

Under the MOU, the Company was required to submit to the OTS by October 31, 2010, a capital plan for enhancing the consolidated capital of the Company for the period January 1, 2011 through December 31, 2012. The capital plan is to be updated each year during which the MOU is effective. On July 14, 2011, the OTS notified the Company that certain revisions to the capital plan primarily relating to consolidated capital ratios and consolidated financial statements of the Company were needed. The Company requested clarification from the Federal Reserve regarding the requested information and submitted a response on August 30, 2011 explaining a labeling correction that the Company believes address the concerns noted by the OTS.

The MOU also requires prior written non-objection of the Federal Reserve (formerly the OTS) of the declaration or payment of dividends or other capital distributions by the Company and of any Company debt not in the ordinary course (including loans, cumulative preferred stock and subordinated debt) unless such debt is contemplated by the capital plan. The Company does not now hold any such debt. The Company believes it is in compliance with the provisions of the MOU. The Company paid quarterly cash dividends to its shareholders in December 2012 and March 2013, after receiving all required regulatory non-objections.

The Company believes that the Supervisory Agreement and the MOU have not had, and will not have, a material impact on the financial condition or results of operations of the Bank or the Company, taken as a whole.

We are, from time to time, involved as plaintiff or defendant in various legal actions arising in the normal course of business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with counsel representing us in the proceedings, that the resolution of any prior and pending proceedings should not have a material effect on our financial condition or results of operations.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 4.5 Executive Officers of the Registrant

The executive officers of LSB Financial are identified below. The executive officers are elected annually by the Board of Directors of LSB Financial.

Randolph F. Williams (age 64). Mr. Williams is President and Chief Executive Officer of LSB Financial and its wholly-owned subsidiary, Lafayette Savings. Mr. Williams was appointed to the Board of Directors of LSB Financial in September 2001. He was appointed President of LSB Financial in September 2001 and Chief Executive Officer in January 2002. Mr. Williams served as President and Chief Operating Officer of Delaware Place Bank in Chicago, Illinois from 1996 until joining LSB Financial. Mr. Williams has over 25 years of banking-related experience.

Mary Jo David (age 63). Ms. David is Senior Vice President, Chief Financial Officer and Secretary of LSB Financial and Lafayette Savings. She has held these positions with the Company since its formation in 1994 and with Lafayette Savings since 1992 and was elected a Director of LSB Financial and Lafayette Savings in 1999.

Timothy Clary (age 53). Mr. Clary is Senior Vice President and Chief Lending Officer of Lafayette Savings. He has served in that position since joining the Company in August 2012. Prior to joining Lafayette Savings, Mr. Clary was Senior Vice President of NorStates Bank, based in Waukegan, Illinois. Before NorStates, Mr. Clary served for 13 years as President of Chicago Community Bank, based in Chicago, Illinois.

Todd C. Van Sickel (age 53). Mr. Van Sickel is Vice President-Director of Operations of Lafayette Savings. He has served in that position since joining the Company in 2003. Mr. Van Sickel served as Senior Vice President of First National Bank and Trust in Kokomo, Indiana from 1988 until joining Lafayette Savings.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) We have not sold any equity securities during the period covered by this report that were not registered under the Securities Act of 1933. As of February 22, 2013, there were approximately 739 holders of record of LSB Financial Common Stock and 1,555,972 shares of issued and outstanding common stock. LSB Financial's stock is quoted on the Nasdaq Global Market under the symbol "LSBI."

The following table sets forth, for the periods shown, the high and low sale price of the common stock and cash dividends per share declared. All amounts have been adjusted to reflect stock dividends and stock splits declared by the Company to date. The last stock dividend was declared in 2006.

Quarter Ended	High	Low	Cash Dividends Declared
March 31, 2011	$16.35	$13.58	$0.00
June 30, 2011	16.00	15.10	0.00
September 30, 2011	15.99	12.50	0.00
December 31, 2011	14.49	12.28	0.00
March 31, 2012	19.05	13.50	0.00
June 30, 2012	19.00	16.96	0.00
September 30, 2012	18.75	17.80	0.00
December 31, 2012	21.19	17.95	0.05

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Under the Bank's Supervisory Agreement and LSB Financial's Memorandum of Understanding with the OTS any declaration or payment of dividends or other capital distributions by the Bank or LSB Financial must receive prior written non-objection from the Federal Reserve and the OCC. Restrictions on dividend payments are described in Note 10 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

In addition, the "Equity Compensation Plan Information" contained in Part III, Item 12 of this Form 10-K is incorporated herein by reference.

(b) We have no information to furnish pursuant to Rule 463 of the Securities Act of 1933 and Item 701(f) of Regulation S-K.

(c) The following table sets forth the number and price paid for repurchased shares.

Issuer Purchases of Equity Securities

Month of Purchase	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan(2)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan(2)
October 1 – October 31, 2012	---	---	---	52,817
November 1 – November 30, 2012	---	---	---	52,817
December 1 – December 31, 2012	---	---	---	52,817
Total	---	---	---	52,817

(1) There were no shares repurchased other than through a publicly announced plan or program.
(2) We have in place a program, announced February 6, 2007, to repurchase up to 100,000 shares of our common stock

Item 6. Selected Financial Data

The selected financial data presented below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as the audited Consolidated Financial Statements contained elsewhere in this Annual Report on Form 10-K.

	December 31,				
	2012	2011	2010	2009	2008
	(Dollars in Thousands)				
Selected Financial Condition Data:					
Total assets	$ 364,610	$ 364,290	$ 371,847	$ 371,050	$ 373,012
Loans receivable, including loans held for sale, net	281,620	305,630	323,075	321,163	326,639
Securities available-for-sale	29,744	13,845	11,805	11,345	11,853
Short-term investments	5,778	3,156	2,980	4,817	9,179
Deposits	308,637	308,433	311,458	277,866	258,587
Total borrowings	15,000	18,000	22,500	57,000	78,500
Shareholders' equity	38,955	36,174	35,577	33,884	34,075

	December 31,				
	2012	2011	2010	2009	2008
	(Dollars in Thousands, except share data)				
Selected Operations Data:					
Total interest income	$ 15,720	$ 17,594	$ 18,895	$ 19,659	$ 21,319
Total interest expense	3,225	4,189	6,115	9,335	11,286
Net interest income	12,495	13,405	12,780	10,324	10,033
Provision for loan losses	2,100	5,361	2,759	3,197	1,102
Net interest income after provision for loan losses	10,395	8,044	10,021	7,127	8,931
Deposit account service charges	1,338	1,397	1,522	1,525	1,736
Gain on sales of mortgage loans	2,489	1,080	1,019	1,386	117
Gain on sale of securities	---	54	---	---	---
Loss on real estate owned	(97)	(700)	(441)	(183)	(156)
Other non-interest income	1,036	1,077	980	1,059	1,194
Total non-interest income	4,766	2,908	3,080	3,787	2,891
Total non-interest expense	10,970	10,259	9,932	10,503	9,286
Income before taxes	4,191	693	3,169	411	2,536
Income taxes (credits)	1,532	154	1,052	(49)	796
Net income	$ 2,659	$ 539	$ 2,117	$ 460	$ 1,740
Earnings per share	$ 1.71	$ 0.35	$ 1.36	$ 0.30	$ 1.12
Earnings per share, assuming dilution	1.70	0.35	1.36	0.30	1.12
Dividends paid per share	0.05	0.00	0.25	0.50	1.00

	December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on assets (ratio of net income to average total assets)	0.73%	0.15%	0.56%	0.12%	0.48%
Return on equity (ratio of net income to average equity)	7.32	1.48	6.09	1.34	5.08
Average interest rate spread during period	3.88	3.99	3.65	2.82	2.82
Net interest margin[1]	3.87	4.02	3.68	2.94	2.97
Operating expense to average total assets	3.01	2.82	2.62	2.81	2.58
Average interest-earning assets to average interest-bearing liabilities	0.99x	1.02x	1.02x	1.04x	1.05x
Quality Ratios:					
Non-performing assets to total assets at end of period	1.84%	3.79%	5.18%	3.91%	2.52%
Allowance for loan losses to non-performing loans	91.56	44.21	29.53	29.65	46.35
Allowance for loan losses to loans receivable	2.06	1.73	1.64	1.16	1.12
Capital Ratios:					
Shareholders' equity to total assets at end of period	10.68	9.93	9.56	9.13	9.14
Average shareholders' equity to average total assets	10.32	9.99	9.18	9.17	9.53
Dividend payout ratio	2.93	0.00	18.38	168.48	89.43
Other Data:					
Number of full-service offices	5	5	5	5	5

(1) Net interest income divided by average interest-earning assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Executive Summary

    LSB Financial Corp., an Indiana corporation ("LSB Financial" or the "Company"), is the holding company of Lafayette Savings Bank, FSB ("Lafayette Savings" or the "Bank"). LSB Financial has no separate operations and its business consists only of the business of Lafayette Savings. References in this Annual Report to "we," "us" and "our" refer to LSB Financial and/or Lafayette Savings as the context requires.

    Lafayette Savings is, and intends to continue to be, an independent, community-oriented financial institution. The Bank has been in business for 143 years and differs from many of our competitors by having a local board and local decision-making in all areas of business. In general, our business consists of attracting or acquiring deposits and lending that money out primarily as real estate loans to construct and purchase single-family residential properties, multi-family and commercial properties and to fund land development projects. We also make a limited number of commercial business and consumer loans.

    We have an experienced and committed staff and enjoy a good reputation for serving the people of the community, for understanding their financial needs and for finding a way to meet those needs. We contribute time and money to improve the quality of life in our market area and many of our employees volunteer for local non-profit agencies. We believe this sets us apart from the other 22 banks and credit unions that compete with us. We also believe that operating independently under the same name for over 143 years is a benefit to us - especially as local offices of large banks often have less local authority as their companies strive to consolidate. Focusing time and resources on acquiring customers who may be feeling disenfranchised by their no-longer-local or very large bank has proved to be a successful strategy.

Tippecanoe County and the eight surrounding counties comprise Lafayette Savings' primary market area. Lafayette is the county seat of Tippecanoe County and West Lafayette is the home of Purdue University. There are three things that set Greater Lafayette apart from other urban areas of the country - the presence of a world class university, Purdue University; a government sector due to the presence of the county seat; and the mix of heavy industry and high-tech innovative start-up companies tied to Purdue University. In addition, Greater Lafayette is a regional health care center serving nine counties and has a large campus of Ivy Tech Community College.

Tippecanoe County typically shows better growth and lower unemployment rates than Indiana or the national economy because of the diverse employment base. The Tippecanoe County unemployment rate peaked at 10.6% in July 2009 and ended 2012 at 7.5% compared to 8.2% for Indiana and 7.8% nationally. The local housing market has remained fairly stable for the last several years with no price bubble and no resulting price swings. As of the most recent third quarter results provided by the Federal Housing Finance Agency, the five year percent change in house prices for the Lafayette Metropolitan Statistical Area ("MSA") was a 0.19% increase with the one-year change a 0.52% increase. For the third quarter of 2012, the most recent report available, housing prices in the MSA increased 1.02%. Existing home sales increased 17% in Tippecanoe County in 2012, while the average price of a home sold in 2012 was 6% higher than in 2011. New home starts increased to 488 in 2012, a 6% increase over 2011.

The area's diversity did not make us immune to the ongoing effects of the recession; however, growth continues, although not at the same rate as before the recession. Current signs of recovery, based on a report from Greater Lafayette Commerce, include increasing manufacturing employment, a continuing commitment to new facilities and renovations at Purdue University, and signs of renewed activity in residential development projects. Capital investments announced and/or made in 2012 totaled $605 million compared to $444 million in 2011 and $640 million in 2010. Purdue, the area's largest employer, increased enrollment to over 40,000 in 2012.

Subaru, the area's largest industrial employer and producer of the Subaru Legacy, Outback and Tribeca, recently announced addition of more production capacity for a new model to be built there. Wabash National, the area's second largest industrial employer, continues to hire and intends to employ 60 more welders for a new line for production of bulk liquid storage containers. Nanshan America began operating its new aluminum extrusion plant in Lafayette in 2012 which will employ 200 people. Alcoa will be adding a 115,000 square foot aluminum lithium plant to begin production in 2014. Overall, about 470 new jobs were created in 2012. While the developments noted above lead us to believe the most serious problems are behind us as increased hiring and new industry moving to town have continued, we expect the recovery to be long term.

We have seen progress in our problem loans as more borrowers who had fallen behind on their loans are qualifying for troubled debt restructures, have resumed payments or we have acquired control of their properties. The majority of our delinquent loans are secured by real estate and we believe we have sufficient reserves to cover incurred losses. The challenge is to get delinquent borrowers back on a workable payment schedule or if that is not feasible, to get control of their properties through an overburdened court system. In 2012, we acquired 5 properties through deeds-in-lieu of foreclosure and 5 properties through foreclosure. We sold 36 OREO properties in 2012.

The funds we use to make loans come primarily from deposits from customers in our market area, from brokered deposits and from Federal Home Loan Bank ("FHLB") advances. In addition we maintain an investment portfolio of available-for-sale securities to provide liquidity as needed. Our preference is to rely on local deposits unless the cost is not competitive, but if the need is immediate we will acquire pre-payable FHLB advances which are immediately available for member banks within their borrowing tolerance and can then be replaced with local or brokered deposits as they become available. We will also consider purchasing fixed term FHLB advances or brokered deposits as needed. We generally prefer brokered deposits over FHLB advances when the cost of raising money locally is not competitive. The deposits are available with a range of terms, there is no collateral requirement and the money is predictable as it cannot be withdrawn early except in the case of the death of a depositor and there is no option to have the money rollover at maturity. In 2012 total deposits remained fairly flat, increasing by only $204,000, from $308.4 million to $308.6 million. This increase consisted of a $12.4 million increase in our core deposits offset by a $12.2 million decrease in our higher rate time accounts. The movement was primarily because of depositors' preference for immediate access to their accounts if needed. Our reliance on brokered funds as a percentage of total deposits decreased slightly in 2012 from 5.27% of deposits to 4.43% with the actual dollar amount decreasing from $16.2 million to $13.7 million. While we always welcome local deposits, the cost and convenience of brokered funds make them a useful alternative. We will also continue to rely on FHLB advances to provide immediate liquidity and help manage interest rate risk.

Our primary source of income is net interest income, which is the difference between the interest income earned on our loan and investment portfolio and the interest expense incurred on deposits and borrowings. Our net interest income depends on the balance of our loan and investment portfolios and the size of our net interest margin – the difference between the income generated from loans and the cost of funding. Our net interest income also depends on the shape of the yield curve. The Federal Reserve has held short-term rates at almost zero for the last three years while long-term rates have fallen to the 3.0% range. Because deposits are generally tied to shorter-term market rates and loans are generally tied to longer-term rates this would typically be viewed as a positive step and in fact our net interest margin increased to a record high of 4.12% before falling to 3.87% at year end. The decrease was generally due to the continued decline in loan rates while deposit rates have started to level out. Our expectation for 2013 is that deposits rates will remain at these low levels as the Federal Reserve continues to focus on strengthening the economy. Overall loan rates are expected to stay low or fall slightly.

Rate changes can typically be expected to have an impact on interest income. Because the Federal Reserve has stated it intends to keep rates low, we expect to see little change in the money supply or market rates in 2013. Low rates generally increase borrower preference for fixed rate products which we typically sell on the secondary market. Some existing adjustable rate loans can be expected to reprice to lower rates which could be expected to have a negative impact on our interest income, although many of our loans have already reached their interest rate floors. While we would expect to sell the majority of our fixed rate loans on the secondary market, we expect to book some higher quality loans to replace runoff in the portfolio. Although new loans put on the books in 2012 will be at comparatively low rates we expect they will provide a return above any other opportunities for investment.

Our primary expense is interest on deposits and FHLB advances which are used to fund loan growth. We offer customers in our market area time deposits for terms ranging from three months to 66 months, checking accounts and savings accounts. We also purchase brokered deposits and FHLB advances as needed to provide funding or improve our interest rate risk position. Generally when interest rates are low, depositors will choose shorter-term products and conversely when rates are high, depositors will choose longer-term products.

We consider expected changes in interest rates when structuring our interest-earning assets and our interest-bearing liabilities. When rates are expected to increase we try to book shorter-term assets that will reprice relatively quickly to higher rates over time, and book longer-term liabilities that will remain for a longer time at lower rates. Conversely, when rates are expected to fall, we would like our balance sheet to be structured such that loans will reprice more slowly to lower rates and deposits will reprice more quickly. We currently offer a three-year and a five-year certificate of deposit that allows depositors one opportunity to have their rate adjusted to the market rate at a future date to encourage them to choose longer-term deposit products. However, since we are not able to predict market interest rate fluctuations, our asset/liability management strategy may not prevent interest rate changes from having an adverse effect on our results of operations and financial condition.

Our results of operations may also be affected by general and local competitive conditions, particularly those with respect to changes in market rates, government policies and actions of regulatory authorities.

2012 Summary

Our strategy in 2012 was to focus on improving credit quality by enhancing credit analysis, working to manage non-performing loans and dispose of other real estate owned (OREO), control the cost of funds and other expenses, and focus on growth in other income. New lending was focused on selectively extending credit to stronger borrowers to improve credit quality and on increasing our secondary market lending, including VA and FHA lending to qualified borrowers. Our credit department is fully staffed with a department manager experienced in credit analysis and debt restructuring, an experienced credit analyst and two collectors.

Although the local economy fared somewhat better in 2012, the opportunity for loan production was generally lower than expected despite low market interest rates. Local unit residential real estate sales in 2012 increased from 2011, from 1,627 properties to 1,922, and building permits for single family homes were up by 6%. Commercial real estate activity was more often due to existing properties changing hands or being refinanced rather than new projects being started. New commercial building activity was minimal. Our residential loan originators originated and sold $84.1 million of residential loans on the secondary market for a gain of $2.5 million. In 2012, we sold $2.7 million of OREO properties, consisting of 36 properties.

In 2012 we allocated $2.1 million to loan loss reserves. The largest portion of the allocation covered the charge off of $885,000 of loans where we no longer expected payment, $520,000 to charge down the balance on loans to be restructured, $290,000 to write off the loss on property sales where we agreed to let the borrower accept a price lower than the balance on their loan, and $71,000 to reduce OREO properties to market value based on new appraisals when we obtained control of the properties and transferred them into OREO. We had recoveries of $179,000 in 2012 and added $1.4 million of foreclosed properties to OREO. At December 31, 2012 our allowance for loan losses to total loans was 2.06%, compared to 1.73% at December 2011. Our non-performing loans decreased from $12.1 million at December 31, 2011 to $6.4 million at December 31, 2012, including $3.5 million of loans that were less than 90 days past due but must remain as non-performing loans until they show they can continue to perform, typically by paying as agreed for six months. At December 31, 2012, our allowance for loan losses compared to non-performing loans was 91.56% compared to 44.21% at December 31, 2011. Non-performing loans compared to total loans decreased from 3.95% at December 31, 2011 to 2.29% at December 31, 2012. Our OREO properties at December 31, 2011 were $1.7 million compared to $256,000 at December 31, 2012. In 2011 we wrote off losses of $700,000 on the sale of OREO properties generally due to the deterioration in the condition of the properties at the time of sale compared to $97,000 in 2012. We believe our allowance for loan losses to be adequate to absorb estimated incurred losses inherent in our loan portfolio. While we continue to seek to lower our delinquencies, based on our analysis we believe we have sufficient reserves to cover incurred losses.

The continuing upward slope of the yield curve in 2012 had the expected effect of increasing interest rate margins through the first half of the year. While loans tied to prime remained at low rates and other repricing variable rate loans repriced to lower rates resulting in a 26 basis point decrease in the yield on loans, deposit rates also reacted to the lower rates and the average rate decreased by 30 basis points. This was due to both the decrease in deposit rates and the movement of deposits from higher rate time accounts to lower rate demand and savings accounts. However, our percentage of interest earning assets to interest bearing liabilities fell to 0.99% over the year as the slow loan growth and the workout of problem loans resulted in increases in cash that could not immediately be reinvested in higher-earning loans.

Other non-interest income, excluding the gain on sale of loans and the loss on the sale of OREO, decreased by $154,000 from December 31, 2011 to December 31, 2012 generally due to a $59,000 decrease in deposit account fees due primarily to changes in our fee structure due to changes mandated by Dodd-Frank debit card fees, a $54,000 decrease in the gain on the sale on investment securities as we chose not to sell any investments in 2012, and a $41,000 decrease in mortgage loan servicing fees due to the increase in loan refinancing. When loans that we service refinance, the value of our mortgage servicing rights is reduced accordingly.

The results of our loan and deposit activity in 2012 are illustrated in the Selected Financial Condition Data on page 35 and include:

- Residential mortgage loans (including loans held for sale) decreased by 10.2% from $112.0 million to $100.6 million.

- All other real estate loans, net, including multi-family, land, land development, construction and commercial real estate loans decreased 6.2% from $170.0 million to $159.4 million net of undisbursed loans.

- Commercial business lending decreased 7.5% from $14.4 million to $13.3 million.

- At December 31, 2012, 72.2% of our gross loan portfolio had adjustable interest rates.

- Total deposit accounts increased 0.1% from $308.4 million at December 31, 2011 to $308.6 million at December 31, 2012, with core deposits increasing 8.0% from $155.3 million to $167.7 million over the same period.

2013 Overview

We expect to see continued slow growth in our residential loan portfolio through 2013 with interest rates generally staying at or near historically low levels. While we expect to see good volume in residential mortgage loan refinance activity as long as loan rates stay at this level, we intend to originate these loans for sale on the secondary market when borrowers choose long-term fixed rate terms, while keeping some of our shorter-term fixed rate loans and adjustable rate loans in our portfolio. We expect to have the opportunity to consider some new commercial loans but will continue to evaluate them with an eye to credit quality. However, portfolio loan growth overall is expected to be modest at best.

Our operating results will be less affected by the disposition of non-performing loans including the disposition of properties in foreclosure or held in other real estate owned, the level of the provision for loan losses to recognize impairments due to lower appraisal values, the loss of interest income on non-performing assets and non-interest expenses incurred in obtaining, marketing and disposing of the properties in 2013 as we made significant progress in addressing these problems in 2012. Our allowance for loan losses to non-performing loans ended the year at 91.56% and the allowance for loan losses to total loans was 2.06%, both significantly improved. We continue to work proactively with troubled borrowers while their situation is still salvageable. We monitor these and all other loans in our portfolio carefully and perform specific impairment analyses on any loans over 90 days delinquent. Based on our analysis, we believe that our current loan loss reserve is sufficient to cover estimated incurred losses.

We intend to continue to follow a strategy in 2013 that includes (1) maintaining a strong capital position, (2) managing our vulnerability to changes in interest rates by emphasizing adjustable rate and/or shorter-term loans, (3) optimizing our net interest margin by supplementing our traditional mortgage lending with prudent multi-family and commercial real estate, consumer and construction loans when feasible, (4) working to originate and sell residential mortgage loans in the secondary market for a fee, including FHA and VA loans, to access a market not previously available to us, and (5) funding our growth by using primarily local deposits but using brokered deposits and FHLB advances should loan growth warrant it.

Possible Implications of Current Events

Significant external factors impact our results of operations including the general economic environment, changes in the level of market interest rates, government policies, actions by regulatory authorities and competition. Our cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which are in turn affected by the interest rates at which such loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

Management continues to assess the impact on the Company of the uncertain economic and regulatory environment affecting the country at large and the financial services industry in particular. The level of turmoil in the financial services industry does present unusual risks and challenges for the Company, as described below:

The Current Economic Environment Poses Challenges For Us and Could Adversely Affect Our Financial Condition and Results of Operations. We continue to operate in a challenging and uncertain economic environment, including generally uncertain national conditions and local conditions in our markets. Overall economic growth continues to be slow and national and regional unemployment rates remain at elevated levels. The risks associated with our business remain acute in periods of slow economic growth and high unemployment. Moreover, many financial institutions continue to be affected by an uncertain real estate market. While we continue to take steps to decrease and limit our exposure to problem loans, and while our local economy has remained somewhat insulated from the most severe effects of the current economic environment, we nonetheless retain direct exposure to the residential and commercial real estate markets and we are affected by these events.

Our loan portfolio includes commercial real estate loans, residential mortgage loans, and construction and land development loans. Declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. In addition, the current level of low economic growth on a national scale, the occurrence of another national recession or a deterioration in local economic conditions in our markets could drive losses beyond that which is provided for in our allowance for loan losses and result in the following other consequences: increases in loan delinquencies, problem assets and foreclosures may increase; demand for our products and services may decline; deposits may decrease, which would adversely impact our liquidity position; and collateral for our loans, especially real estate, may decline in value, in turn reducing customers' borrowing power, and reducing the value of assets and collateral associated with our existing loans.

Impact of Recent and Future Legislation. Over the last four and one-half years, Congress and the Treasury Department have adopted legislation and taken actions to address the disruptions in the financial system and declines in the housing market, and the overall regulation of financial institutions and the financial system. See Part I, Item 1 – Regulation and Supervision, Dodd-Frank Act and New Proposed Capital Rules for a description of recent legislation and regulatory actions. There can be no assurance regarding the specific impact that such measures may have on us and no assurance whether or to what extent we will be able to benefit from such programs.

In addition to the legislation mentioned above, federal and state governments could pass additional legislation responsive to current credit conditions. As an example, the Bank could experience higher credit losses because of federal or state legislation or regulatory action that reduces the amount the Bank's borrowers are otherwise contractually required to pay under existing loan contracts. Also, the Bank could experience higher credit losses because of federal or state legislation or regulatory action that limits its ability to foreclose on property or other collateral or makes foreclosure less economically feasible.

Difficult Market Conditions Have Adversely Affected Our Industry. We are particularly exposed to downturns in the U.S. housing market. Dramatic declines in the housing market over the past five years, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage and construction loans and securities and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities, major commercial and investment banks, and regional financial institutions. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have continued to observe tight lending standards, including with respect to other financial institutions, although there have been signs that lending is increasing. These market conditions have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, and increased market volatility. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on the Company and others in the financial institutions industry. In particular, the Company may face the following risks in connection with these events:

- We are experiencing, and expect to continue experiencing increased regulation of our industry, particularly as a result of the Dodd-Frank Act and the CFPB. Compliance with such regulation is expected to increase our costs and may limit our ability to pursue business opportunities.

- Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage and underwrite our customers become less predictive of future behaviors.

- The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of our borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process.

- Our ability to borrow from other financial institutions on favorable terms or at all could be adversely affected by disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations.

- Competition in our industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.

- We may be required to pay significantly higher deposit insurance premiums because market developments have significantly depleted the insurance fund of the Federal Deposit Insurance Corporation (FDIC) and reduced the ratio of reserves to insured deposits.

In addition, the Federal Reserve Bank has been injecting vast amounts of liquidity into the banking system to compensate for weaknesses in short-term borrowing markets and other capital markets. A reduction in the Federal Reserve's activities or capacity could reduce liquidity in the markets, thereby increasing funding costs to the Company or reducing the availability of funds to the Company to finance its existing operations.

Changes in Insurance Premiums. The FDIC insures the Bank's deposits up to a maximum amount, generally $250,000 per depositor. Current economic conditions have increased expectations for bank failures. The FDIC takes control of failed banks and ensures payment of deposits up to insured limits using the resources of the Deposit Insurance Fund. The FDIC charges us premiums to maintain the Deposit Insurance Fund. The FDIC has set the designated reserve ratio for the Deposit Insurance Fund at 2.0% of insured deposits. The Bank is also subject to assessment for the Financing Corporation (FICO) to service the interest on its bond obligations. The amount assessed is in addition to the amount paid for deposit insurance. These assessments will continue until the FICO bonds are repaid between 2017 and 2019. Future increases in deposit insurance premiums or changes in risk classification would increase the Bank's deposit related costs.

Effective with the June 2011 reporting period, the FDIC, pursuant to the Dodd-Frank Act, changed the assessment base for deposit insurance premiums from adjusted domestic deposits to average consolidated total assets minus average tangible equity, and scaled the insurance premium rates to the increased assessment base. As a result of the change to an asset-based assessment, the Company experienced a decrease in premiums.

The FDIC has authority to increase insurance assessments. Increased assessment rates and special assessments have had a material impact on the Company's results of operations and could continue to do so.

Future Reduction in Liquidity in the Banking System. The Federal Reserve Bank has been providing vast amounts of liquidity into the banking system to compensate for weaknesses in short-term borrowing markets and other capital markets. A reduction in the Federal Reserve's activities or capacity could reduce liquidity in the markets, thereby increasing funding costs to the Bank or reducing the availability of funds to the Bank to finance its existing operations.

Concentrations of Real Estate Loans Could Subject the Company to Increased Risks in the Event of a Real Estate Recession or Natural Disaster. A significant portion of the Company's loan portfolio is secured by real estate. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. While property values in the Midwest show signs of stabilizing, a further weakening of the real estate market in our primary market area could result in an increase in the number of borrowers unable to refinance or who may default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Significant natural disasters can also negatively affect the value of real estate that secures our loans or interrupt our business operations, also negatively impacting our operating results or financial condition.

Credit Risk Could Adversely Affect Our Operating Results or Financial Condition. One of the greatest risks facing lenders is credit risk – that is, the risk of losing principal and interest due to a borrower's failure to perform according to the terms of a loan agreement. During the last few years, the banking industry has experienced increasing trends in problem assets and credit losses which have resulted from weakening national economic trends and a decline in housing values. While management attempts to provide an allowance for loan losses at a level adequate to cover probable incurred losses based on loan portfolio growth, past loss experience, general economic conditions, information about specific borrower situations, and other factors, future adjustments to reserves may become necessary, and net income could be significantly affected, if circumstances differ substantially from assumptions used with respect to such factors.

Interest Rate Risk Could Adversely Affect Our Operations. The Company's earnings depend to a great extent upon the level of net interest income, which is the difference between interest income earned on loans and investments and the interest expense paid on deposits and other borrowings. Interest rate risk is the risk that the earnings and capital will be adversely affected by changes in interest rates. While the Company attempts to adjust its asset/liability mix in order to limit the magnitude of interest rate risk, interest rate risk management is not an exact science. Rather, it involves estimates as to how changes in the general level of interest rates will impact the yields earned on assets and the rates paid on liabilities. Moreover, rate changes can vary depending upon the level of rates and competitive factors. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have an adverse effect on net interest margins and results of operations of the Company. Volatility in interest rates can also result in disintermediation, which is the flow of funds away from financial institutions into direct investments, such as U.S. Government and corporate securities and other investment vehicles, including mutual funds, which, because of the absence of federal insurance premiums and reserve requirements, generally pay higher rates of return than financial institutions.

Critical Accounting Policies

Generally accepted accounting principles are complex and require management to apply significant judgments to various accounting, reporting and disclosure matters. Management of LSB Financial must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. For a complete discussion of LSB Financial's significant accounting policies, see Note 1 to the Consolidated Financial Statements as of December 31, 2012, included in this Annual Report on Form 10-K. Certain policies are considered critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the financial statements. Management has reviewed the application of these policies with the Audit Committee of LSB Financial's Board of Directors. These policies include the following:

Allowance for Loan Losses. The allowance for loan losses represents management's estimate of probable losses inherent in Lafayette Savings' loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The strategy also emphasizes diversification on an industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

Lafayette Savings' allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

Larger commercial loans that exhibit probable or observed credit weaknesses and all loans that are rated substandard or lower are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral and other sources of cash flow and, if the loan is considered to be collateral dependent, based on the fair value of the collateral. Included in the review of individual loans are those that are impaired as provided in FASB ASC 310-10 (formerly FAS 114, Accounting by Creditors for Impairment of a Loan). Any allowances for impaired loans are determined by the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral based on the discounted appraised value. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous smaller balance loans, such as consumer installment and residential mortgage loans are not individually risk graded. Reserves are established for each pool of loans based on the expected net charge-offs for one year. Loss rates are based on the average net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and non-accrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Bank's internal loan review.

Allowances on individual loans are reviewed quarterly and historical loss rates are reviewed annually and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Lafayette Savings' primary market area for lending is Tippecanoe County, Indiana and to a lesser extent the eight surrounding counties. When evaluating the adequacy of allowance, consideration is given to this regional geographic concentration and the closely associated effect of changing economic conditions on Lafayette Savings' customers.

Mortgage Servicing Rights. Mortgage servicing rights (MSRs) associated with loans originated and sold, where servicing is retained, are capitalized and included in other intangible assets in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

Accounting for Foreclosed Assets. Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Financial Condition at December 31, 2012 compared to December 31, 2011


SELECTED FINANCIAL CONDITION DATA
(Dollars in Thousands)


	December 31, 2012	December 31, 2011	$ Difference	% Difference
Total assets	$ 364,610	$ 364,290	$ 320	0.09%
Loans receivable, including loans held for sale, net	281,620	305,630	(24,010)	(7.86)
1-4 family residential mortgage loans	100,579	111,987	(11,408)	(10.19)
Home equity lines of credit	16,421	17,330	(909)	(5.25)
Other real estate loans net undisbursed portion of loans	159,367	169,855	(10,499)	(6.17)
Commercial business loans	13,290	14,366	(1,076)	(7.49)
Consumer loans	1,131	1,162	(31)	(2.67)
Loans sold	84,144	52,700	31,444	59.67
Non-performing loans	2,907	6,764	(3,857)	(57.02)
Loans less than 90 days past due, not accruing	3,536	5,295	(1,759)	(33.22)
Other real estate owned	256	1,746	(1,490)	(85.34)
Non-performing assets	6,699	13,805	(7,106)	(51.47)
Available-for-sale securities	28,004	13,845	14,159	114.84
Short-term investments	5,778	3,156	2,622	83.08
Deposits	308,637	308,433	204	0.07
Core deposits	167,704	155,223	12,425	8.00
Time accounts	140,933	153,154	(12,221)	(7.98)
Brokered deposits	13,690	16,244	(2,554)	(15.72)
FHLB advances	15,000	18,000	(3,000)	(16.67)
Shareholders' equity (net)	38,955	36,174	2,781	7.69

As shown in the table above, the net balance in our loan portfolio decreased by $24.0 million from December 31, 2011 to December 31, 2012. Loans decreased primarily due to an $11.4 million decrease in residential loans largely the result of borrowers taking advantage of low market interest rates and refinancing to primarily fixed rate loans which we typically sell on the secondary market. We sold $84.1 million of residential loans in 2012 compared to $52.7 million in 2011. These loans were sold based on asset/liability considerations and to increase income from the gain on sale of loans. There was also an $11.4 million decrease in home equity and other real estate loans due primarily to the low volume of new loan activity combined with the paydown or chargeoff of existing loans.

The $14.2 million increase in our available-for-sale securities was primarily due to a desire to get a return on investments in light of slow loan demand and to have investments available to use for liquidity purposes. The balance in short term investments will be moved to investment securities as opportunities arise. Due to low returns on these investments we try to keep the balances at the minimal amount needed to meet cash flow needs.

Deposit balances remained virtually constant. Because we have minimal loan demand we are not aggressively working to generate deposits, however, we have worked to attract depositors to our core deposit accounts rather than into higher rate time deposits. Part of our success in this endeavor is because of a desire on the part of depositors not to lock up their funds for longer periods in uncertain times. In 2012 we reduced time deposits by $12.2 million and increased core deposits by $12.4 million. We are generally letting brokered funds roll off as they mature.

We utilize advances available through the FHLB as needed to provide additional funding for loan growth as well as for asset/liability management purposes. At December 31, 2012, we had $15.0 million in FHLB advances outstanding compared to $18.0 million at December 31, 2011. Based on the collateral we currently have listed under a blanket collateral arrangement with the FHLB, we could borrow up to $53.7 million in additional advances. We have other collateral available if needed. These advances are generally available on the same day as requested and allow us the flexibility of keeping our daily cash levels tighter than might otherwise be prudent.

Non-performing assets, which include non-accruing loans, accruing loans 90 days past due and foreclosed assets, decreased from $13.8 million at December 31, 2011 to $6.7 million at December 31, 2012. Non-performing loans at December 31, 2012 consisted of $3.7 million of loans on residential real estate, $2.7 million on land or commercial real estate loans, a $50,000 commercial business loans and a $2,000 consumer loans. Foreclosed assets consisted of a $256,000 commercial real estate property. At December 31, 2012, our allowance for loan losses equaled 2.06% of total loans compared to 1.73% at December 31, 2011. The allowance for loan losses at December 31, 2012 totaled 88.06% of non-performing assets compared to 38.62% at December 31, 2011, and 91.56% of non-performing loans at December 31, 2012 compared to 44.21% at December 31, 2011. Our non-performing assets equaled 3.79% of total assets at December 31, 2011 compared to 1.84% at December 31, 2012. The decrease in non-performing loans is due to $1.5 million of loans taken into OREO, $622,000 of loans being charged down or charged off by the Bank, $1.9 million being sold in short sales where the Bank agreed to take a lesser amount for the loan, $1.8 million from loans paid off or paid down by borrowers and $1.3 million from upgraded loans that are performing as agreed. These were offset by $1.6 million of loans added to non-accrual loans during the year.

When a non-performing loan is added to our classified loan list, an impairment analysis is completed to determine expected losses upon final disposition of the property. An adjustment to loan loss reserves is made at that time for any anticipated losses. This analysis is reviewed and updated quarterly thereafter. It may take several months or up to two years to move a foreclosed property through the system to the point where we can obtain title to and dispose of it. We attempt to acquire properties through deeds-in-lieu of foreclosure if there are no other liens on the properties. In 2012, we acquired 5 properties through deeds-in-lieu of foreclosure and 5 properties through foreclosure. In 2011, we acquired 19 properties through deeds-in-lieu of foreclosure and 12 properties through foreclosure. Although we believe we use the best information available to determine the adequacy of our allowance for loan losses, future adjustments to the allowance may be necessary, and net income could be significantly affected if circumstances and/or economic conditions cause substantial changes in the estimates we use in making the determinations about the levels of the allowance for losses. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. These agencies may require the recognition of additions to the allowance based upon their judgments of information available at the time of their examination.

Shareholders' equity increased $2.8 million, or 7.69%, during 2012 primarily as a result of net income of $2.7 million. Shareholders' equity to total assets was 10.68% at December 31, 2012 compared to 9.93% at December 31, 2011.

Results of Operations

Our results of operations depend primarily on the levels of net interest income, which is the difference between the interest income earned on loans and securities and other interest-earning assets, and the interest expense on deposits and borrowed funds. Our results of operations are also dependent upon the level of our non-interest income, including fee income and service charges, gains or losses on the sale of loans and the level of our non-interest expenses, including general and administrative expenses. Net interest income is dependent upon the volume of interest-earning assets and interest-bearing liabilities and upon the interest rate which is earned or paid on these items. Our results of operations are also affected by the level of the provision for loan losses. We, like other financial institutions, are subject to interest rate risk to the degree that our interest-bearing liabilities mature or reprice at different times, or on a different basis, than our interest-earning assets.

Average Balances, Interest Rates and Yields

The following table presents for the periods indicated the total dollar amount of interest income earned on average interest-earning assets and the resultant yields on such assets, as well as the interest expense paid on average interest-bearing liabilities, and the rates paid on such liabilities. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	2012			2011		
	Average Outstanding Balance	Interest Earned/Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/Paid	Yield/ Rate
	(Dollars in thousands)					
Assets						
Interest-earning assets						
Loans receivable[1]	$ 291,590	$ 15,162	5.20%	$ 313,551	$ 17,134	5.46%
Mortgage-backed securities	6,749	175	2.59	2,608	89	3.41
Other investments	21,244	283	1.33	13,769	283	2.06
FHLB stock	3,185	100	3.14	3,351	88	2.63
Total interest-earning assets	322,768	15,720	4.87	333,279	17,594	5.28
Non-interest earning assets	41,576			30,971		
Total assets	$ 364,344			$ 364,250		
Liabilities and Shareholders' Equity						
Interest-bearing liabilities:						
Savings deposits	$ 27,890	20	0.07	$ 25,559	39	0.15
Demand and NOW deposits	131,101	420	0.32	122,770	640	0.52
Time deposits	148,445	2,399	1.62	158,080	3,071	1.94
Borrowings	17,000	386	2.27	19,250	439	2.28
Total interest-bearing liabilities	324,436	3,225	0.99	325,659	4,189	1.29
Other liabilities	2,309			2,218		
Total liabilities	326,745			327,877		
Shareholders' equity	37,599			36,373		
Total liabilities and shareholders' equity	$ 364,344			$ 364,250		
Net interest income		$ 12,495			$ 13,405	
Net interest rate spread			3.88%			3.99%
Net earning assets	$ (1,668)			$ 7,620		
Net yield on average interest-earning assets			3.87%			4.02%
Average interest-earning assets to average interest-bearing liabilities	0.99x			1.02x		

_____
[1] Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

Rate/Volume Analysis of Net Interest Income

The following table presents the dollar amount of changes in interest income and interest expense for the major categories of interest-earning assets and interest-bearing liabilities. The change in total interest income and total interest expense is allocated between those related to changes in the outstanding balances and those due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (*i.e.*, changes in volume multiplied by old rate) and (ii) changes in rate (*i.e.*, changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and change due to rate.

	2012 vs. 2011			
	Increase (Decrease) Due to		Total Increase	
	Volume	Rate	(Decrease)	
Interest-earning assets:				
Loans receivable	$ (1,177)	$ (795)	$ (1,972)	
Mortgage-backed securities	130	(44)	86	
Other investments	121	(121)	---	
FHLB stock	(5)	17	12	
Total interest-earning assets	$ (931)	$ (943)	$ (1,874)	
Interest-bearing liabilities:				
Savings deposits	$ 2	$ (21)	$ (19)	
Demand deposits and NOW accounts	28	(248)	(220)	
Time deposits	(163)	(509)	(672)	
Borrowings	(51)	(2)	(53)	
Total interest-bearing liabilities	$ (185)	$ (780)	$ (964)	
Net interest income			$ (910)	

Comparison of Operating Results for the Years Ended December 31, 2012 and December 31, 2011.

General. Net income for the year ended December 31, 2012 was $2.7 million, an increase of $2.1 million or 393.3%, from net income of $539,000 for the year ended December 31, 2011. The primary reason for the increase was a $3.3 million decrease in the provision for loan losses, as well as a $1.9 million increase in non-interest income partially offset by a $1.4 million increase in taxes on income, a $910,000 decrease in net interest income and a $711,000 increase in non-interest expenses.

Our return on average assets was 0.73% for the year ended 2012, compared to 0.15% for the year ended 2011. Return on average equity was 7.32% for the year ended 2012 compared to 1.48% for 2011. We paid cash dividends on common stock during 2012 totaling $77,000, or $0.05 per share, representing a dividend payout ratio (dividends declared per share divided by diluted net income per share) of approximately 2.9%. We paid no quarterly cash dividends on common stock in 2011.

Net Interest Income. Net interest income for the year ended December 31, 2012 decreased $910,000 from the same period in 2011. Our net interest margin (net interest income divided by average interest-earnings assets) decreased from 4.02% at December 31, 2011 to 3.87% at December 31, 2012. The largest factor in the decrease in net interest income was the decrease in the average rate on interest-earning assets, particularly loans, with the average rate on interest-earning assets decreasing 41 basis points from 5.28% in 2011 to 4.87% in 2012. The balance of average interest-earning assets also decreased over the period from $333.3 million in 2011 to $322.8 million in 2012. The average rate on deposits and FHLB advances decreased from 1.29% in 2011 to 0.99% in 2012 caused primarily by extreme reductions in short-term interest rates due to cuts by the Federal Reserve. Separating deposits from FHLB advances, the rate on deposits decreased from 1.22% in 2011 to 0.92% in 2012 while the rate on advances remained flat, falling only one basis point from 2.28% in 2011 to 2.27% in 2012. Overall, the average rate on loans and investments decreased by 41 basis points while the average rate paid on advances and deposits decreased by only 29 basis points.

Interest income on loans decreased $2.0 million for the year ended December 31, 2012 compared to a decrease of $1.3 million for the year ended December 31, 2011 primarily because of lower average loan volume but also due to lower interest rates. The average balance of loans held in our portfolio decreased by $22.0 million from $313.6 million in 2011 to $291.6 million in 2012. The average yield on loans decreased from 5.46% for the year ended December 31, 2011 to 5.20% for the year ended December 31, 2012.

Interest income on investments increased $98,000 taking into account an increase of $12,000 in dividends on FHLB stock for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase in interest on investments and FHLB stock was primarily due to $10.5 million increase in the average balance of investments from $19.7 million in 2011 to $31.2 million in 2012 partially offset by a 54 basis point decrease in the average rates on investments from 2.33% in 2011 to 1.79% in 2012 due to the decrease in market rates.

Interest expense for the year ended December 31, 2012 decreased $964,000 from the same period in 2011. This decrease was primarily due to a decrease in the average rate paid on interest-bearing liabilities consisting of deposit accounts and FHLB advances from 1.29% in 2011 to 0.99% in 2012. Average balances of deposits increased slightly from $306.4 million in 2011 to $307.4 million in 2012 while repayment of FHLB advances in 2012 reduced their average balance from $19.3 million in 2011 to $17.0 million in 2012.

Provision for Loan Losses. The evaluation of the level of loan loss reserves is an ongoing process that includes closely monitoring loan delinquencies. The following chart shows delinquent loans as well as a breakdown of non-performing assets.

	December 31,		
	2012	**2011**	**2010**
	(Dollars in Thousands)		
Loans delinquent 30-59 days	$ 1,176	$ 2,263	$ 559
Loans delinquent 60-89 days	781	1,006	808
Total delinquencies	1,957	3,269	1,367
Accruing loans past due 90 days	---	---	676
Non-accruing loans	6,443	12,059	17,370
Total non-performing loans	6,443	12,059	18,046
OREO	256	1,746	1,214
Total non-performing assets	$ 6,699	$ 13,805	$ 19,260

The accrual of interest income is discontinued when a loan becomes 90 days and three payments past due. Loans 90 days past due but not yet three payments past due will continue to accrue interest as long as it has been determined that the loan is well secured and the borrower has the capacity to repay.

Troubled debt restructurings and loans that begin to perform after a period of nonperformance are considered non-accruing loans until sufficient time has passed for them to establish a pattern of compliance with the terms of the restructure. There were $3.5 million of loans at December 31, 2012 considered non-accruing in the chart above that are troubled debt restructurings or loans that have begun to perform after a period of nonperformance compared to $5.3 million at December 31, 2011.

We establish our provision for loan losses based on a systematic analysis of risk factors in the loan portfolio. The analysis includes consideration of concentrations of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio, estimated fair value of the underlying collateral, delinquencies and other relevant factors. From time to time, we also use the services of a consultant to assist in the evaluation of our commercial real estate loan portfolio. On at least a quarterly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the Board of Directors. This analysis serves as a point-in-time assessment of the level of the allowance and serves as a basis for provision for loan losses.

More specifically, our analysis of the loan portfolio will begin at the time the loan is originated, at which time each loan is assigned a risk rating. If the loan is a commercial credit, the borrower will also be assigned a similar rating. Loans that continue to perform as agreed will be included in one of ten non-classified loan categories.

Portions of the allowance are allocated to loan portfolios in the various risk grades, based upon a variety of factors, including historical loss experience, trends in the type and volume of the loan portfolios, trends in delinquent and non-performing loans, and economic trends affecting our market. Loans no longer performing as agreed are assigned a higher risk rating, eventually resulting in their being regarded as classified loans. A collateral reevaluation is completed on all classified loans. This process results in the allocation of specific amounts of the allowance to individual problem loans, generally based on an analysis of the collateral securing those loans. These components are added together and compared to the balance of our allowance at the evaluation date.

At December 31, 2012 our largest areas of concern were loans on one- to four-family non-owner-occupied rental properties and, to a lesser extent loans on one- to four-family owner-occupied residences and loans on non-residential properties. Loans delinquent more than 30 days at December 31, 2012 included $2.6 million of loans on one- to four-family rental properties, $697,000 of loans on one- to four-family owner-occupied properties and $487,000 of loans on non-residential properties. We also have $778,000 of loans on multi-family properties where we have a signed purchase agreement on $700,000 of that amount and do not consider it an area of concern. There has been some improvement in the local economy and we are seeing enough improvement in our one- to four-family rental property market to warrant restructuring a number of those relationships. However, we are working to decrease our concentrations in that sector especially in non-campus housing.

We recorded a $2.1 million provision for loan losses during 2012 as a result of our analyses of our current loan portfolios, compared to $5.4 million during 2011. The provisions were necessary to maintain the allowance for loan losses at a level considered adequate to absorb losses inherent and incurred in the loan portfolio. During the year 2012, we charged $1.7 million against loan loss reserves on 22 loans either written off, written down to fair value or taken into other real estate owned. We expect to obtain possession of more properties in 2013 that are currently in the process of foreclosure. The final disposition of these properties may be expected to result in a loss in some cases. The $5.9 million reserve for loan losses in 2012 was considered adequate to cover further charge-offs based on our evaluation and our loan mix.

Our loan portfolio does not contain option ARM products, interest only loans, or loans with initial teaser rates. While we occasionally make loans to borrowers with credit scores in the subprime range, these loans are only made if there are sufficient mitigating factors, not as part of a subprime mortgage plan. We occasionally make mortgages that exceed high loan-to-value regulatory guidelines for a particular property type. We currently have $5.4 million of mortgage loans that are not one- to four-family loans that qualify as high loan-to-value. We typically make these loans only to well-qualified borrowers and none of these loans are delinquent. We also have $6.5 million of one- to four-family loans which either alone or combined with a second mortgage exceed high loan-to-value guidelines. Of these loans, $19,000 are currently over 30 days past due. Our total high loan-to-value loans at December 31, 2012 were at 29% of capital, well under regulatory guidelines of 100% of capital. We have $16.4 million of home equity lines of credit of which none are delinquent more than 30 days.

At December 31, 2012, non-performing assets, consisting of non-performing loans, accruing loans 90 days or more delinquent, loans less than 90 days past due still on nonaccrual, and other real estate owned, totaled $6.7 million compared to $13.8 million at December 31, 2011. In addition to our non-performing assets, we identified $9.6 million in other loans of concern where information about possible credit problems of the borrowers causes management to have doubts as to the ability of the borrowers to comply with present repayment terms and that may result in disclosure of such loans as non-performing assets in the future. The vast majority of these loans, as well as our non-performing assets, are well collateralized.

At December 31, 2012, we believe that our allowance for loan losses was adequate to absorb estimated losses inherent in our loan portfolio. Our allowance for losses equaled 2.06% of net loans receivable and 91.56% of non-performing loans at December 31, 2012, compared to 1.73% and 44.21% at December 31, 2011, respectively. Our non-performing assets equaled 1.84% of total assets at December 31, 2012 compared to 3.79% at December 31, 2011. We typically sustain losses averaging about 30% of the total principal balance on non-performing loans that progress to foreclosure and are then sold as OREO properties. At December 31, 2012 our reserve for loan losses exceeded this amount by over $3.9 million.

Non-Interest Income. Non-interest income for the year ended December 31, 2012 increased by $1.9 million, or 63.89%, compared to the same period in 2011. The increase was primarily due to a $1.4 million increase in the gain on sale of loans due to the increase in the volume of loans sold from $52.7 million in 2011 to $84.1 million in 2012, and to a decrease in the loss recognized on the sale of OREO properties from a $700,000 loss in 2011 to a $97,000 in 2012. These increases were partially offset by decreases in other non-interest income, including a $59,000 decrease in deposit account fees due primarily to changes in our fee structure due to changes mandated by Dodd-Frank debit card fees, a $54,000 decrease in the gain on the sale of investment securities as we chose not to sell any investments in 2012, and a $41,000 decrease in mortgage loan servicing fees due to the increase in loan refinancing. When loans that we service refinance, the value of our mortgage servicing rights is reduced accordingly.

Non-Interest Expense. Non-interest expense for the year ended December 31, 2012 increased $711,000 over the same period in 2011. The increase was primarily due to a $740,000 increase in salaries and benefits due primarily to a $425,000 increase in salaries due to continuing loan origination activity by commission-based loan originators, a $175,000 increase in incentive pay and a $95,000 increase in the cost of stock options granted. In addition, advertising costs increased $73,000 as we introduced new mobile banking products and services, occupancy costs increased by $54,000 primarily due to increased depreciation costs mostly related to early replacement of ATM machines to comply with regulatory guidelines, and computer service costs increased by $42,000 for support of new services and to comply with regulatory changes. These increases in expenses were offset by a $75,000 decrease in FDIC insurance due to lower premium assessments, and a net decrease of $123,000 in other expenses. Changes in other expenses included a $235,000 decrease in expenses related to acquiring, maintaining and disposing of foreclosed and OREO properties because of the decrease in the number of these properties, partly offset by increased reporting and compliance costs incurred as part of regulatory compliance

Income Tax Expense. Our income tax provision increased by $1.4 million for the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to increased income.

Liquidity and Capital Resources

Our primary sources of funds are deposits, repayment and prepayment of loans, interest earned on or maturation of investment securities and short-term investments, borrowings and funds provided from operations. While maturities and the scheduled amortization of loans, investments and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general market interest rates, economic conditions and competition.

We monitor our cash flow carefully and strive to minimize the level of cash held in low-rate overnight accounts or in cash on hand. We also carefully track the scheduled delivery of loans committed for sale to be added to our cash flow calculations.

Our primary investing activities are the origination of loans and the purchase of securities. During the year ended December 31, 2012, the Bank originated loans totaling $135.3 million and purchased $4.3 million of mortgage-backed securities. These activities were funded primarily by principal repayments and prepayments on loans and maturities of mortgage-backed securities totaling $72.2 million. The proceeds from the sale of loans totaled $84.1 million for the year ended December 31, 2012. The Bank also purchased $15.2 million of investment securities funded primarily through maturities of investment securities of $5.3 million and through cash and short term investments. During the year ended December 31, 2011, the Bank purchased $6.5 million of investment securities funded primarily through sales and maturities of investment securities of $4.5 million.

Because there was a decrease in the balance of loans in our portfolio in 2012, we were less aggressive in acquiring additional deposits resulting in deposits staying flat, showing only a $204,000 increase despite the fact that we reduced interest rates from an average of 1.22% in 2011 to 0.97% in 2012. We also allowed $3.0 million of FHLB advances to roll off in 2012. As opportunities for loan growth improve, we intend to use FHLB advances as a source of funding for loans when advantageous interest-rate risk matches can be found.

Liquidity management is both a daily and long-term function for our senior management. We adjust our investment strategy, within the limits established by the investment policy, based upon assessments of expected loan demand, expected cash flows, FHLB advance opportunities, market yields and the objectives of our asset/liability management program. Base levels of liquidity have generally been invested in interest-earning overnight and time deposits with the Federal Home Loan Bank of Indianapolis and more recently at the Federal Reserve since it has started to pay interest on deposits in excess of reserve requirements and because of increasing wire transfer requests due to a change in funding methods now required by title companies. Funds for which a demand is not foreseen in the near future are invested in investment and other securities for the purpose of yield enhancement and asset/liability management.

Our current internal policy for liquidity is 5% of total assets. Our liquidity ratio at December 31, 2012 was 14.81% as a percentage of total assets.

We anticipate that we will have sufficient funds available to meet current funding commitments. At December 31, 2012 we had outstanding commitments to originate loans and available lines of credit totaling $33.5 million and commitments to provide borrowers the funds needed to complete current construction projects in the amount of $2.8 million. Certificates of deposit that will mature in one year or less at December 31, 2012 totaled $75.1 million. Based on our experience, our certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since we have established long-term banking relationships with our customers. Therefore, we believe a significant portion of such deposits will remain with us, although that cannot be assured. An exception to this rule would be the brokered certificates of deposit. Of the certificates maturing in one year or less at December 31, 2012, none were brokered deposits which will be leaving the Bank at maturity.

LSB Financial also has a need for, and sources of, liquidity. Liquidity is required to fund our operating expenses and fund stock repurchase programs, as well as for the payment of dividends to shareholders as needed. At December 31, 2012, LSB Financial had $223,000 in liquid assets on hand.

Federal insured savings institutions are required to maintain a minimum level of regulatory capital. If the requirement is not met, regulatory authorities may take legal or administrative actions, including restrictions on growth or operations or, in extreme cases, seizure. As of December 31, 2012 and December 31, 2011, Lafayette Savings was categorized as well capitalized. Our actual and required capital amounts and ratios at December 31, 2012 and December 31, 2011 are presented in Note 10 to the Consolidated Financial Statements ("Regulatory Matters") in this Annual Report on 10-K.

Effective August 31, 2010, the Company entered into a Memorandum of Understanding ("MOU") with the OTS, requiring the Company to submit to the OTS by October 31, 2010 a capital plan for enhancing the consolidated capital of the Company for the period January 1, 2011 through December 31, 2012. In its submitted capital plan, the Company proposes to maintain risk-based capital ratios above twelve percent (200 basis points above the ten percent well-capitalized level), and core capital above eight percent (300 basis points above the five percent well-capitalized level). The current capital levels shown in Note 10 are at least 1% above these levels. The OTS notified the Company that certain revisions to the capital plan primarily relating to consolidated capital ratios and consolidated financial statements of the Company must be submitted by August 30, 2011. As a result of the Dodd-Frank Act, the Bank is being supervised by the OCC and the Company is being supervised by the Federal Reserve from and after July 21, 2011. The Company requested clarification from the Federal Reserve regarding the requested information and submitted a response on August 30, 2011 explaining a labeling correction that the Company believes address the concerns noted by the OTS.

The Bank's Supervisory Agreement and the MOU require prior OCC and Federal Reserve non-objection to dividends by the Bank or the Company, respectively. In addition, the MOU requires prior approval by the Federal Reserve of any debt at the holding company level not in the ordinary course (including loans, cumulative preferred stock and subordinated debt), unless such debt is contemplated by the capital plan. LSB Financial does not now hold any such debt. LSB Financial declared quarterly cash dividends in the fourth quarter of 2012 and the first quarter of 2013 after receiving all required regulatory non-objections to the dividend declarations.

Off-Balance-Sheet Arrangements

As of the date of this Annual Report on Form 10-K, we do not have any off-balance-sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off-balance-sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which any entity unconsolidated with the Company is a party and under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

See Note 15 to the Consolidated Financial Statements regarding off-balance-sheet commitments.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

The Company's primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of non-interest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that the Company has made. The Company is unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Quarterly Results of Operations

Quarter Ending	Interest Income		Interest Expense	Net Interest Income		Provision For Loan Losses		Net Income		Basic Earnings Per Share		Diluted Earnings Per Share
				(Dollars in Thousands, except share data)								
2012												
March	$	4,194	$ 910	$	3,284	$ 600	$	595	$	0.38	$	0.38
June		3,950	851		3,099	500		509		0.33		0.33
September		3,901	769		3,132	500		879		0.57		0.56
December		3,675	695		2,980	500		676		0.43		0.43
	$	15,720	$ 3,225	$	12,495	$ 2,100	$	2,659	$	1.71	$	1.70
2011												
March	$	4,475	$ 1,111	$	3,364	$ 1,176	$	205	$	0.13	$	0.13
June		4,358	1,046		3,312	675		477		0.31		0.31
September		4,399	1,041		3,358	885		457		0.29		0.29
December		4,362	991		3,371	2,625		(600)		(0.38)		(0.38)
	$	17,594	$ 4,189	$	13,405	$ 5,361	$	539	$	0.35	$	0.35

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Not Applicable.

Item 8. Financial Statements and Supplementary Data

LSB Financial Corp.

December 31, 2012 and 2011

Contents

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
LSB Financial Corp.
Lafayette, Indiana

We have audited the accompanying consolidated balance sheets of LSB Financial Corp. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years ended December 31, 2012 and 2011. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSB Financial Corp. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Indianapolis, Indiana
March 13, 2013

LSB Financial Corp.
Consolidated Balance Sheets
December 31, 2012 and 2011
(Dollars in Thousands, Except Per Share Data)

	2012	2011
Assets		
Cash and due from banks	$ 25,643	$ 18,552
Short-term investments	5,778	3,156
Cash and cash equivalents	31,421	21,708
Interest bearing time deposits	1,740	---
Available-for-sale securities	28,004	13,845
Loans held for sale	1,363	3,120
Loans, net of allowance for loan losses of $5,900 and $5,331 at December 31, 2012 and 2011, respectively	280,257	302,510
Premises and equipment, net	7,069	6,146
Federal Home Loan Bank stock	3,185	3,185
Bank-owned life insurance	6,595	6,434
Interest receivable and other assets	4,976	7,342
Total assets	$ 364,610	$ 364,290
Liabilities and Stockholders' Equity		
Liabilities		
Deposits	$ 308,637	$ 308,433
Federal Home Loan Bank advances	15,000	18,000
Interest payable and other liabilities	2,018	1,683
Total liabilities	325,655	328,116
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $.01 par value; authorized 7,000,000 shares; issued and outstanding 2012 – 1,555,972 shares, 2011 - 1,555,222 shares	15	15
Additional paid-in capital	11,121	11,010
Retained earnings	27,495	24,913
Accumulated other comprehensive income	324	236
Total stockholders' equity	38,955	36,174
Total liabilities and stockholders' equity	$ 364,610	$ 364,290

See Notes to Consolidated Financial Statements

55

LSB Financial Corp.
Consolidated Statements of Income and Comprehensive Income
December 31, 2012 and 2011
(Dollars in Thousands, Except Per Share Data)

		2012		2011
Interest and Dividend Income				
Loans	$	15,162	$	17,134
Securities				
Taxable		352		264
Tax-exempt		162		174
Other		44		22
Total interest and dividend income		15,720		17,594
Interest Expense				
Deposits		2,839		3,750
Borrowings		386		439
Total interest expense		3,225		4,189
Net Interest Income		12,495		13,405
Provision for Loan Losses		2,100		5,361
Net Interest Income After Provision for Loan Losses		10,395		8,044
Non-interest Income				
Deposit account service charges and fees		1,338		1,397
Net gains on loan sales		2,489		1,080
Net realized gains on sales of available-for-sale securities		---		54
Net loss on other real estate owned		(97)		(700)
Debit card fees		558		560
Other		478		517
Total non-interest income		4,766		2,908
Non-interest Expense				
Salaries and employee benefits		6,205		5,465
Net occupancy and equipment expense		1,208		1,154
Computer service		618		576
Advertising		377		304
FDIC Insurance		481		566
ATM		265		216
Other		1,816		1,978
Total non-interest expense		10,970		10,259
Income Before Income Tax		4,191		693
Provision for Income Taxes		1,532		154
Net Income	$	2,659	$	539
Unrealized appreciation on available-for-sale securities, net of taxes of $58 and $24 at December 31, 2012 and 2011, respectively		88		35
Total comprehensive income	$	2,747	$	574
Basic Earnings Per Share	$	1.71	$	0.35
Diluted Earnings Per Share	$	1.70	$	0.35

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Stockholders' Equity
December 31, 2012 and 2011
(Dollars in Thousands, Except Per Share Data)

	Common Stock		Additional Paid-in Capital		Retained Earnings		Accumulated Other Comprehensive Income		Total	
Balance, January 1, 2011	$	15	$	10,987	$	24,374	$	201	$	35,577
Net income						539				539
Other comprehensive income								35		35
Stock options exercised (12,327 shares)				8						8
Tax benefit related to stock options exercised				7						7
Share-based compensation expense				8						8
Balance, December 31, 2011		15		11,010		24,913		236		36,174
Net income						2,659				2,659
Other comprehensive income								88		88
Stock options exercised (750 shares)				7						7
Tax benefit related to stock options exercised				2						2
Dividends on common stock, $0.05 per share						(77)				(77)
Share-based compensation expense				102						102
Balance, December 31, 2012	$	15	$	11,121	$	27,495	$	324	$	38,955

See Notes to Consolidated Financial Statements

LSB Financial Corp.
Consolidated Statements of Cash Flows
December 31, 2012 and 2011
(Dollars in Thousands, Except Per Share Data)

		2012		2011
Operating Activities				
Net income	$	2,659	$	539
Items not requiring (providing) cash				
Depreciation		453		404
Provision for loan losses		2,100		5,361
Amortization of premiums and discounts on securities		155		142
Deferred income taxes		(242)		(295)
Loss on other real estate owned		97		700
Gain on sale of securities		---		(54)
Gain on sale of loans		(2,489)		(1,080)
Loans originated for sale		(80,317)		(52,591)
Proceeds on loans sold		84,144		52,700
Share-based compensation expense		102		8
Changes in				
Interest receivable and other assets		1,377		861
Interest payable and other liabilities		335		(629)
Net cash provided by operating activities		8,374		6,066
Investing Activities				
Net change in interest-bearing deposits		(1,740)		---
Purchases of available-for-sale securities		(19,454)		(6,547)
Proceeds from maturities of available-for-sale securities		5,282		1,589
Proceeds from sale of available-for-sale securities		---		2,889
Net change in loans		18,797		10,681
Proceeds from sale of other real estate owned		2,694		1,003
Redemption of Federal Home Loan Bank stock		---		398
Purchase of premises and equipment		(1,376)		(434)
Net cash provided by investing activities		4,203		9,579
Financing Activities				
Net change in demand deposits, money market, NOW and savings accounts		12,425		9,272
Net change in certificates of deposit		(12,221)		(12,297)
Proceeds from Federal Home Loan Bank advances		---		11,000
Repayment of Federal Home Loan Bank advances		(3,000)		(15,500)
Proceeds from stock options exercised		7		8
Tax benefits related to stock options purchased		2		7
Dividends paid		(77)		---
Net cash used in financing activities		(2,864)		(7,510)
Increase in Cash and Cash Equivalents		9,713		8,135
Cash and Cash Equivalents, Beginning of Year		21,708		13,573
Cash and Cash Equivalents, End of Year	$	31,421	$	21,708
Supplemental Cash Flows Information				
Interest paid	$	3,235	$	4,202
Income taxes paid		675		1,414
Supplemental Non-Cash Disclosures				
Capitalization of mortgage servicing rights	$	419	$	116
Loans transferred to other real estate owned		1,424		2,625

See Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

LSB Financial Corp. ("Company") is a thrift holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Lafayette Savings Bank ("Bank"). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Tippecanoe and surrounding counties in Indiana. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank, and the Bank's two subsidiaries, L.S.B. Service Corporation ("LSBSC") and Lafayette Insurance & Investments, Inc. ("LI&I"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, fair value of servicing rights and financial instruments. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties. A substantial portion of the loan portfolio is secured by single and multi-family residential mortgages.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to non-interest income. Gains and losses on loan sales are recorded in non-interest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in non-interest income upon sale of the loan.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company's internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line and accelerated methods over the estimated useful lives of the assets ranging from 3 to 39 years.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Servicing Rights

Servicing rights on originated loans that have been sold are initially recorded at fair value. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value and is recorded through a valuation allowance.

Stock Options

The Company has a stock-based employee compensation plan, which is described more fully in Note 12.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment.

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during each period. Diluted earnings per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Current Economic Conditions

The current protracted economic decline continues to present financial institutions with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair values of investments and other assets, constraints on liquidity and capital and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. Due to national, state, and local economic conditions, values for commercial and development real estate have declined significantly, and the market for these properties is depressed. The accompanying consolidated financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the consolidated financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses and capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity. Furthermore, the Company's regulators could require material adjustments to asset values or the allowance for loan losses for regulatory capital purposes that could affect the Company's measurement of regulatory capital and compliance with the capital adequacy guidelines under the regulatory framework for prompt corrective action.

Note 2: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2012 was $1,581,000.

Effective July 21, 2010, the FDIC's insurance limits were permanently increased to $250,000. At December 31, 2012, the Company's interest-bearing cash accounts do not exceed federally insured limits. Additionally, approximately $24,333,000 and $1,477,000 of cash is held by the Federal Reserve Bank of Chicago and the FHLB of Indianapolis, respectively, which is not federally insured.

Pursuant to legislation enacted in 2012, the FDIC fully insured all noninterest-bearing transaction accounts beginning December 31, 2010 through December 31, 2012, at all FDIC-insured institutions. The legislation expired on December 31, 2012. Beginning January 1, 2013 noninterest-bearing transaction accounts are subject to the $250,000 limit on FDIC insurance per covered institution.

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

Note 3: Securities

The amortized cost and approximate fair values, together with gross unrealized gains and losses, of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-sale Securities:				
December 31, 2012				
U.S. Government sponsored agencies	$ 10,639	$ 83	$ (13)	$ 10,709
Mortgage-backed securities-Government sponsored entities	6,989	209	---	7,198
State and political subdivisions	9,840	271	(14)	10,097
	$ 27,468	$ 563	$ (27)	$ 28,004
Available-for-sale Securities:				
December 31, 2011				
U.S. Government sponsored agencies	$ 3,172	$ 7	$ (2)	$ 3,177
Mortgage-backed securities-Government sponsored entities	3,570	149	---	3,719
State and political subdivisions	6,710	242	(3)	6,949
	$ 13,452	$ 398	$ (5)	$ 13,845

The amortized cost and fair value of available-for-sale securities at December 31, 2012, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Within one year	$ 280	$ 281
One to five years	9,711	9,872
Five to ten years	10,488	10,653
After ten years	---	---
	20,479	20,806
Mortgage-backed securities	6,989	7,198
Totals	$ 27,468	$ 28,004

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2012 and 2011 was $5.6 million and $938,000, which is approximately 20% and 7%, respectively, of the Company's available-for-sale investment portfolio.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities had been in a continuous unrealized loss position at December 31, 2012 and 2011.

	2012					
	Less Than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government sponsored agencies	$ 3,076	$ 13	$ ---	$ ---	$ 3,076	$ 13
State and political subdivisions	2,541	14	---	---	2,541	14
Total temporarily impaired securities	$ 5,617	$ 27	$ ---	$ ---	$ 5,617	$ 27

	2011					
	Less Than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government sponsored agencies	$ 368	$ 2	$ ---	$ ---	$ 368	$ 2
State and political subdivisions	570	3	---	---	570	3
Total temporarily impaired securities	$ 938	$ 5	$ ---	$ ---	$ 938	$ 5

Note 4: Loans and Allowance for Loan Losses

The allowance for loan losses represents management's estimate of probable losses inherent in Lafayette Savings' loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The strategy also emphasizes diversification on an industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

Lafayette Savings' allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

Larger commercial loans that exhibit probable or observed credit weaknesses and all loans that are rated substandard or lower are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Bank. Included in the review of individual loans are those that are impaired as provided in Financial Accounting Standards Board ("FASB") ASC 310-10 (formerly FAS 114, Accounting by Creditors for Impairment of a Loan). Any allowances for impaired loans are determined by the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral based on the discounted appraised value. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous smaller balance loans, such as consumer installment and mortgage loans secured by various property types are not individually risk graded. Reserves are established for each pool of loans based on the expected net charge-offs. Loss rates are based on the average net charge-off history by loan category.

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices, examination results from bank regulatory agencies and Lafayette Savings' internal loan review.

Allowances on individual loans are reviewed quarterly and historical loss rates are reviewed annually and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Lafayette Savings' primary market area for lending is Tippecanoe County, Indiana and to a lesser extent the eight surrounding counties. When evaluating the adequacy of the allowance, consideration is given to this regional geographic concentration and the closely associated effect of changing economic conditions on Lafayette Savings' customers.

Categories of loans at December 31 include:

	2012	2011
Real Estate		
One-to-four family residential	$ 99,216	$ 108,867
Multi-family residential	62,823	60,612
Commercial real estate	82,430	90,879
Construction and land development	14,113	18,364
Commercial	13,290	14,366
Consumer and other	1,131	1,161
Home equity lines of credit	16,421	17,330
Total loans	289,424	311,579
Less		
Net deferred loan fees, premiums and discounts	(469)	(496)
Undisbursed portion of loans	(2,798)	(3,242)
Allowance for loan losses	(5,900)	(5,331)
Net loans	$ 280,257	$ 302,510

The risk characteristics of each loan portfolio segment are as follows:

Commercial

Commercial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate

These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company's commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. As a general rule, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans.

Construction

Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based on estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Residential, Home Equity and Consumer

With respect to residential loans that are secured by one- to four-family residences and are generally owner occupied, the Company generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in one- to four-family residences, and consumer loans are secured by consumer assets such as automobiles or recreational vehicles. Some consumer loans are unsecured such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

Additional information on the allocation of loan loss reserves by loan category, which does not include loans held for sale, for the years ended December 31, 2012 and December 31, 2011 is provided below.

Allowance for Loan Losses and Recorded Investment in Loans for the Year Ended December 31, 2012

2012	Commercial	Owner Occupied 1-4	Non-owner Occupied 1-4	Multi-family	Commercial Real Estate	Construction	Land	Consumer and Home Equity	Total
Allowance for losses									
Beginning balance	$ 667	$ 436	$ 1,330	$ 646	$ 1,788	$ 64	$ 264	136	5,331
Provision charged to expense	421	213	(246)	667	1,156	(2)	(190)	81	2,100
Losses charged off	485	61	83	259	795	---	16	11	1,710
Recoveries	30	1	21	1	28	---	96	2	179
Ending balance	633	589	1,022	1,055	2,177	62	154	208	5,900
ALL individually evaluated	---	14	27	24	253	---	---	---	318
ALL collectively evaluated	633	575	994	1,031	1,924	62	154	208	5,582
Total ALL	633	589	1,021	1,055	2,177	62	154	208	5,900
Loans individually evaluated	49	1,653	5,917	2,891	6,233	---	1,379	92	18,214
Loans collectively evaluated	13,241	46,892	44,754	59,932	76,197	8,928	3,806	17,460	271,210
Total loans evaluated	13,290	48,545	50,671	62,823	82,430	8,928	5,185	17,552	289,424

Allowance for Loan Losses and Recorded Investment in Loans for the Year Ended December 31, 2011

2011	Commercial	Owner Occupied 1-4	Non-owner Occupied 1-4	Multi-family	Commercial Real Estate	Construction	Land	Consumer and Home Equity	Total
Allowance for losses									
Beginning balance	$ 565	$ 242	$ 773	$ 1,138	$ 2,061	$ ---	$ 480	84	5,343
Provision charged to expense	1,042	249	2,158	238	1,448	64	32	130	5,361
Losses charged off	940	77	1,615	730	1,721	---	278	79	5,440
Recoveries	0	22	14	---	---	---	30	1	67
Ending balance	667	436	1,330	646	1,788	64	264	136	5,331
ALL individually evaluated	129	13	84	---	413	---	---	---	639
ALL collectively evaluated	538	423	1,246	646	1,375	64	264	136	4,692
Total ALL	667	436	1,330	646	1,788	64	264	136	5,331
Loans individually evaluated	2,451	2,094	8,316	4,558	11,764	---	2,140	142	31,465
Loans collectively evaluated	11,915	48,248	50,209	56,054	79,115	8,060	8,164	18,349	280,114
Total loans evaluated	14,366	50,342	58,525	60,612	90,879	8,060	10,304	18,491	311,579

Management's general practice is to charge down collateral dependent loans individually evaluated for impairment to the fair value of the underlying collateral.

Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible. The Company's policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined.

For all loan portfolio segments except one- to four-family residential properties and consumer, the Company promptly charges-off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower's ability to adequately meet its obligations. For impaired loans that are considered to be solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges-off one- to four-family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by

applicable regulatory guidance which provides for the charge-down of one- to four-family first and junior lien mortgages to the net realizable value less costs to sell when the loan is 120 days past due, charge-off of unsecured open-end loans when the loan is 120 days past due, and charge-down to the net realizable value when other secured loans are 120 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well-secured and in the process of collection, such that collection will occur regardless of delinquency status, need not be charged off. Charge-offs may be taken sooner than the above-referenced timeframes if circumstances warrant.

The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the prior four years. Management believes the four year historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed.

We rate all loans by credit quality using the following designations:

GRADE 1 - **Pass, superior credit quality**

Loans of the highest quality. Financial strength of the borrower (exhibited by extremely low debt-to-income ratios/high debt-service coverage, low loan-to-value ratio, and clean credit history) is such that no loss is anticipated. Probability of serious or rapid deterioration is extremely small.

GRADE 2 - Pass, good credit quality

Loans of good quality. Overall above average credit, with strong capacity to repay (exhibited by higher debt-to-income ratios/lower debt-service coverage than Grade 1, but still better than average levels), sound credit history and employment. Loan-to-value is not as strong as Grade 1, but is greater than Grade 3. Minor loss exposure with the probability of serious financial deterioration unlikely.

GRADE 3 - Pass, low risk

Loans of satisfactory quality. Average quality due to average capacity to repay (exhibited by higher debt-to-income ratios/lower debt-service coverage than Grade 2 but better than levels requiring Loan Committee approval), employment, credit history, loan-to-value ratio, or paying habits. Deterioration possible if adverse factors occur.

GRADE 4 - Pass, acceptable risk

Loans of marginal, but acceptable quality due to below average capacity to repay (exhibited by high debt-to-income ratios/low debt-service coverage), high loan-to-value, or poor paying habits. Deterioration likely if adverse factors occur.

GRADE W-4 - Pass, watch list credit

These loans have the same characteristics as standard Grade 4 loans, with an added significant weakness such as the global debt-service coverage of the borrower being below 1.00. Such loans should have no delinquencies within the previous 12 months.

GRADE 5- Special Mention

Loans in this classification are in a state of change that could adversely affect paying ability, collateral value or which require monthly monitoring to protect the asset value.

GRADE 6- Substandard

A substandard asset with a defined weakness. Heavy debt condition, deterioration of collateral, poor paying habits, or conditions present that unless deficiencies are corrected will result in some loss. Loans 90 or more days past due should be automatically included in this grade.

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

GRADE 7 - Doubtful

Poor quality. Loans in this group are characterized by less than adequate collateral and all of the characteristics of a loan classified as substandard. The possibility of a loss is extremely high, but factors may be underway to minimize the loss or maximize the recovery.

GRADE 8 - Loss

Loans classified loss are considered uncollectible and of such little value that their continuance as an asset is not warranted.

Interest income on loans individually classified as impaired is recognized on a cash basis after all past due and current principal payments have been made.

Subsequent payments on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status.

The following tables provide an analysis of loan quality using the above designations, based on property type at December 31, 2012 and December 31, 2011.

Loan Quality Analysis as of December 31, 2012

Credit Rating	Commercial	Owner Occupied 1-4	Non-owner Occupied 1-4	Multi-Family	Commercial Real Estate	Construction	Land	Consumer and Home Equity	Total
1- Superior	$ 27	$ 3,849	$ 246	$ ---	$ 103	$ 667	$ 193	$ 1,787	$ 6,872
2 – Good	3,061	20,104	4,299	7,661	10,924	1,123	172	11,311	58,655
3 - Pass Low risk	7,982	16,459	12,625	31,281	31,853	5,383	286	3,374	109,243
4 – Pass	1,689	6,221	24,623	18,010	22,993	1,755	1,387	1,078	77,756
4W - Watch	186	746	2,894	2,954	5,014	---	1,769	---	13,563
5 - Special mention	296	---	2,535	2,139	4,658	---	---	---	9,628
6 - Substandard	49	1,166	3,449	778	6,885	---	1,378	2	13,707
7 - Doubtful	---	---	---	---	---	---	---	---	---
8 – Loss	---	---	---	---	---	---	---	---	---
Total	$ 13,290	$ 48,545	$ 50,671	$ 62,823	$ 82,430	$ 8,928	$ 5,185	$ 17,552	$ 289,424

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

Loan Quality Analysis as of December 31, 2011

Credit Rating	Commercial	Owner Occupied 1-4	Non-owner Occupied 1-4	Multi-Family	Commercial Real Estate	Construction	Land	Consumer and Home Equity	Total
1- Superior	$ 257	$ 2,911	$ 115	$ ---	$ 107	$ ---	$ 200	$ 1,743	$ 5,333
2 - Good	2,719	18,638	5,167	8,176	10,761	1,094	763	11,336	58,654
3 - Pass Low risk	6,408	19,801	13,665	24,884	33,730	4,170	354	4,376	107,388
4 - Pass	2,229	6,403	28,118	20,475	25,302	2,796	1,312	803	87,438
4W - Watch	303	748	6,398	4,342	9,772	---	2,077	90	23,730
5 - Special mention	1,550	475	188	704	232	---	3,501	99	6,749
6 - Substandard	900	1,366	4,874	2,031	10,975	---	2,097	44	22,287
7 - Doubtful	---	---	---	---	---	---	---	---	---
8 - Loss	---	---	---	---	---	---	---	---	---
Total	$ 14,366	$ 50,342	$ 58,525	$ 60,612	$ 90,879	$ 8,060	$ 10,304	$ 18,491	$ 311,579

Analyses of past due loans segregated by loan type as of December 31, 2012 and December 31, 2011 are provided below.

Loan Portfolio Aging Analysis as of December 31, 2012

	30-59 Days	60-89 Days	Over 90 Days	Total Past Due	Current	Total Loans	Under 90 Days and Not Accruing	Total 90 Days and Accruing
Commercial	$ ---	$ ---	$ 49	$ 49	$ 13,241	$ 13,290	$ ---	$ ---
Owner occupied 1-4	184	406	107	697	47,848	48,545	862	---
Non-owner occupied 1-4	291	216	2,124	2,631	48,040	50,671	543	---
Multi-family	700	78	---	778	62,045	62,823	76	---
Commercial real estate	---	---	487	487	81,943	82,430	815	---
Construction	---	---	---	---	8,928	8,928	---	---
Land	---	79	140	219	4,966	5,185	1,238	---
Consumer and home equity	1	2	---	3	17,549	17,552	2	---
Total	$ 1,176	$ 781	$ 2,907	$ 4,864	$ 284,560	$ 289,424	$ 3,536	$ ---

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

Loan Portfolio Aging Analysis as of December 31, 2011

	30-59 Days	60-89 Days	Over 90 Days	Total Past Due	Current	Total Loans	Under 90 Days and Not Accruing	Total 90 Days and Accruing
Commercial	$ 1,387	$ 572	$ 148	$ 2,107	$ 12,259	$ 14,366	$ 568	$ ---
Owner occupied 1-4	336	211	714	1,261	49,081	50,342	433	---
Non-owner occupied 1-4	435	25	1,918	2,378	56,147	58,525	1,184	---
Multi-family	---	116	801	917	59,695	60,612	501	---
Commercial real estate	19	74	1,974	2,067	88,812	90,879	1,677	---
Construction	---	---	---	---	8,060	8,060	---	---
Land	---	---	1,173	1,173	9,131	10,304	924	---
Consumer and home equity	86	8	36	130	18,361	18,491	8	---
Total	$ 2,263	$ 1,006	$ 6,764	$ 10,033	$ 301,546	$ 311,579	$ 5,295	$ ---

Impaired loans are those for which we believe it is probable that we will not collect all principal and interest due in accordance with the original terms of the loan agreement. The following tables present impaired loans and interest recognized on them for the years ended December 31, 2012 and December 31, 2011.

Impaired Loans as of and for the Year Ended December 31, 2012

	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Impaired Loans	Interest Income Recognized
Loans without a specific valuation allowance					
Commercial	$ 49	$ 521	$ ---	$ 568	$ 35
Owner occupied 1-4	1,421	1,535	---	1,434	65
Non-owner occupied 1-4	5,636	5,990	---	6,485	273
Multi-family	2,813	2,865	---	3,032	151
Commercial real estate	4,667	5,720	---	8,275	260
Construction	---	---	---	---	---
Land	1,379	1,615	---	1,566	25
Consumer and home equity	92	114	---	160	11
Total loans without a specific valuation allowance	16,057	18,360	---	21,520	820
Loans with a specific valuation allowance					
Commercial	---	---	---	143	2
Owner occupied 1-4	232	240	14	160	8
Non-owner occupied 1-4	281	281	27	295	1
Multi-family	78	83	24	16	---
Commercial real estate	1,566	1,567	253	1,612	48
Construction	---	---	---	---	---
Land	---	---	---	---	---
Consumer and home equity	---	---	---	1	1
Total loans with a specific valuation allowance	2,157	2,171	318	2,227	60
Total					
Commercial	49	521	---	711	37
Owner occupied 1-4	1,653	1,775	14	1,594	73
Non-owner occupied 1-4	5,917	6,271	27	6,780	274
Multi-family	2,891	2,948	24	3,048	151
Commercial real estate	6,233	7,287	253	9,887	308
Construction	---	---	---	---	---
Land	1,379	1,615	---	1,566	25
Consumer and home equity	92	114	---	161	12
Total impaired loans	$ 18,214	$ 20,531	$ 318	$ 23,747	$ 880

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

Impaired Loans as of and for the Year Ended December 31, 2011

	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Impaired Loans	Interest Income Recognized
Loans without a specific valuation allowance					
Commercial	$ 2,233	$ 2,257	$ ---	$ 1,935	$ 128
Owner occupied 1-4	1,951	1,960	---	1,918	80
Non-owner occupied 1-4	7,476	8,605	---	7,392	268
Multi-family	4,558	6,083	---	5,208	204
Commercial real estate	8,854	10,406	---	6,157	305
Construction	---	---	---	---	---
Land	2,140	2,234	---	3,591	110
Consumer and home equity	142	148	---	205	3
Total loans without a specific valuation allowance	27,354	31,693	---	26,406	1,098
Loans with a specific valuation allowance					
Commercial	218	231	129	64	17
Owner occupied 1-4	143	153	13	67	5
Non-owner occupied 1-4	840	840	84	856	23
Multi-family	---	---	---	---	---
Commercial real estate	2,910	2,910	413	3,785	135
Construction	---	---	---	---	---
Land	---	---	---	---	---
Consumer and home equity	---	---	---	---	---
Total loans with a specific valuation allowance	4,111	4,134	639	4,772	180
Total					
Commercial	2,451	2,488	129	1,999	145
Owner occupied 1-4	2,094	2,113	13	1,985	85
Non-owner occupied 1-4	8,316	9,445	84	8,248	291
Multi-family	4,558	6,083	---	5,208	204
Commercial real estate	11,764	13,316	413	9,942	440
Construction	---	---	---	---	---
Land	2,140	2,234	---	3,591	110
Consumer and home equity	142	148	---	205	3
Total impaired loans	$ 31,465	$ 35,827	$ 639	$ 31,178	$ 1,278

All loans rated substandard are considered impaired. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due (both principal and interest) according to contractual terms of the loan agreement. Loans that are considered impaired are reviewed to determine if a specific allowance is required based on the borrower's financial condition, resources and payment record, support from guarantors and the realizable value of any collateral. As a practical expedient the Bank will typically use the collateral fair market value method to determine impairments unless circumstances preclude its use. In this method, any portion of the investment above the current fair market value of the collateral should be identified as an impairment. Fair market value is determined using a current appraisal or evaluation in compliance with federal appraisal regulations.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

The following table gives a breakdown of non-accruing loans by loan class at December 31, 2012 and December 31, 2011.

	2012	2011
Commercial	$ 49	$ 716
Owner occupied 1-4	969	1,147
Non-owner occupied 1-4	2,667	3,102
Multi-family	76	1,302
Commercial real estate	1,302	3,651
Construction	---	---
Land	1,378	2,097
Consumer and home equity	2	44
Total	$ 6,443	$ 12,059

Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. All interest accrued, but not received for loans placed on non-accrual, is reversed against interest income. Interest subsequently received on such loans is accounted for by using the cost-recovery basis for commercial loans and the cash-basis for retail loans until qualifying for return to accrual status.

There were no accruing loans delinquent 90 days or more at December 31, 2012 and 2011.

Loans to related parties at December 31, 2012 totaled $3.1 million. Loans to related parties at December 31, 2011 of $2.7 million were reduced by paydowns of $876,000 and increased by new debt of $1.3 million.

The following tables present information regarding newly restructured troubled debt restructurings by class for the years ended December 31, 2012 and 2011. Restructured terms included rate concessions on all six loans, principal modifications on three loans and payment concessions on one loan.

Troubled Debt Restructurings for Year Ended December 31, 2012

	Number of Loans	Pre-Modification Recorded Balance	Post-Modification Recorded Balance	Type of Modification
Commercial	1	$ 245	$ 245	Term
Owner occupied 1-4	3	239	239	Rate, high loan-to-value
Non-owner occupied 1-4	---	---	---	
Multi-family	---	---	---	
Commercial Real Estate	2	1,889	1,430	A/B loan, payment adjustment
Construction	---	---	---	
Land	---	---	---	
Consumer and home equity	---	---	---	
Total	6	$ 2,373	$ 1,914	

73

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

Troubled Debt Restructurings for Year Ended December 31, 2011

	Number of Loans	Pre-Modification Recorded Balance		Post-Modification Recorded Balance		Type of Modification
Commercial	1	$	130	$	130	Term
Owner occupied 1-4	13		90		90	Rate, high loan-to-value
Non-owner occupied 1-4	1		156		100	Term
Multi-family	1		446		410	A/B loan, term, rate
Commercial Real Estate	22		2,450		1,750	A/B loan, term, rate
Construction	---		---		---	
Land	---		---		---	
Consumer and home equity	---		---		---	
Total	6	$	3,272	$	2,480	

Troubled Debt Restructurings that Subsequently Defaulted
for the Year Ended December 31, 2012

	Number of Loans	Recorded Balance	
Commercial	1	$	130
Owner occupied 1-4	---		---
Non-owner occupied 1-4	---		---
Multi-family	---		---
Commercial Real Estate	---		---
Construction	---		---
Land	---		---
Consumer and home equity	---		---
Total	1	$	130

74

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

Troubled Debt Restructurings that Subsequently Defaulted
for the Year Ended December 31, 2011

	Number of Loans	Recorded Balance
Commercial	---	$ ---
Owner occupied 1-4	---	---
Non-owner occupied 1-4	1	824
Multi-family	---	---
Commercial Real Estate	---	---
Construction	---	---
Land	1	171
Consumer and home equity	---	---
Total	2	$ 995

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2012	2011
Land	$ 1,681	$ 1,681
Buildings and improvements	7,569	6,383
Equipment	3,493	3,303
	12,743	11,367
Less accumulated depreciation	(5,674)	(5,221)
Net premises and equipment	$ 7,069	$ 6,146

Note 6: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $123.2 million and $106.5 million at December 31, 2012 and 2011, respectively.

The following summarizes the activity pertaining to mortgage servicing rights measured using the amortization method. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value of the mortgage servicing rights. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates, were used to stratify the originated mortgage servicing rights.

	2012	2011
Mortgage servicing rights		
Balance, beginning of year	$ 962	$ 1,092
Additions	419	116
Amortization of servicing rights	(398)	(246)
Balance, end of year	$ 983	$ 962

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

	2012	2011
Fair value, beginning of period	$ 983	$ 1,172
Fair value, end of period	1,184	983

Note 7: Deposits

Deposits at year-end are summarized as follows:

	2012		2011	
	Amount	Percent	Amount	Percent
Non-interest-bearing deposits	$ 30,879	10.01%	$ 26,668	8.65%
NOW accounts	107,859	34.95	102,280	33.16
Savings accounts	28,966	9.39	26,331	8.53
	167,704	54.34	155,279	50.34
Certificates of deposit				
0.00% to 1.99%	94,506	30.62	85,785	28.66
2.00% to 3.99%	42,802	13.87	61,894	19.23
4.00% to 5.99%	3,620	1.12	5,469	1.77
6.00% to 7.99%	5	.00	6	.00
	140,933	45.66	153,154	49.66
	$ 308,637	100.00%	$ 308,433	100.00%

At December 31, 2012, scheduled maturities of certificates of deposit are as follows:

2013	$ 75,132
2014	24,319
2015	29,708
2016	5,063
2017	6,711
	$ 140,933

Time deposits of $100,000 or more, including brokered deposits, were $69.2 million and $72.6 million at December 31, 2012 and 2011, respectively.

Deposits from related parties held by the Company at December 31, 2012 and 2011 totaled $2.0 million and $1.3 million, respectively.

Brokered deposits totaled approximately $13.7 million and $16.2 million at December 31, 2012 and 2011, respectively.

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

Note 8: Federal Home Loan Bank Advances

Federal Home Loan Bank advances totaled $15.0 million and $18.0 million at December 31, 2012 and 2011, respectively. At December 31, 2012, the advances range in interest rates from 1.84% to 3.13% and are secured by blanket mortgage loan collateral totaling $110.0 million.

Aggregate annual maturities of the advances at December 31, 2012, are:

2013	$	5,000
2014		---
2015		3,000
2016		7,000
	$	15,000

Note 9: Income Taxes

The provision for income taxes includes these components:

		2012		2011
Taxes currently payable	$	1,774	$	449
Deferred income taxes		(242)		(295)
Income tax expense	$	1,532	$	154

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

		2012		2011
Computed at the statutory rate (34%)	$	1,425	$	236
Increase (decrease) resulting from				
Tax exempt interest		(51)		(55)
State income taxes		195		11
Other		(37)		(38)
Actual tax expense	$	1,532	$	154

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

The tax effects of temporary differences related to deferred taxes were:

	2012	2011
Deferred tax assets		
Allowance for loan losses	$ 2,382	$ 2,259
Non-accrual loan income	350	299
Other	344	278
	3,076	2,836
Deferred tax liabilities		
Depreciation	265	300
Mortgage servicing rights	416	407
FHLB stock dividends	132	132
Unrealized gain on available-for-sale securities	212	157
Other	357	329
	1,382	1,325
Net deferred tax asset	$ 1,694	$ 1,511

Retained earnings at December 31, 2012 and 2011 include approximately $1.9 million for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future were approximately $737,000 at December 31, 2012 and 2011.

Note 10: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2012 and 2011 that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2012, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table. The table represents the capital amounts and ratios reported in the Bank's regulatory reports. The 2012 table includes capital amounts and ratios reported in the Call Report required by the Office of the Comptroller of the Currency. The 2011 table includes capital amounts and ratios reported in the Thrift Financial Report required by the Office of Thrift Supervision prior to the consolidation of those agencies.

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2012						
Total risk-based capital (to risk-weighted assets)	$ 41,400	16.0%	$ 20,694	8.0%	$ 25,868	10.0%
Tier I capital (to risk-weighted assets)	38,134	14.7	10,347	4.0	15,521	6.0
Tier I capital (to adjusted total assets)	38,134	10.5	10,928	3.0	18,213	5.0
As of December 31, 2011						
Total risk-based capital (to risk-weighted assets)	$ 38,860	14.5%	$ 21,494	8.0%	$ 26,867	10.0%
Tier I capital (to risk-weighted assets)	35,502	13.2	10,747	4.0	16,120	6.0
Tier I capital (to adjusted total assets)	35,502	9.8	10,919	3.0	18,198	5.0
Tier I capital (to adjusted tangible assets)	35,502	9.8	7,279	2.0	N/A	N/A
Tangible capital (to adjusted tangible assets)	35,502	9.8	5,459	1.5	N/A	N/A

The Bank and the Company are subject to certain restrictions on the amount of dividends that each may declare without prior regulatory approval. At December 31, 2012, regulatory approval was required for all dividend declarations.

The Company converted from a mutual to a stock institution, and a “liquidation account” was established at $8.1 million, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reduction to the extent they have reduced their deposits, would receive a distribution from this account if the Bank liquidated. Dividends may not reduce shareholders’ equity below the required liquidation account balance.

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

Note 11: Employee Benefits

The Bank maintains an ESOP, which purchased 8% of the stock offered in the conversion. All shares in the ESOP have been allocated to participants in prior years. Dividends paid on allocated shares are charged to retained earnings.

There was no ESOP expense recorded for 2012 and 2011.

	2012	2011
ESOP shares allocated	95,680	99,546

The Company has a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to 100% of their compensation with the Company matching 100% of the employee's contribution on the first 4% of the employee's compensation. Employer contributions charged to expense for 2012 and 2011 were $127,000 and $125,000, respectively.

Note 12: Stock Option Plans

The Company's original Incentive Stock Option Plan (the "1995 Plan"), which was shareholder approved, permitted the grant of stock options to its directors, officers and other key employees. The 1995 Plan authorized the grant of options for up to 238,050 shares of the Company's common stock which generally vested at a rate of 20 percent a year and have a 10-year contractual life. 21,458 shares from the 1995 Plan were outstanding at December 31, 2012. The Company's 2007 Incentive Stock Option Plan ("2007 Plan"), which is shareholder approved, also permits the grant of stock options to its directors, officers and other key employees. The 2007 Plan authorized the grant of options for up to 81,000 shares of the Company's common stock, which generally vest at a rate of 20 percent a year and have a 10-year contractual term. 42,725 shares from the 2007 Plan were outstanding at December 31, 2012. The Company believes that such awards better align the interests of its directors and employees with those of its shareholders. Option awards are granted with an exercise price equal to the market price of the Company's stock at the date of grant. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the 1995 and 2007 Plans). The Company issues shares from its authorized shares to satisfy option exercises. There were 38,725 options granted under the 2007 Plan during 2012.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted represents the period of time that options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The discount rate for post-vesting restrictions is estimated based on the Company's credit-adjusted risk-free rate of return.

Three option awards were granted in 2012 which were estimated using the following weighted average information:

	2012		
Expected volatility	30.40%	24.36%	24.31%
Weighted-average volatility	30.40%	24.36%	24.31%
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	7	7	7
Risk-free rate	1.77%	1.00%	1.00%

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

A summary of option activity under the 1995 and 2007 Plans as of December 31, 2012, and changes during the year then ended, is presented below:

	2012			
	Shares	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Term**	**Aggregate Intrinsic Value**
Outstanding, beginning of year	28,208	$ 19.94		$ 11
Granted	38,725	17.37		$ ---
Exercised	(750)	10.10		
Forfeited	(2,000)	17.00		
Outstanding, end of year	64,183	$ 18.58	6.55 years	$ 35
Exercisable, end of year	23,557	$ 21.13	3.90 years	$ 18

81

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

There were 2,000 options forfeited in 2012. There were no options forfeited or expired during the year ended December 31, 2011.

As of December 31, 2012, there was $120,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of four years.

Note 13: Earnings Per Share

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2012		
	Income	Weighted-Average Shares	Per Share Amount
Net income	$ 2,659	1,555,810	
Basic earnings per share			
Income available to common stockholders			$ 1.71
Effect of dilutive securities			
Stock options		5,685	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 2,659	1,561,495	$ 1.70

There were 25,866 options outstanding at December 31, 2012 that were considered anti-dilutive.

	Year Ended December 31, 2011		
	Income	Weighted-Average Shares	Per Share Amount
Net income	$ 539	1,554,225	
Basic earnings per share			
Income available to common stockholders			$ 0.35
Effect of dilutive securities			
Stock options		1,028	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 539	1,555,253	$ 0.35

There were 25,208 options outstanding at December 31, 2011 were considered anti-dilutive.

Note 14: Disclosures About Fair Value of Financial Instruments

ASC Topic 820-10, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. Third-party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities (Level 2). Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather relying on the investment securities' relationship to other benchmark quoted investment securities.

Available-for-Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. government sponsored agency securities, mortgage-backed agency securities, and obligations of states and political subdivisions. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The following table presents the fair value measurement of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012 and 2011:

		Fair Value Measurements Using		
	Fair Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
December 31, 2012				
Available-for-sale securities				
U.S. government-sponsored agencies	$ 10,709	$ ---	$ 10,709	$ ---
Mortgage-backed securities-government sponsored entities	7,198	---	7,198	---
State and political subdivisions	10,097	---	10,097	---
Totals	$ 28,004	$ ---	$ 28,004	$ ---
December 31, 2011				
Available-for-sale securities				
U.S. government-sponsored agencies	$ 3,177	$ ---	$ 3,177	$ ---
Mortgage-backed securities-government sponsored entities	3,719	---	3,719	---
State and political subdivisions	6,949	---	6,949	---
Totals	$ 13,845	$ ---	$ 13,845	$ ---

Following is a description of the inputs and valuation methodologies used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheets, as well as the general classification of those assets pursuant to the valuation hierarchy.

Collateral-Dependent Impaired Loans, Net of Allowance for Loan and Lease Losses

The estimated fair value of collateral-dependent impaired loans is based on the appraised fair value of the collateral, less estimated cost to sell. Collateral-dependent impaired loans are classified within Level 3 of the fair value hierarchy.

The Company considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary. Appraisals are reviewed for accuracy and consistency. Appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral. These discounts and estimates are developed by comparison to historical results.

| | | | Fair Value Measurements Using | | |
	Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans					
December 31, 2012	$	527	$ ---	$ ---	$ 527
December 31, 2011	$	3,701	$ ---	$ ---	$ 3,701

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in nonrecurring Level 3 fair value measurements.

	Value at 12/31/12	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
		In thousands		
Collateral-dependent impaired loans	$527	Market comparable properties	Marketability discount	10%

Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments not carried at fair value and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012 and December 31, 2011.

	Carrying Amount	Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		In thousands		
December 31, 2012: (Unaudited)				
Financial assets				
Cash and cash equivalents	$ 31,421	$ 31,421	$ —	$ —
Interest bearing time deposits	1,740	—	1,740	—
Loans held for sale	1,363	—	1,363	—
Loans, net of allowance for losses	280,257	—	—	299,010
Federal Home Loan Bank stock	3,185	—	3,185	—
Accrued interest receivable	1,133	—	1,133	—
Financial liabilities				
Transaction and savings deposits	167,704	167,704	—	—
Time Deposits	140,933	—	—	143,181
Federal Home Loan Bank advances	15,000	—	15,515	—
Accrued interest payable	40	—	40	—

December 31, 2011

	Carrying Amount	Fair Value
Financial assets		
Cash and cash equivalents	$ 21,708	$ 21,708
Loans held for sale	3,120	3,120
Loans, net of allowance for loan losses	302,510	316,250
Federal Home Loan Bank stock	3,185	3,185
Interest receivable	1,250	1,250
Financial liabilities		
Deposits	308,433	313,717
Federal Home Loan Bank advances	18,000	18,609
Interest payable	50	50

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheets at amounts other than fair value.

Cash and Cash Equivalents and Interest Bearing Time Deposits

The carrying amount approximates fair value.

Loans Held For Sale

The carrying amount approximates fair value due to the insignificant time between origination and date of sale. The carrying amount is the amount funded and accrued interest.

Loans

Fair value is estimated by discounting the future cash flows using the market rates at which similar notes would be made to borrowers with similar credit ratings and for the same remaining maturities. The market rates used are based on current rates the Bank would impose for similar loans and reflect a market participant assumption about risks associated with non-performance, illiquidity, and the structure and term of the loans along with local economic and market conditions.

Federal Home Loan Bank Stock

Fair value is estimated at book value due to restrictions that limit the sale or transfer of such securities.

Accrued Interest Receivable and Payable

The carrying amount approximates fair value. The carrying amount is determined using the interest rate, balance and last payment date.

Deposits

Fair value of term deposits is estimated by discounting the future cash flows using rates of similar deposits with similar maturities. The market rates used were obtained from a knowledgeable independent third party and reviewed by the Company. The rates were the average of current rates offered by local competitors of the Bank.

The estimated fair value of demand, NOW, savings and money market deposits is the book value since rates are regularly adjusted to market rates and amounts are payable on demand at the reporting date.

Federal Home Loan Bank Advances

Fair value is estimated by discounting the future cash flows using rates of similar advances with similar maturities. These rates were obtained from current rates offered by FHLB.

Commitments to Originate Loans, Forward Sale Commitments, Letters of Credit and Lines of Credit

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of commitments to sell securities is estimated based on current market prices for securities of similar terms and credit quality.

The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. The fair value of commitments was not material at December 31, 2012 and 2011.

Note 15: Commitments and Contingent Liabilities

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates.

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

At year-end, these financial instruments are summarized as follows:

		2012		2011
Commitments to extend credit				
Fixed rate	$	9,062	$	9,458
Variable rate		227		---
Unused portions of lines of credit		26,968		23,804
Letters of credit		49		232

The commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established under the contract. Generally, such commitments are for no more than 60 days. At December 31, 2012, the fixed rate loan commitments were at rates ranging from 2.75% to 4.13%. Unused portions of lines of credit include balances available on commercial and home equity loans and are variable rate.

Note 16: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

		December 31		
		2012		2011
Assets				
Cash	$	223	$	225
Securities available-for-sale		110		128
Investment in the Bank		38,556		35,740
Other assets		66		81
Total assets	$	38,955	$	36,174
Liabilities	$	---	$	---
Stockholders' Equity		38,955		36,174
Total liabilities and stockholders' equity	$	35,955	$	36,174

Condensed Statements of Income and Comprehensive Income

		Years Ending December 31		
		2012		2011
Income				
Dividends from the Bank	$	155	$	155
Other income		7		8
Total income		162		163
Expenses		(211)		(236)
Income Before Income Tax and Equity in Undistributed Income of Bank Subsidiary		(49)		(73)
Income Tax Benefit		82		92
Income Before Equity in Undistributed Income of Bank Subsidiary		33		19
Equity in Undistributed Income of Bank Subsidiary		2,626		520
Net Income	$	2,659	$	539
Comprehensive Income	$	2,747	$	574

LSB Financial Corp.
Notes to Consolidated Financial Statements
December 31, 2012 and 2011
(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

Condensed Statements of Cash Flows

| | Years Ending December 31 | |
	2012	2011
Operating Activities		
Net income	$ 2,659	$ 539
Equity in undistributed income of the Bank	(2,626)	(520)
Change in other assets	15	(3)
Net cash provided by operating activities	48	16
Investing Activity - proceeds from paydowns of securities	18	16
Financing Activity		
Dividends paid	(77)	---
Stock options exercised	7	8
Tax benefit of stock options exercised	2	7
Net cash provided by (used in) financing activities	(68)	15
Net Change in Cash	(2)	47
Cash at Beginning of Year	225	178
Cash at End of Year	$ 223	$ 225

Note 17: Recent Accounting Pronouncements

The FASB has issued ASU No. 2011-03, Reconsideration of Effective Control for Repurchase Agreements, to clarify the accounting principles applied to repurchase agreements, as set forth by FASB ASC Topic 860, Transfers and Servicing. This ASU amends one of three criteria used to determine whether or not a transfer of assets may be treated as a sale by the transferor. Under Topic 860, the transferor may not maintain effective control over the transferred assets in order to qualify as a sale. This ASU eliminates the criteria under which the transferor must retain collateral sufficient to repurchase or redeem the collateral on substantially agreed upon terms as a method of maintaining effective control. This ASU is effective for both public and nonpublic entities for interim and annual reporting periods beginning on or after December 15, 2011, and requires prospective application to transactions or modifications of transactions which occur on or after the effective date. Early adoption is not permitted. The adoption of this ASU did not have a significant impact on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220); Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2015. The Company does not expect this ASU to have a significant impact on its consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210);Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The main objective of this standard is to address implementation issues about the scope of Accounting Standards Update No. 2011-11, Balance Sheet (Topic

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

210): Disclosures About offsetting Assets and Liabilities. The amendments clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative period presented. The Company does not expect this ASU to have a significant impact on its consolidated financial statements.

ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS amends FASB ASC Topic 820, Fair Value Measurements , to bring U.S. GAAP for fair value measurements in line with International Accounting Standards. The ASU clarifies existing guidance for items such as: the application of the highest and best use concept to non-financial assets and liabilities; the application of fair value measurement to financial instruments classified in a reporting entity's stockholders' equity; and disclosure requirements regarding quantitative information about unobservable inputs used in the fair value measurements of level 3 assets. The ASU also creates an exception to Topic 820 for entities which carry financial instruments within a portfolio or group, under which the entity is now permitted to base the price used for fair valuation upon a price that would be received to sell the net asset position or transfer a net liability position in an orderly transaction. The ASU also allows for the application of premiums and discounts in a fair value measurement if the financial instrument is categorized in level 2 or 3 of the fair value hierarchy. Lastly, the ASU contains new disclosure requirements regarding fair value amounts categorized as level 3 in the fair value hierarchy such as: disclosure of the valuation process used; effects of and relationships between unobservable inputs; usage of nonfinancial assets for purposes other than their highest and best use when that is the basis of the disclosed fair value; and categorization by level of items disclosed at fair value, but not measured at fair value for financial statement purposes. For public entities, this ASU is effective for interim and annual periods beginning after December 15, 2011. Early adoption was not permitted. The adoption of this ASU did not have a significant impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income . This update provides an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments do not affect how earnings per share is calculated or presented. This update is effective for fiscal years and interim periods beginning after December 15, 2011 and is to be applied retrospectively. The adoption of this ASU did not have a significant impact on the Company's consolidated financial statements. The Company has presented comprehensive income in a single continuous statement of comprehensive income for the years ended December 31, 2012 and 2011.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU No. 2011-08 provides entities with the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the

(Table Dollar Amounts in Thousands, Except Per Share Data Amounts)

two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. Under the amendments in ASU No. 2011-08, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The amendments enacted by ASU No. 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption was permitted. The adoption of this update did not impact the Company's financial condition or results of operations.

In December, 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, in an effort to improve comparability between U.S. GAAP and international financial reporting standards ("IFRS") financial statements with regard to the presentation of offsetting assets and liabilities on the statement of financial position arising from financial and derivative instruments, and repurchase agreements. The ASU establishes additional disclosures presenting the gross amounts of recognized assets and liabilities, offsetting amounts, and the net balance reflected in the statement of financial position. Descriptive information regarding the nature and rights of the offset must also be disclosed. The new standard is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company does not expect this ASU to have a significant impact on its consolidated financial statements.

In December, 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05. In response to stakeholder concerns regarding the operational ramifications of the presentation of these reclassifications for current and previous years, the FASB has deferred the implementation date of this provision to allow time for further consideration. The requirement in ASU 2011-05, Presentation of Comprehensive Income for the presentation of a combined statement of comprehensive income or separate, but consecutive, statements of net income and other comprehensive income is still effective for fiscal years and interim periods beginning after December 15, 2011 for public companies, and fiscal years ending after December 15, 2011 for nonpublic companies. The adoption of this ASU did not have a significant impact on the Company's consolidated financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. An evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934), as of December 31, 2012 (the "Evaluation Date"), was carried out under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer and several other members of our senior management. Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures in effect as of the Evaluation Date are effective in ensuring that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and were designed to ensure that information required to be disclosed in those reports is accumulated and communicated to our management (including the Chief Executive Officer and Chief Financial Officer) as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting. The management of LSB Financial Corp. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934). Our internal control over financial reporting process was designed, under supervision of our Chief Executive Officer, Chief Financial Officer and several other members of our senior management, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of the inherent limitations in any internal control, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management has determined that, as of December 31, 2012, the Company's internal control over financial reporting is effective based on those criteria.

Changes in Internal Controls over Financial Reporting. There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) identified in connection with our evaluation of controls that occurred during the quarter ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

We have no information that was required to be reported on a Form 8-K in the fourth quarter covered by this Annual Report on Form 10-K, but was not reported on a Form 8-K during the fourth quarter.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning LSB Financial directors is incorporated herein by reference to the sections of the definitive Proxy Statement for the Annual Meeting of Shareholders to be held in April 2013 under the caption "Proposal 1 - Election of Directors." Information concerning LSB Financial executive officers is included in Item 4.5 in Part I of this Form 10-K and is incorporated herein by reference.

The information relating to corporate governance required by this item is incorporated herein by reference to the section of our definitive Proxy Statement for the Annual Meeting of Shareholders to be held in April 2013 under the caption "Corporate Governance."

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and our other equity securities by the end of the second business day following a change. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2012, all Section 16(a) filing requirements applicable to our officers, directors and 10% beneficial owners were complied with during 2012.

LSB Financial has a written code of ethics that applies to all of our directors, officers and employees. The code of ethics is available on our website at www.lsbank.com.

Item 11. Executive Compensation

Information concerning executive compensation is incorporated herein by reference to the sections of our definitive Proxy Statement for the Annual Meeting of Shareholders to be held in April 2013 with the captions "Executive Compensation" and "Compensation of Directors."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management is incorporated herein by reference to the section of our definitive Proxy Statement for the Annual Meeting of Shareholders to be held in April 2013 with the caption "Principal Holders of Common Stock."

Equity Compensation Plan Information. The following table summarizes our equity compensation plans as of December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	64,183 (2)	$18.58 (3)	38,725 (4)
Equity compensation plans not approved by security holders	---	---	---

_____
(1) LSB Financial Corp.'s 1995 Stock Option and Incentive Plan terminated on August 22, 2005 so no further options may be granted under the 1995 Stock Option and Incentive Plan.
(2) Includes 21,458 shares under LSB Financial Corp.'s 1995 Stock Option and Incentive Plan and 42,725 shares under the LSB Financial Corp. 2007 Stock Option and Incentive Plan.
(3) The total in Column (b) includes only the weighted-average price of stock options.
(4) The total in Column (c) is the number of shares reserved for issuance under the LSB Financial Corp. 2007 Stock Option and Incentive Plan excluding the 42,725 shares included in Column (a).

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information concerning director independence and certain relationships and transactions is incorporated herein by reference to the sections of our definitive Proxy Statement for the Annual Meeting of Shareholders to be held in April 2013 with the captions "Corporate Governance" and "Transactions with Related Persons."

Item 14. Principal Accountant Fees and Services

Information concerning principal accountant fees and services are incorporated herein by reference to the sections of our definitive Proxy Statement for the Annual Meeting of Shareholders to be held in April 2013 with the caption "Accountant's Fees."

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

Financial Statements:
Report of BKD, LLP, Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2012 and 2011
Consolidated Statements of Income for the Years Ended December 31, 2012 and 2011
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2012 and 2011
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012 and 2011
Notes to Consolidated Financial Statements

Financial Statement Schedules:
All schedules are omitted as the required information either is not applicable or is included in the consolidated financial statements or related notes contained in Item 8.

(b) The exhibits filed herewith or incorporated by reference herein are set forth on the Index to Exhibits.

A copy of this Annual Report on Form 10-K without exhibits for the fiscal year ended December 31, 2012, as filed with the SEC, will be furnished without charge to shareholders of LSB Financial upon written request to the Secretary, LSB Financial Corp., 101 Main Street, P.O. Box 1628, Lafayette, Indiana 47902, or by calling (765) 742-1064. Copies of the exhibits filed with the Form 10-K may be obtained by shareholders at a charge of $0.25 per page.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LSB FINANCIAL CORP.

Date: March 13, 2013

By:/s/ Randolph F. Williams
Randolph F. Williams, President,
Chief Executive Officer and Director
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Mariellen M. Neudeck
Mariellen M. Neudeck, Chairman of the Board

/s/ Randolph F. Williams
Randolph F. Williams, President, Chief Executive Officer and Director
(Principal Executive and Operating Officer)

Date: March 13, 2013

Date: March 13, 2013

/s/ James A. Andrew
James A. Andrew, Director

/s/ Kenneth P. Burns
Kenneth P. Burns, Director

Date: March 13, 2013

Date: March 13, 2013

/s/ Philip W. Kemmer
Philip W. Kemmer, Director

/s/ Stephen E. Belter
Stephen E. Belter, Director

Date: March 13, 2013

Date: March 13, 2013

/s/ Jeffrey A. Poxon
Jeffrey A. Poxon, Director

/s/ Thomas B. Parent
Thomas B. Parent, Director

Date: March 13, 2013

Date: March 13, 2013

/s/ Mary Jo David
Mary Jo David, Senior Vice President, Chief Financial Officer, Secretary-
   Treasurer and Director
(Principal Financial and Accounting Officer)

/s/ Charles W. Shook
Charles W. Shook, Director

Date: March 13, 2013

Date: March 13, 2013

/s/ Sarah R. Byrn
Sarah R. Byrn, Director

Date: March 13, 2013

INDEX TO EXHIBITS

Regulation S-K Exhibit Number	Document
3.1	Articles of Incorporation, filed on September 21, 1994 as an exhibit to Registrant's Registration Statement on Form S-1 (File No. 33-84266), are incorporated by reference.
3.2	Bylaws, as amended and restated, filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on March 2, 2012, are incorporated herein by reference.
4	Registrant's Specimen Stock Certificate, filed on September 21, 1994 as an exhibit to Registrant's Registration Statement on Form S-1 (File No. 33-84266), is incorporated herein by reference.
10.1*	Registrant's 1995 Stock Option and Incentive Plan, filed as Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, is incorporated herein by reference (SEC File/Film No. 000-25070/06728832).
10.2*	Form of 1995 Stock Option and Incentive Plan Non-Qualified Stock Option Agreement, filed as Exhibit 10.4 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, is incorporated herein by reference (SEC File/Film No. 000-25070/05704550).
10.3*	Form of 1995 Stock Option and Incentive Plan Incentive Stock Option Agreement, filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, is incorporated herein by reference (SEC File/Film No. 000-25070/05704550).
10.4*	Deferred Compensation Agreement between Lafayette Savings Bank and Randolph F. Williams, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K for the event occurring on September 29, 2005, is incorporated herein by reference (SEC File/Film No. 000-25070/051114515).
10.5*	Amended and Restated Employment Agreement dated February 27, 2008 between LSB Financial Corp. and Randolph F. Williams filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 3, 2008, is incorporated herein by reference (SEC File/Film No. 000-25070/08658380).
10.6*	Amended and Restated Employment Agreement dated February 27, 2008 between LSB Financial Corp. and Mary Jo David filed as Exhibit 10.2 to the Registrant's 8-K filed on March 3, 2008, is incorporated herein by reference (SEC File/Film No. 000-25070/08658380)
10.7*	LSB Financial Corp. 2007 Stock Option and Incentive Plan, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 24, 2007, is incorporated herein by reference (SEC File/Film No. 000-25070/07785275).
10.8*	Form of 2007 Stock Option and Incentive Plan Incentive Stock Option Agreement, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, is incorporated herein by reference (SEC File/Film No. 000-25070/07845678).
10.9*	Form of 2007 Stock Option and Incentive Plan Non-qualified Stock Option Agreement, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, is incorporated herein by reference (SEC File/Film No. 000-25070/07845678).

Regulation S-K Exhibit Number	Document
10.10*	Form of Agreement for Restricted Stock Granted under LSB Financial Corp. 2007 Stock Option and Incentive Plan, filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, is incorporated herein by reference (SEC File/Film No. 000-25070/07845678).
14	Code of Ethics, filed as Exhibit 14 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, is incorporated herein by reference (SEC File/Film No. 000-25070/04698801).
21	Subsidiaries of Registrant.
23	Consent of BKD, LLP, Independent Registered Public Accounting Firm.
31.1	Rule 13a - 14(a) Certification (Chief Executive Officer).
31.2	Rule 13a - 14(a) Certification (Chief Financial Officer).
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following materials from the Company's Annual Report on Form 10-K for the year ending December 31, 2012, formatted in an XBRL Interactive Data File: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Income; (iii) Consolidated Statements of Stockholders' Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.**

* Indicates exhibits that describe or evidence management contracts and plans required to be filed as exhibits.

** Users of the XBRL-related information in Exhibit 101 of this Annual Report on Form 10-K are advised, in accordance with Regulation S-T Rule 406T, that this Interactive Data File is deemed not filed as a part of a registration statement for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections. The financial information contained in the XBRL-related documents is unaudited and unreviewed.

LSB Financial Corp.

The Holding Company of Lafayette Savings Bank

Corporate HQ | 101 Main Street | Lafayette, Indiana

www.LSBANK.com | 742-1064



SKU #: 001CSN3591